Form 20-F
VIROTEC INTERNATIONAL LTD  /ADR/
filed 2002-12-23
CIK 1123833

SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F
                                   (Mark one)



        [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended June 30, 2002
                                       OR
              [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-49923

                           VIROTEC INTERNATIONAL LTD
             (Exact name of Registrant as specified in its charter)

                                   AUSTRALIA
                (Jurisdiction of incorporation or organization)

                          Building 50B Pinewood Drive
                         Sanctuary Cove Queensland 4212
                                   Australia
                    (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the
                                      Act:

                                      None

   Securities registered or to be registered pursuant to Section 12(g) of the
                                      Act:

                               Ordinary Shares[*]
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:

                                      None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this annual report.

                          168,193,841 Ordinary Shares

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes (X) No ()

    Indicate by check mark which financial statement item the registrant has elected to follow.
                             (_) Item17 (X) Item 18


________________________

* Represented by American Depositary Shares. Each American Depositary Share represents fifty (50) Ordinary Shares.




TABLE OF CONTENTS


PRESENTATION OF FINANCIAL INFORMATION.......................................3


FORWARD-LOOKING STATEMENTS..................................................3


ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS...........................3


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............4


ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE..........................4


ITEM 3.    KEY INFORMATION..................................................5


ITEM 4.    INFORMATION ON VIROTEC..........................................13


ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................31


ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................43


ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............50


ITEM 8.    FINANCIAL INFORMATION...........................................52


ITEM 9.    THE OFFER AND LISTING...........................................53


ITEM 10.   ADDITIONAL INFORMATION..........................................56


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......66


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........67


ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................68


ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           THE USE OF PROCEEDS.............................................68


ITEM 15.   CONTROLS AND PROCEDURES.........................................68


ITEM 16.   RESERVED........................................................68


ITEM 17.   FINANCIAL STATEMENTS............................................69


ITEM 18.   FINANCIAL STATEMENTS............................................69


ITEM 19.   EXHIBITS........................................................69


PRESENTATION OF FINANCIAL INFORMATION

     Unless otherwise stated, any financial information, including the financial statements included in Item 18 of this annual report (the "Financial Statements"), has been prepared in accordance with Australian Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from U.S. GAAP. You should read Note 26 to the Financial Statements for a discussion of these differences as they relate to Virotec.

FORWARD-LOOKING STATEMENTS

     Certain statements in this annual report may constitute "forward-looking statements". Such forward-looking statements are based on the beliefs of our management as well as assumptions based on information available to us. When used in this annual report, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These include, but are not limited to, risks or uncertainties associated with the development of our technology, our ability to protect our proprietary technology, the market for our products, government regulation, changes in tax and other laws, changes in competition, the loss of key personnel and other factors identified under Item 3D of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update the forward-looking statements.


ENFORCEMENT OF LIABILITIES AND SERVICE OF PROCESS

     Virotec is incorporated under the laws of Australia. All of our directors and senior management and the experts named in this annual report reside outside the United States. Substantially all of our assets, our directors' and senior management's assets and such experts' assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors, senior management or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, we have been advised by our Australian counsel, McCullough Robertson, that there is doubt that the courts of Australia will enforce against us, our directors, senior management and experts, judgments obtained in the United States based upon the civil liability provisions of the federal securities laws of the United States or will enter judgments in original actions brought in Australian courts based upon the federal securities laws of the United States.
                                       3


PART I


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable



ITEM 3.     KEY INFORMATION

A.     Selected Financial Data

     The following table presents our selected financial information at the dates and for each of the periods indicated. You should read the following information together with the information contained in Item 5 "Operating and Financial Review and Prospects", as well as our financial statements and the notes thereto and other financial information appearing elsewhere in this annual report.


                                                                       At or for the year ended June 30,
                                                                 1998           1999           2000           2001           2002
  AMOUNTS IN ACCORDANCE WITH AUSTRALIAN GAAP                     (A$)           (A$)           (A$)           (A$)           (A$)

  Statement of Financial Performance Data

  Revenue:
  Sale of goods                                                     -              -              -        254,356         97,819

  Rendering of services                                             -              -              -        511,644        800,047
  Other revenues from operating
  activities                                                   21,478         29,377         67,030        232,686        640,708

  Revenue from outside operating
  activities                                                  898,106              -        151,461              -              -
  Total revenue                                               919,584         29,377        218,491        998,686      1,538,574

  Operating Expenses:
  Depreciation and amortization                              (43,989)       (86,717)       (80,172)      (205,447)      (275,418)
  Research and development                                          -              -      (647,462)      (921,126)    (1,804,866)
  Exploration and evaluation expenditure
  written off                                               (110,044)    (6,377,508)       (58,699)      (339,414)      (489,839)
  Employee costs and directors
  remuneration                                              (470,456)      (426,563)      (557,615)    (3,168,756)    (1,291,421)

  Other expenses from operating
  activities                                                (788,357)      (981,959)    (1,067,849)    (1,802,258)    (2,793,437)

  Total expenses                                          (1,412,846)    (7,872,747)    (2,411,797)    (6,437,001)    (6,654,981)

  Loss from ordinary activities before
  income tax                                                (493,262)    (7,843,370)    (2,193,306)    (5,438,315)    (5,116,407)
  Income tax related to operating loss                              -              -              -              -              -
  Net loss after income tax                                 (493,262)    (7,843,370)    (2,193,306)    (5,438,315)    (5,116,407)

  Basic loss per share (cents)                              (15.0)(1)         (29.8)          (3.0)          (5.3)          (3.4)
  Basic loss per ADS (cents) (2)                              (748.9)      (1,490.8)        (150.9)        (266.2)        (170.1)
  Weighted average number of shares
  outstanding(3)                                            9,289,329     26,305,924     72,649,703    102,158,210    150,430,225
  Weighted average number of ADSs
  outstanding (2) (3)                                         185,786        526,118      1,452,994      2,043,164      3,008,604

  Statement of Financial Position Data
  Current assets                                              877,121      1,476,014      3,544,563      1,353,058     12,199,306
  Non-current assets                                        6,240,769        787,723        384,848      2,583,060      2,672,130
  Total assets                                              7,117,890      2,263,737      3,929,411      3,936,118     14,871,436
  Current liabilities                                       2,743,785        392,793        245,880        556,114        890,179
  Non-current liabilities                                     729,000        910,000        510,000        610,000        790,000
  Total liabilities                                         3,472,785      1,302,793        755,880      1,166,114      1,680,179

  Net assets                                                3,645,105        960,944      3,173,531      2,770,004     13,191,258
  Contributed equity                                       34,290,733     40,699,942     45,105,835     48,140,623     63,678,284

  AMOUNTS IN ACCORDANCE WITH U.S. GAAP
  Net loss                                                        n/a            n/a    (2,168,196)    (5,593,614)    (5,257,527)
  Basic and diluted loss per share (cents)                        n/a            n/a          (3.0)          (5.5)          (3.5)
  Basic and diluted loss per ADS (cents) (2)                      n/a            n/a        (149.2)        (273.8)        (174.7)
  Total assets                                                    n/a            n/a      3,929,411      4,113,066     15,029,264
  Total liabilities                                               n/a            n/a        755,880      1,166,114      1,680,179
  Shareholders' equity                                            n/a            n/a      3,173,531      2,946,952     13,349,086



(1) For the purposes of Australian GAAP, an extraordinary item of A$898,106 has been excluded from the calculation of basic loss per share for the year ended June 30, 1998.

(2)  Assumes one ADS represents 50 shares.


(3) On May 1, 1998 the number of shares on issue was consolidated on a basis of one share for each two shares held.

Exchange Rates

     We publish our consolidated financial statements in Australian dollars ("A$"). Unless otherwise indicated, or the context otherwise requires, all dollar amounts in this annual report are expressed in Australian dollars.

     The following table sets forth, for the periods and dates indicated, information concerning the rates of exchange of A$1.00 into U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average noon buying rates included in the following table were computed based on the noon buying rate on the last day of each month in the relevant period.


           Period                                    At Period End   Average    High     Low
Fiscal Year Ended June 30,
1998                                                      0.6208     0.6805   0.7537   0.5867
1999                                                      0.6611     0.6245   0.6712   0.5500
2000                                                      0.5971     0.6238   0.6703   0.5685
2001                                                      0.5100     0.5320   0.5996   0.4828
2002                                                      0.5628     0.5240   0.5748   0.4841

June 2002                                                                     0.5748   0.5583
July 2002                                                                     0.5688   0.5445
August 2002                                                                   0.5396   0.5280
September 2002                                                                0.5518   0.5419
October 2002                                                                  0.5585   0.5422
November 2002                                                                 0.5660   0.5563



     The Australian dollar is convertible into U.S. dollars at freely floating rates and there are no applicable exchange control restrictions in Australia. On December 16, 2002, the noon buying rate was US$0.0.5660 per A$1.00.

     Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Australian dollar amount of Virotec's profits or losses (as applicable), assets and shareholders' equity. In addition, fluctuations in the exchange rate between the Australian dollar and the U.S. dollar will affect the U.S. dollar equivalent of the Australian dollar price of Virotec's shares on the Australian Stock Exchange and are likely to affect the U.S. dollar price of Virotec's American Depositary Shares, or ADSs. If in the future we pay any dividends on our shares, these fluctuations would also affect the U.S. dollar proceeds that holders of American Depositary Receipts, or ADRs, which evidence ownership of ADSs, would receive from the conversion value of cash dividends paid in Australian dollars on our shares.

B.     Capitalization and Indebtedness

Not Applicable

C.     Reasons for Offer and Use of Proceeds

Not Applicable


D.     Risk Factors

We have previously been under receivership and administration, we have a history of operating losses and are uncertain that we will achieve profitability in the future.

     Virotec was incorporated in 1969 and has not made a profit from its operations since 1987, when it was principally involved in mining. In January 1997, due to the fact we were experiencing financial difficulties, a secured creditor appointed a receiver and manager to Virotec. In March 1997, our directors appointed an administrator to Virotec. In July 1997, the receiver and manager retired following the establishment of a deed of company arrangement. Following finalization of the deed of company arrangement in October 1998, the Administrator retired. In late 1999, faced with decreased revenue projections as a result of a decline in the value of our mineral resources and a potential increase in the cost of remediation bonds required by environmental regulatory bodies, we resolved to change the nature of our business from mining to environmental management and remediation. Since that time, our losses have resulted principally from research and development costs associated with the BauxsolTM technology, BaseconTM technology and other related technologies (the "Technologies"), and general and administrative costs. To date, we have not received any material revenue from the commercial sale of any applications of the Technologies. We will incur high levels of expense to implement our business plan. As a result, we expect our losses to continue through to at least the end of fiscal 2003. Our profitability is dependent on our ability, alone or with others, to commercialize the Technologies. No assurance can be given that we will achieve profitability in the future. For fiscal 2002, our net loss was approximately A$5.1 million and as of June 30, 2002 our accumulated losses since inception were approximately A$50.5 million.

We have a limited experience operating as an environmental management and remediation company and the BauxsolTM technology is the first technology we have attempted to commercialize.

     We have only been operating our environmental consulting business since October 2000. After becoming involved with the BauxsolTM technology in October 1999, we focussed on researching, developing and testing the BauxsolTM technology and related technologies and are currently working to commercialize the Technologies. We have not previously been involved in the commercialization of any other technology.

We are continuing to develop the Technologies and have not yet entered into significant commercial arrangements in relation to any applications of the Technologies.

     The Technologies will require further investment, research, development, testing and possibly regulatory approval. We cannot be sure of the extent to which the Technologies will be able to gain market acceptance. We cannot predict when or if the Technologies will be taken up commercially or when or if we will generate any material revenue from commercialization.

We may have substantial additional financing requirements and are uncertain if funds will be available.

     We may require additional funds in order to further develop and commercialize the Technologies and to expand our operations in the United States and Europe, including the planned construction of a BauxsolTM manufacturing plant in Italy in fiscal 2004. In addition, we may require funds to pursue regulatory clearances, prosecute and defend our intellectual property rights, develop marketing, sales and other capabilities, and fund operating expenses. We intend to seek any such additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners, including licensing agreements. We cannot be certain that we will be able to raise any required funding, on favorable terms or at all, or that we will be able to establish corporate collaborations on acceptable terms, if at all. Additional equity financings could result in significant dilution to our shareholders. If we are unable to obtain additional funding or enter into corporate collaborations, we may be required to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations

We are substantially dependent on licensed patents for the Technologies.

     We have been granted exclusive marketing and distribution rights to the BauxsolTM technology and BaseconTM technology and any other related technology invented under an agreement with Nauveau Technology Investments Limited, a company that is 10% controlled by Brian Sheeran, our Executive Chairman, and 40% controlled by Professor David McConchie, a director of Virotec. As a result of their interests in Nauveau Technology Investments, Mr. Sheeran and Professor McConchie may have conflicts of interest in connection with the license agreement. See Item 7A and Item 10C. The loss of our exclusive license to use the Technologies could result in us having to cease selling products that use the licensed intellectual property. Nauveau Technology Investments may only terminate our exclusive license if we fail to make required royalty payments. However, we could also lose our rights under this exclusive license for reasons beyond our control. For example, Nauveau Technology Investments could lose patent protection for the Technologies for a number of reasons, including invalidity of the licensed patents. The loss of our license to use the Technologies would have a material adverse effect on our business, financial condition and results of operations and could lead to the cessation of our business.

We may be unable to protect the intellectual property rights needed to operate our business and our efforts to protect our intellectual property may cause us to become involved in costly and lengthy litigation, which could seriously harm our business.

     Although we are not the owners of the Technologies, we hold exclusive rights to them and are responsible for their protection. Our success will depend largely on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or have third parties circumvent our rights. We principally rely upon patents, trade secret, copyright and contract law to protect the proprietary technology needed to operate our business.

     There are six pending patent applications for the Technologies that we filed on behalf of Nauveau Technology Investments and we will continue to seek patent protection for the Technologies on behalf of Nauveau Technology Investments. However, there can be no assurance:

     * that patents will be issued from any pending applications;

     * that the claims allowed under any patents will be sufficiently broad to protect the technology;

     * that any patents issued to Nauveau Technologies Investments will not be challenged, invalidated or circumvented; or

     * as to the degree or adequacy of protection any patents or patent applications may or will afford.

     The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As such, we cannot be certain that Nauveau Technologies Investments as the inventor, were the first creators of intellectual property covered by the pending patent applications. Nor can we be certain that Nauveau Technologies Investments was first to file patent applications for such inventions.

     In addition, many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect our proprietary rights to the same extent as do, laws in Australia, the United States and other Patent Co-operation Treaty countries.

     Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are involved in such litigation and there can be no assurance that funds would be available for us in the event of any such litigation. Additionally, there can be no assurance that we would prevail in any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us to cease using the infringing technologies or products, any of which could have a material adverse effect on our business, financial condition and results of operations.

     We also rely on trade secrets and proprietary know-how, especially in circumstances in which we believe patent protection is not appropriate or obtainable. For example, the Australian provisional patent for the BauxsolTM technology does not cover the BauxsolTM technology as a whole and some of the BauxsolTM technology has been published and is available for use by third parties. We attempt to protect the proprietary technology needed to operate our business in part by confidentiality agreements with our employees, advisers and consultants. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that unpatented proprietary intellectual property needed to operate our business will not otherwise become known or independently discovered by our competitors, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to patent infringement claims.

     Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties. Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims we could incur substantial costs and our management resources could be diverted. This could have a material adverse effect on our business, financial condition and results of operations.

     If we were found to be infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease the activities that infringe on patents. We cannot be certain that if we required licenses for patents held by third parties that they would be made available on terms acceptable to us, if at all. To the extent that we required such licenses for the development of technology for our business and we were unable to obtain them, we could be foreclosed from the development, manufacture or commercialization of technology or products requiring such licenses, or encounter delays in product introductions while attempting to design around such patents. This could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on retaining our key personnel and advisers, particularly Professor D. McConchie, our chief scientific adviser, and attracting and retaining additional qualified personnel.

     We are dependent on retaining key personnel and advisers, particularly Professor D. McConchie. Professor D. McConchie was primarily responsible for the initial development of the Technologies and is crucial to the further development of the Technologies. If we were to lose his services it could have a material adverse effect on our business, financial condition and results of operations. We do not maintain any "key man" life insurance policies. There are a small number of qualified geochemical and environmental engineers and retaining and attracting such qualified individuals is critical to our success. We cannot be certain that we will be able to attract and retain such qualified individuals on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

There are potential adverse effects from technological change and new competition.

     We know of no existing technology,  other than BauxsolTM  technology,  that can extract up to 99.99 percent of heavy metals, neutralize acid cost-effectively and leave no environmental threat after treatment. Accordingly, we believe we have a competitive advantage in the global environmental remediation market.

     We know of no other technology, other than BaseconTM technology that is able to cost-effectively neutralize caustic bauxite refinery residues and produce an entirely benign residue which can be safely stored or used as raw material for BauxsolTM products.

     Although we are unaware of any new technologies under development, competitors may develop and implement new technologies that allow them to offer lower-priced or superior quality environmental remediation products that render the BauxsolTM or BaseconTM technologies obsolete or non-competitive. This would have a material adverse effect on our business.

We may be exposed to lawsuits and other claims if the Technologies fail to perform as warranted, which could increase our expenses and harm our reputation.

     Potential customers will rely upon us to provide crucial environmental management and remediation services. If the application of the Technologies is not successful in any particular instance there is potential for us to incur significant liability. We may be held liable for damages beyond the scope of any insurance coverage we may have. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of the Technologies, which could have a material adverse effect on our business, results of operations and financial condition.

We are planning to expand our operations throughout the world, which will expose us to the inherent risks of doing business on an international level, including fluctuations in foreign currency, unexpected changes in regulatory requirements, tariffs and other trade barriers and difficulties in staffing and managing foreign operations.

     Currently, the majority of our assets and operations are located in Australia. We are continuing to grow our operations outside Australia, including the opening of an office in Italy in February 2002, the opening of a laboratory in Europe in August 2001, and the planned construction of a BauxsolTM manufacturing plant in Italy in fiscal 2004, and we plan to sell the Technologies throughout the world. There are certain risks inherent in doing business on an international level, including:

     * fluctuations in foreign currency;

     * unexpected changes in regulatory requirements;

     * tariffs and other trade barriers;

     * difficulties in staffing and managing foreign operations;

     * longer payment cycles;

     * problems in collecting accounts receivables;

     * political instability; and

     * potentially adverse tax consequences of operating in multiple jurisdictions.

     In some countries, we may need to enter a joint venture or other strategic relationship with one or more third parties in order to successfully commercialize the Technologies and/or conduct our operations, and may be required by law to hold only a minority interest in any operating entity. To the extent we are a party to joint ventures, we may be subject to loss of proprietary information, risky business practices and other strategic decisions contrary to our business judgment.

     We account for transactions in Australian dollars and our financial statements are kept in Australian dollars. We expect that an increasing amount of our expenses and revenue will be denominated in U.S. dollars and Euros. Accordingly, fluctuations in rate of exchange of the Australian dollar and the U.S. dollar and the Australian dollar and the Euro could have a material adverse effect on our financial position, results of operations and cash flows. We do not currently hedge currency exchange rate fluctuation.

Our agreement with Eurallumina does not provide for a guaranteed supply of bauxite refinery residue, the main raw material used to manufacture BauxsolTM products, and we would be unable to recover from Eurallumina any increase in our costs resulting from purchasing bauxite refinery residue from a different supplier.

     We plan to build a BauxsolTM manufacturing plant in Sardinia, Italy, located near Eurallumina, S.p.A.'s alumina production plant, in fiscal 2004. We have entered into an agreement with Eurallumina pursuant to which it has agreed to supply us exclusively with bauxite refinery residue from its alumina production plant. However, the agreement does not provide for a minimum guaranteed supply. Therefore, if Eurallumina were unable to supply us with bauxite refinery residue, we would need to purchase the bauxite refinery residue from a different company. We would be unable to recover any increase in our costs resulting from purchasing bauxite refinery residue from a different supplier.

There may be volatility in our stock price.

     In recent years, the stock market in general, and technology companies in particular, have experienced significant price fluctuations, sometimes unrelated to the operating performance of particular companies. These market fluctuations may result in a material decline in the market price of our shares and our ADSs. There are a number of factors that may have a significant impact on the market price of our shares and our ADSs including:

     * variations in our actual, anticipated or estimated earnings;

     * announcements by competitors;

     * changes in securities analysts' recommendations or earnings estimates;

     * market reaction to any acquisition, joint venture or strategic investments announced by us or our competitors;

     * future sales of significant amounts of our shares or our ADSs; and

     * general economic or stock market conditions unrelated to our operating performance.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

We cannot assure you that holders of ADRs will receive voting materials in time to instruct the depositary to vote, and it is possible that you will not have the opportunity to exercise a right to vote.

     Holders of ADRs may instruct the depositary how to exercise the voting rights for the ordinary shares represented by the ADSs if we ask the depositary to solicit voting instructions. If we so request, the depositary will notify ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. For the instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, to vote or to have its agents vote the ordinary shares represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, the manner in which any vote is cast or the effect of any vote.

     We are not obliged to ask the depositary to solicit voting instructions. We can not assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
                                       12



ITEM 4.     INFORMATION ON VIROTEC

History and Development of Virotec

     Our legal name is Virotec International Ltd and we are incorporated in Australia as a public company limited by shares under the Australian Corporations Act 2001. Our principal place of business is located at Building 50B Pinewood Drive, Sanctuary Cove, Queensland, 4212, Australia. Our telephone number is 011-61-7-5530-8014. Our web site address is www.virotec.com.

     The liability of our shareholders is limited by shares. We were admitted to the Official List of the Australian Stock Exchange in February 1970.

     In July 2001, our shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange, or AIM, and we received net proceeds of approximately A$9.0 million from the public offering of our shares in the United Kingdom in connection with the AIM listing.

     Since the beginning of our last three financial years to the date of this annual report, we have not made any material capital expenditures except in September 2000 we purchased the environmental consulting, laboratory analysis and fieldwork services business of Global Environmental Corporation and other items of plant and equipment from the unitholders of the Consil Unit Trust, in consideration for which for we issued 2,700,000 Virotec shares at A$0.60 per share, paid A$400,000 and issued 2,700,000 options to acquire a Virotec share at A$1.00 per share on or before August 31, 2003. The consideration was valued at A$2,020,000 under Australian GAAP and A$2,211,295 under U.S. GAAP. In addition, pursuant to a separate consulting agreement, the three principals of Global Environment Corporation provided us with A$150,000 worth of environmental consulting, laboratory analysis and fieldwork services for free between October 2000 and September 2001, after which the agreement was terminated.

     We have no material capital expenditures or divestitures in progress. However, we plan to build a BauxsolTM manufacturing plant in Sardinia, Italy. We have not finalized our plans for the plant, including its planned production capacity, and as such we cannot estimate the cost of the construction of the plant at this stage. We expect to finalize these plans and to commence building the plant in fiscal 2004.

B.     Business Overview

Overview

     Since early 2000, the focus of our business has been on the commercialization of environmental technologies. At present, the two major technologies that we are focused on are the BauxsolTM technology and the BaseconTM technology.

     BauxsolTM is the trademarked name for a material prepared by the chemical and physical modification of the caustic bauxite refinery residue generated during alumina production. We are exclusively licensed to market and distribute BauxsolTM technology worldwide and we own the BauxsolTM trademark.

     BauxsolTM technology can cost-effectively neutralize acid and extract heavy metals together with some other inorganic species from water and soil. There is a significant worldwide market for BauxsolTM technology in a number of industries, including the mining, sewage, industrial wastewater treatment and soil treatment industries. However, to date, we have not received any material revenue from sales of the BauxsolTM technology

     BaseconTM is the trademarked name for a process of treating bauxite refinery residues generated during alumina production. We are exclusively licensed to market and distribute BaseconTM technology worldwide and we own the BaseconTM trademark.

     The BaseconTM technology provides for a process that is able to cost-effectively neutralize caustic refinery residues and produce an entirely benign residue which can be safely stored or used as a raw material for BauxsolTM products. As the refinery residue is environmentally benign after treatment, there is no longer any environmental liability attaching to it. It can be applied to virtually any alumina refinery and does not interfere with the existing refining processes employed, and as a result there is a worldwide market for BaseconTM technology. To date, we have not received any material revenue from sales of the BaseconTM technology. Our target market for sales of the BaseconTM technology is the alumina industry.

     Our goal is to commercialize the Technologies and to become a world-leading provider of environmental remediation technologies. Revenue from the exploitation of the Technologies will be derived from the sale of licences related to specific applications and/or geographical areas, consulting fees for the application of the technologies in specific areas, the sale of reagents derived from the technologies or by a combination of all of the above.

     Since October 2000, we have provided a range of environmental management services for clients in Australia, including scientific analysis and testing, pollution abatement services, environmental management training and advice regarding compliance with environmental laws. Our environmental consulting employees also respond to inquiries received in relation to the Technologies in Australia. Sales of the Technologies, if any, will be accounted for in our Environmental Consulting segment.

     To date, we have operated principally in Australia. We are currently expanding our operations into Europe, Asia and North America. In August 2001 we opened a laboratory in The Netherlands and subsequently moved the laboratory to Sardinia, Italy in September 2002 to be closer to Eurallumina's alumina refinery. In February 2002 we opened an office in Italy.

     We operate primarily in three industry segments - environmental consulting, mining interests and research and development of environmental technologies. The segments are determined based on several factors including nature of activities, customers and products/services provided.

     Currently, our main source of revenue is derived from the provision of environmental consulting, laboratory analysis and fieldwork services related to the business acquired in October 2000. In addition, we have received revenue from sales of cleaned tin concentrates. The table below sets forth our revenue by segment for fiscal 2000, 2001 and 2002.

                               Revenue by Segment




               Segment                                    Fiscal 2000       Fiscal 2001    Fiscal 2002
                                                                 ($A)              ($A)           ($A)

Environmental Consulting(1)                                         -           511,644        800,047
Mining Interests(2)                                           153,823           263,982         97,819
Research and Development of Environmental Technologies              -                 -              -
Unallocated(3)                                                 64,668           223,150        640,708

                                                              218,491           998,686      1,538,574

_________________

(1) Includes laboratory analysis and fieldwork services, which were both previously accounted for as a separate segment.
(2)     Previously called Mining and Exploration.
(3) This includes interest income and sundry income from non-core activities.


     During the periods reflected in the above table, all revenue except for sales of cleaned tin concentrates (accounted for in the Mining Interests segment) has been generated from sales to Australian companies. All sales of cleaned tin concentrates have been made to Malaysian companies.

Environmental Consulting

     Environmental Consulting encompasses the following areas:


(i) Laboratory analysis - operations of a laboratory in Melbourne, Australia providing chemical analysis. Our laboratory specializes in emission sampling and analysis, odor abatement and contaminated site assessment. We earn revenue based on a schedule of fees for routine testing and on a quoted fee for non-routine or specialized analyses.

(ii) Fieldwork services - provision of on-site environmental management systems. Our revenue is derived on a fee for service basis.

(iii)Consulting services - provision of specialist advice on cleaner production, waste management and reversing processes that generate waste. Revenue from sales of the Technologies will be recognized in this segment. Our revenue to date is derived on a fee for service basis, but if the Technologies are commercialized, revenue is expected to be derived from sales of licenses, royalties from the licensees, the sale of reagents derived from the Technologies or by a combination of all of the above.


     BauxsolTM Technology

     Description of the BauxsolTM technology

     BauxsolTM technology is an environmentally friendly treatment for intractable environmental problems such as acidic and metal contaminated water and soils. We believe it is innovative, efficient, cost-effective and does not suffer from the problems that affect alternative procedures such as the use of lime. The BauxsolTM technology has taken almost a decade to develop.

     The application process of the BauxsolTM technology appears simple but the geochemical processes are complex. It involves a cocktail of minerals prepared by chemically and physically modifying bauxite refinery residues. Although the products from the BauxsolTM technology range themselves are almost neutral, they have the ability to neutralize acid and to remove metals and some chemical substances from solution. These products are non-corrosive and safe to use in sensitive natural environments.

     When the BauxsolTM products are added to contaminated water or soil, they react with the metal contaminants in several ways that result in the metals being removed from solution as insoluble minerals. BauxsolTM products can reduce the concentrations of the trace metals to exceptionally low levels that meet both the requirements for drinking water and the more stringent standards for the protection of aquatic ecosystems. At the same time, any acid in the soil or water is neutralized. The BauxsolTM products quickly drop out of any solution and settle within 48 hours to form a thin layer of sediment. Long term testing shows that the sediment continues to extract trace metals from water for many months after the treatment has been completed. Trace metals are very tightly bound with the BauxsolTM products and will not be released even if the products are exposed to a new inflow of acid water. The longer the spent BauxsolTM products are left in place after water or soil treatment is completed the more tightly the metals are bound. After use, the products remain stable. BauxsolTM products pose no environmental hazard, and actually support plant growth which means that the product may be left where it was used or it can be removed from the application site and used as a soil additive to aid in revegetation work.

     The BauxsolTM technology involves the chemical and physical modification of caustic bauxite refinery residues, a waste by-product generated during alumina production. Bauxite refinery residue creates environmental management issues for alumina producers and there are costs associated with managing the residue. There is currently no market price for bauxite refinery residue and the BauxsolTM technology is one of the few uses that has been found for it. The production of alumina throughout the world is a significant industry and, as a result, a substantial amount of bauxite refinery residue is produced annually. We anticipate being able to source sufficient amounts of bauxite refinery residue for our needs and have entered into an agreement with Eurallumina S.p.A., an Italian corporation, pursuant to which Eurallumina has agreed to exclusively supply us with bauxite refinery residue from its alumina plant in Sardinia, Italy. Although Eurallumina has agreed to supply us with bauxite refinery residue, the agreement does not provide for a minimum amount to be supplied nor is supply guaranteed.

     Products within the BauxsolTM technology range can be prepared as blends that are designed to treat contaminated waters with particular compositions.

     Potential applications for the BauxsolTM technology

     Applications of the BauxsolTM technology are primarily based around its capacity to neutralize acid, trap heavy metals and other inorganic species and control odor. Our initial target market for sales of the BauxsolTM technology has been the mining industry, however several other target markets have been identified and are now being marketed to as follows:


   * Mining Industry -BauxsolTM technology can be used in the in the treatment of acid mine drainage, which has been reported as one of the most serious environmental problems of the mining industry throughout the world, and the treatment of toxic metal contaminants in tailings dams. Neutra BTM, Acid BTM, Acid BExtraTM, Alka BTM and Cya BTM are reagents developed from BauxsolTM technology for use in treatment of large volumes of tailings dam water and acid mine drainage to stringent environmental standards. Once the contaminated water has been treated it no longer needs to be contained and can be safely released into the environment. We have also developed Terra BTM to prevent the formation of acid mine drainage by stabilizing exposed waste rock, mining overburden and tailings. Virotec markets its products for the mining industry under the name ViroMineTM.

   * Sewage Industry -BauxsolTM technology can be used in the sewage industry for the treatment of odor elimination, phosphorous removal and heavy metal immobilization and production of more useful biosolids. Virotec markets its products for the sewage industry under the name ViroSewageTM.

   * Industrial Waste and Wastewater Treatment Industry - BauxsolTM technology can be used to treat industrial waste and wastewater. Industries targeted include: electro plating with the development of a reagent (ElectrobindTM) that replaces conventional alkaline treatments, tanneries with the development of a reagent (ViroChromeTM) that removes chromium and reduces solid wastes, and removal of phosphates from wastewater in a variety of industries (ViroPhosTM). Virotec markets its products for the treatment of industrial waste and wastewater under the name ViroFlowTM.

   * Soil Treatment Industry - BauxsolTM technology can be used for treating acid sulphate soils, primarily for the neutralization of acid. Virotec's ViroBindTM, which has been developed from BauxsolTM technology, is a durable, insoluble, long-lasting solution for acid sulphate soils that enhances nutrient retention capacity and promotes plant growth. Industries targeted include acquaculture, agriculture and property development. Virotec markets its products for soil treatment under the name ViroSoilsTM.

     Trials of the BauxsolTM technology

     We have successfully trialed the BauxsolTM technology to treat water and solids contaminated with acid, heavy metals and some other inorganic species on numerous occasions.

     The first large-scale trial of the Bauxsol TM technology was completed at our 1.5 billion liter Mount Carrington tailings dam in August 2000. To our knowledge, this is the largest body of contaminated water ever treated by direct addition methods. The acid mine drainage water in the 35 acre Mount Carrington tailings dam was successfully cleaned to the stringent requirements for the protection of aquatic ecosystems; the levels of metal contamination were reduced such that they were up to 100 times cleaner than that required for Australian and New Zealand Environment and Conservation Council drinking water requirements.

     Significant commercial trials of the BauxsolTM technology since the end of fiscal 2001 include the following.

     In October 2001, we announced the successful completion of trials at the Baia Mare tailings dam in Romania for the treatment of acid mine drainage and mine process water. These trials showcased the BauxsolTM technology, in the form of ViroMineTM technology, to European regulatory authorities. We cleaned the water with BauxsolTM technology to the appropriate environmental discharge standards, before safely releasing it into the environment.

     In July 2002, we entered into an agreement with EXMIN (the principal company responsible for rehabilitating mine sites in Portugal) to treat a small body of acid mine drainage water. The contract is valued at A$100,000 but its greater significance is that it will provide an additional showcase of the ViroMineTM technology in a region with numerous tailings dams. Work on this project commenced in September 2002 and we expect to complete it by March 2003.

     In September 2002, the U.S. Environmental Protection Agency (Region 8) released its initial report on its trials on the use of the BauxsolTM technology to treat acid mine drainage and acid sulfate soils at the Gilt Edge Mine in Colorado. The EPA's report investigated the performance of the technology, and the EPA is seeking to proceed to larger scale trials of the technology. We are currently working with the EPA to plan the next stage of the trials at the mine, which are expected to commence in early 2003.

     In October 2002, we successfully completed a commercial trial of the ViroFlowTM technology at an electroplating plant in Victoria, Australia. The technology was successful in reducing the heavy metal content such that the effluent was in compliance with environmental regulations for discharge and also enabled some of the effluent to be recycled back into the electroplating process.

     In December 2002, we successfully completed a commercial trial of the ViroSewageTM technology at a sewage treatment plant in Queensland, Australia. Results showed that the technology reduced the levels of odour, phosphorous and suspended solids in the effluent and also improved the capacity of the plant and the clarity of the effluent. We expect to conduct further commercial trials and commence marketing to the sewage industry in 2003.

     We have begun commercial trials on the treatment of acid sulphate soils at a large prawn farm in Queensland, Australia. Preliminary results suggest that the ViroSoilTM technology has the ability to lower pond pH and reduce heavy metals in pond sand, both major causes of reduced prawn life and growth. We expect to have the final results of the trial in April 2003.

     We have been contracted to conduct a one-month co-funded trial on the use of ViroChromeTM technology to treat wastewater from a medium-sized tannery in Queensland, Australia. The trial is expected to start in early 2003.


     BaseconTM Technology

     BaseconTM is the trademarked name for a process of treating bauxite refinery residue generated during alumina production using the Bayer process. BaseconTM technology economically converts basicity (mainly sodium hydroxide) and soluble alkalinity (mainly sodium carbonate) into alkalinity that is retained as low solubility hydroxide, carbonate or hydroxycarbonate minerals. Application of the BaseconTM technology is specific to the alumina refinery industry. BaseconTM technology can be applied at virtually any alumina refinery in the world.

     In the Bayer process, which is used by the alumina industry worldwide, the bauxite is crushed and ground, then mixed with a solution of caustic soda and pumped into large autoclaves. There, under pressure and at a temperature of 110oC to 270oC, the alumina contained in the ore is dissolved to form sodium aluminate. The silica in the bauxite reacts and precipitates from solution as sodium-aluminium-silicate. The remaining residue settles out of solution and is separated from the sodium aluminate solution and washed to recover the caustic soda. However, as washing does not ensure the complete recovery of the caustic aluminate, which is the cause of the alkalinity of the residue (a pH that is usually greater than 13.0 and often about 13.5), most alumina refineries pump the residue into lagoons or dams. Naturally, there are concerns with the potential for groundwater contamination with large alkaline residue, even with clay liners, as some leakage may occur. To date, any area dedicated to be a disposal area has limited future land use.

     For decades, the alumina industry has been investigating options for treating, disposing, and using bauxite residue. In addition, the alumina industry faces challenges related to the storage of bauxite residue. These issues include product liability, potentially high life-cycle costs of future disposal and monitoring, uncertainty about total costs of residue disposal, large volumes of long-term, non-usable wastes, highly caustic material, potential for reclassification as a hazardous waste at some future time (in the United States, bauxite refinery residue has been designated by law as non-hazardous if it is stored in a lagoon or dam), potential for leaching/rainwater penetration, perception of wastes as hazards, tighter environmental regulations in the future, potential groundwater contamination, future requirements precluding abandonment, and unlikeliness of a "walkaway" situation.

     When applied as part of the Bayer process, BaseconTM technology treats the residue produced making it a benign product, thus eliminating the need to store a caustic bauxite residue. BaseconTM technology can also be applied to caustic residue that is stored in containment ponds, enabling immediate, effective and complete environmental remediation of these areas. The commercial benefit to the alumina industry is the elimination of a potential environmental liability and the ongoing costs associated with managing these liabilities.

     Because of the variability in ores, alumina plants are usually tailored to suit particular bauxite. BaseconTM technology provides a geochemical computer model that allows rapid calculation of neutralization requirements for any initial red mud alkalinity, any solids load in the residue and the composition of a wide range of cost-effective, readily available neutralizing agents (including, but not limited to, seawater, saline or hard groundwater brines, salt lake brines and industrial waste brines). The computer model can be applied to any alumina refinery in the world.

     We believe the potential costs and liabilities associated with bauxite refinery residue can best be reduced by not having to store a caustic residue. The neutralized bauxite refinery residue produced using BaseconTM technology is environmentally benign and relatively easy to rehabilitate and, as a result, the long-term management costs are substantially reduced. In addition, Virotec can use the neutralized residue to produce its range of BauxsolTM technology products.

Mining Interests

     This segment consists of our mining tenements and other mining assets. The tenements are not being actively explored. Revenue relates to the sale of tin that has been acquired from third parties and processed using our mining plant. Details of our mining tenements are set forth in Item 4D.

Research and Development of Environmental Technologies

     This segment is involved in research and development of the Technologies. It currently has no sales.

Marketing and Sales

     BauxsolTM Technology

     To date, we have had no significant sales of the BauxsolTM technology. Our plan is to initially sell BauxsolTM products together with the technical support required for use of these products.

     In October 2001, we hired one full time employee and one consultant to work in the United States to promote and explain the BauxsolTM technology to government regulators, potential clients and potential alliance partners. In addition to marketing the BauxsolTM technology ourselves, our strategy is to identify and enter into agreements with strategic partners to facilitate the sales and marketing of the BauxsolTM technology into specific regions and/or industries where these partners have an established infrastructure. Once the BauxsolTM technology has been accepted, the longer term aim is to sell exclusive licences to the most appropriate strategic partners.

     To date we have entered into various exclusive and non-exclusive sales agency and consultancy agreements in Europe, Australia and Asia. These agreements generally provide that our sales agents and consultants will receive a percentage of the gross revenue received by us from sales or introductions arranged by them.

     We believe the benefits of these agreements are that:

     * each local agent or consultant's network of political and regional connections will facilitate the acceptance of the technology in that region; and

     * each local agent or consultant's knowledge of its particular country or region should increase the likelihood of successfully targeting customers in that country or region.

     In March 2001, we entered into a consultancy agreement with Peter Noel Duncan, Timothy Charles Scott, and Paul Lyndsay Warren, together trading as Indoz Business Consultancy, pursuant to which the consultants are authorized to obtain orders for the use of BauxsolTM technology in Indonesia and adjacent countries. The agreement is for three years followed by three consecutive re-appointments of two years each.

     In March 2001, we entered into a consultancy agreement with Australian Innovations and Inventions Pty Ltd pursuant to which it is authorized to obtain orders for the use of BauxsolTM technology in Australia. The agreement is for six years with an option to renew the contract for a further three years.

     In November 2001, we signed a memorandum of understanding with TerraPlus Engenharia Do Ambiente E Fiscalizacao LDA, a company incorporated in Portugal. Both companies will work together in order to identify and develop mutually beneficial business opportunities for BauxsolTM technology and the geochemical and related services offered by Virotec. TerraPlus has an established engineering consultancy business in Portugal and Spain. It has a particularly strong presence in the fields of civil engineering, minerals extraction, water management and sanitation services. TerraPlus has already identified potential opportunities in the Portuguese and Spanish mining industries to use the BauxsolTM technology.

     In October 2001, we signed a memorandum of understanding with Montgomery Watson Harza sa/nv, a company incorporated in Belgium. Montgomery Watson is an international civil and environmental engineering consultancy, which has a particular focus on mining, water management, and sanitation services. The memorandum of understanding provides that Virotec and Montgomery Watson will jointly identify and develop business opportunities in Eastern and Western Europe that require Virotec's geochemical and related industrial services. Both companies will co-operate initially on a non-exclusive basis, focusing on France, Belgium, Bulgaria and Romania and a possible exclusive arrangement will be reviewed during 2003. BauxsolTM technology will be marketed by Montgomery Watson through its existing client base where appropriate. If a client seeks to implement our technology, Montgomery Watson will manage the implementation, with Virotec supplying BauxsolTM technology and technical support.

     In January 2002, we signed a memorandum of understanding with International Environment Technology Solutions Pty Ltd, a company that specializes in environmental remediation, particularly in the cleaning up of lakes, rivers and waterways in China. International Environment Technology Solutions has entered into a separate memorandum of understanding with Chinese government agencies to provide management and technologies for the remediation of Dianchi Lake, in Kunming Yunnan, China. The Dianchi Lake in China is approximately 300 square kilometers in size and is suffering from the effects of pollution from sewerage and industrial effluents and intensive horticulture.

     In March 2002, we signed a non-exclusive marketing and licensing agreement with Jiangsu Yihuan Group Corporation based in Jiangsu, People's Republic of China. The Jiangsu Yihuan Group is a wastewater and environmental equipment and solutions specialist and employs more than 1,000 staff. The agreement authorizes the Jiangsu Yihuan Group Corporation to market and sell our products and services under license throughout the People's Republic of China. The initial term of the agreement is for 12 months. The agreement automatically extends beyond the initial term in 12-month increments unless terminated by either party.

     In March 2002, we signed non-exclusive marketing and licensing agreements with each of Alpac (Malaysia) Sdn Bhd, a water treatment and wastewater company based in Kuala Lumpur, Malaysia, and Alpac Technologies (Madras) Pvt Ltd, an environmental engineering company based in Chennai, India. Both companies are subsidiaries of Waterworks Technologies, Inc., a Calgary-based Canadian environmental engineering company. The agreements authorize each company to market and sell our products and services under license throughout Malaysia and India, respectively. Both agreements have an initial term of nine months. Both agreements automatically extend beyond their initial terms in nine-month increments unless terminated by either party.

     In March 2002, we signed a strategic alliance agreement with Kyungchang Geotechnical Consultant Co Ltd, a geotechnical environmental company based in Taegu, South Korea. The Agreement authorizes Kyungchang Geotechnical to act as an agent to market and sell our products and services throughout South Korea and was entered into with the express purpose of securing contracts to treat water in South Korea's abandoned mine sites and uncontrolled waste landfills. The initial term of the agreement is for 12 months. The agreement automatically extends beyond the initial term in 12-month increments unless terminated by either party.

     In March 2002, we signed a non-exclusive marketing and licensing agreement with PT. Portal Bisnis Pasific Barat, a business development and marketing company based in Jakarta, Indonesia. PT. Portal Bisnis Pasific Barat is the local trading company of West Pacific Global Trading Portal, which is authorized to secure local and national government contracts. The agreement authorizes PT. Portal Bisnis Pasific Barat to market and sell our products and services under license throughout Indonesia. The initial term of the agreement is for 12 months. The agreement automatically extends beyond the initial term in 12-month increments unless terminated by either party.

     In March 2002, we signed a non-exclusive marketing and licensing agreement with AWM Consulting, an environmental consulting firm based in Hyderabad, India. The agreement authorizes AWM Consulting to market and sell our products and services under license throughout India. The initial term of the agreement is for 12 months. The agreement automatically extends beyond the initial term in 12-month increments unless terminated by either party.

     In April 2002, we signed a non-exclusive marketing and licensing agreement with PT. Niromukti Adhisemesta, a wastewater treatment company based in Jakarta, Indonesia. The agreement authorizes PT. Niromukti Adhisemesta to market and sell our products and services under license throughout Indonesia. The initial term of the agreement is for 12 months. The agreement automatically extends beyond the initial term in 12-month increments unless terminated by either party.

     In April 2002, we signed a memorandum of understanding with the CSA Group based in Dublin, Ireland. CSA is an established international civil and environmental engineering consultancy, active in the British Isles and overseas, which has a particular focus on mining, water management, and related industrial services. The memorandum of understanding provides that Virotec and CSA will jointly identify and develop business opportunities in the United Kingdom for application of the BauxsolTM technology.

     In April 2002, we entered into a Strategic Alliance Agreement with Geonenvirotec Co Ltd, an environmental geochemistry and remediation company, based in Taegu, South Korea, which is working with the Korean Institute of Construction Technology to assess the applicability of Virotec's technologies in acid mine drainage and waste rock dump remediation, and the treatment of tannery effluent.

     In September 2002, we signed a memorandum of understanding with Marubeni Corporation a company based in Tokyo, Japan. Marubeni is an established international company with significant interests in a diverse range of industries including, energy, metal and mineral resources, chemicals, iron and steel. The memorandum of understanding provides that Virotec and Marubeni will jointly identify and develop business opportunities in Japan and Asia for application of the BauxsolTM technology and BaseconTM technology.

     BaseconTM Technology

     To date, we have had no significant sales of the BaseconTM technology. Our plan is to initially sell BaseconTM technology by way of license directly to alumina refineries worldwide. We thus intend to concentrate our marketing and commercialization efforts on this market. We presented a paper on the BaseconTM technology at the World Alumina Conference held in September 2002.

     In December 2002, we signed a Business Development Agreement with Mahendra International to introduce the BaseconTM technology to the alumina refineries of India. Mahendra International is a business development and consulting company based in New Delhi with more than 40 years experience in mining, alumina refinery processes, and other aspects of waste water and soil treatment. There are four primary alumina refineries in India, and Mahendra International has the rights to initiate pilot projects and site trials of BaseconTM technology at these refineries. This agreement follows from the Memorandum of Understanding signed between the parties in February 2002.

     Environmental Consulting

     We will continue to provide services to our existing network of clients and pursue new relationships when the opportunities arise. Some of the staff employed in the environmental consulting area are now focussing on the commercialization of the Technologies, which has reduced the marketing of our other services in this area. However, the decrease in our marketing efforts has not adversely affected our revenue from this segment and we do not expect it to do so in the future.

Current Competition

     BauxsolTM technology

     We believe that BauxsolTM technology is the first viable solution to economically clean water of heavy metals and neutralize acid to stringent environmental release standards. We know of no existing technology, other than BauxsolTM technology, that can extract up to 99.99 percent of heavy metals, neutralize acid cost-effectively and leave no environmental threat after treatment. Accordingly, we believe we have a competitive advantage in this global market.

     Current management strategies for industry rely on applications of lime, or lime derivatives, to control the acidity of soil and wastewater, and in the mining industry tailings dams are designed as huge settling ponds to accommodate heavy metals. However, these metals can be re-released if the wastewater becomes even slightly acidic, so ongoing remediation is required. This involves perpetually maintaining holding ponds at such a high level of toxicity that aquatic life cannot survive in it. These dams and settling ponds pose a lethal threat to surrounding environments. Although the drawbacks and deficiencies of lime-based systems are well known, the absence of cost-effective alternatives has ensured that it remains the treatment of choice at the majority of sites facing these issues.

     The advantages of using BauxsolTM technology compared with conventional lime treatments include:

     * BauxsolTM technology achieves much lower metal concentrations in metal contaminated waters than lime, ensuring that treated water can meet standards that will protect sensitive ecosystems.

     * BauxsolTM technology, unlike lime, does not produce large volumes of unstable contaminated sludge that has to be managed and disposed of safely.

     * BauxsolTM technology, unlike lime, will not release the bound metals unless treated with very strong reagents and the longer it is left to age after use, the more tightly the metals are bound.

     * BauxsolTM material, unlike lime, cannot be leached from the soil by rainwater or groundwater before acid that needs to be neutralized has formed.

     * Bicarbonate ions that form when some of the lime dissolves may accelerate the decomposition of sulfides.

     * When acid sulfate soils or sulfidic mine tailings are treated with BauxsolTM technology, they can be revegetated without the need for the addition of other materials.

     * The mechanisms involved in removal of iron and aluminum from the water do not result in a reduction in acid neutralization capacity.

     Other than the non-toxic red sediment that is created by use of the BauxsolTM technology, we believe that there are no disadvantages in using BauxsolTM technology compared with conventional lime treatments.

     Other methods that may be employed in the treatment of acid and heavy metal contamination such as chemical treatment plants, sulfate reducing bacteria and reverse osmosis are not generally used due to the high capital costs associated with treating large volumes of water.

     BaseconTM technology

     Within the alumina industry, individual refineries use a range of strategies to manage their red mud residues. At most refineries the strategy involves storing the caustic red mud in large impoundments, but this strategy carries costly long term management requirements and there are serious environmental and human health risks associated with storing such large volumes of caustic residue.

     The only completely safe solution is to neutralize, or partly neutralize the residues. Some refineries have neutralized the red mud using acid, but this approach is costly and the red mud still has to be stored because it is not suitable for presently known large scale reuse applications. Other refineries have successfully used seawater to neutralize the red mud. Seawater-neutralized red mud is suitable for reuse in a wide range of large scale applications (such as the BauxsolTM technology), but there are logistical problems with moving the relatively large quantity of seawater required to and from the red mud storage facility. Until recently, seawater neutralization provided the best way to manage red mud residues and to allow the storage facilities to be rehabilitated.

     BaseconTM technology works in a similar way to seawater neutralization, but three to five times less seawater is required to achieve target standards. Hence, we believe that the new BaseconTM technology provides the most cost-effective way to manage the red mud residues from alumina refineries.

     Environmental Consulting

     We compete with other environmental consultancies and fieldwork services companies in Australia on a price and service basis, although we believe we offer superior service and knowledge in some areas. Many of the tests performed by our commercial laboratory are either not performed by other laboratories or only by a relatively small number of testing facilities in Australia. We compete on a price, turnaround time and service basis with these other laboratories.

Intellectual Property

     We hold the worldwide exclusive marketing and distribution rights for the Technologies. The majority of this intellectual property is know-how and trade secrets relating to the development and application of the BauxsolTM technology for land and water remediation and the BaseconTM technology for the treatment of alumina industry residues. We are substantially dependent on our license to market and distribute the Technologies and the loss of our license to use the Technologies or our inability to protect the intellectual property related to the Technologies would have a material adverse effect on our business, financial condition and results of operations and could lead to the cessation of our business.

     On behalf of Nauveau Technology Investments, we have filed the following provisional patent applications:


       * A patent application, no. PR1054, filed in Australia in October 2000 titled "Processes and compositions for water treatment" and relates to the BauxsolTM technology. An international patent application was filed in October 2001, nominating application in many countries including the United States.

       * A patent application, no. 1018084, was filed in The Netherlands in May 2001 titled "Preparation of granular material or bricks with metal-binding properties" and relates to the pelletization of the BauxsolTM product.

       * A patent application, no. PS 3381, was filed in Australia in July 2002 titled "Processes for the treatment of a waste material having a high pH and/or alkalinity" and relates to the BaseconTM technology.

       * A patent application, no. 2002951011, was filed in Australia in August 2002 titled "Water treatment process" and relates to the application of the BauxsolTM technology in the sewage industry and the removal of phosphorous.

       * A patent application, no. 2002951437, was filed in Australia in September 2002 titled "Processes for separation, deodorization and use of biosolids" and relates to the application BauxsolTM technology in the sewage industry.

       * A patent application, no. 2002952712 was filed in Australia in November 2002 titled "Fertiliser" and relates to the use of the BauxsolTM technology in the production of fertilizer.

       * A patent application, no. 2002951438, was filed in Australia in September 2002 titled "Methods and Compositions for Treatment of Excess Stomach Acid in Mammals" and relates to the use of the BauxsolTM technology in the treatment of stomach acid in mammals.

     Work is also continuing in respect of patent applications for the use of the BauxsolTM technology in the treatment of acid sulfate soils and for other applications. All patents issued for the Technologies will be owned by Nauveau Technology Investments and will be licensed to us exclusively pursuant to the terms of the licence agreement.

     Based on legal advice we have received and literature searches on existing patents, we are confident that the above applications for patents will achieve registration.

     We believe that the know-how and trade secrets protected by confidentiality arrangements rather than by patent protection are also important for the commercial application of the Technologies.

     Trademarks for BauxsolTM technology and BaseconTM technology are registered in Australia and applications have been lodged in the United States, Canada, European Union, Japan and many other countries throughout the world. We own the trademark rights for the BauxsolTM technology and BaseconTM technology.

Technical Analysis Support

     Since the commencement of our involvement in the development of the Technologies in 2000, our technical analysis support team has been based at the Southern Cross University in Lismore Australia. This continues to be our main base and is supported in Australia by our Melbourne-based staff.

     In August 2001, we established a laboratory in The Netherlands to service European-based operations. This laboratory was moved to Sardinia, Italy in September 2002 to be closer to Eurallumina's alumina refinery. Dr. Hans Zijlstra manages the laboratory, which provides technical support to our European operations as well as research and development on new applications of the Technologies.

     We have arrangements in place to use independent laboratories in West Virginia and Sudbury, Canada for our testing needs in North America.

Product Development

     We intend to continue to trial and develop the Technologies. To this end, we have entered into research agreements with Southern Cross University in Lismore, NSW, Australia pursuant to which we fund further research by Professor David McConchie, Dr. Malcolm Clark, Fiona Davies-McConchie and Dr. Chuxia Lin and their respective assistants. Any further developments resulting from the research will belong to Nauveau Technology Investments but will be automatically licensed to us under the terms of the license agreement for the Technologies between us and Nauveau Technology Investments. At this stage, some of the new applications include reducing arsenic levels in drinking water and the treatment of sulfidic tailings.

Raw Materials

     The principal raw material that we use is bauxite refinery residue, sometimes referred to as red mud, which is generated as a waste by-product during the production of alumina. Bauxite refinery residue creates environmental management issues for alumina producers. There is currently no market price for bauxite refinery residue and the BauxsolTM technology is one of the few viable reuse that has been found for it. The worldwide production of alumina ensures that bauxite refinery residue is relatively easily obtained from a variety of sources and is generally available. The application of the BaseconTM technology to a refinery produces bauxite refinery residue that is ideal for making BauxsolTM products.

     Eurallumina S.p.A., which operates an alumina plant in Sardinia, Italy, has agreed to supply bauxite refinery residue to us for the purpose of making the products within the BauxsolTM technology range. This agreement was entered into in November 2001 and is subject to us satisfying necessary regulatory requirements for the production of the products at a plant to be built near Eurallumina's alumina plant in Sardinia. Eurallumina has agreed to supply the bauxite refinery residue in an amount that it produces at its alumina plant but there is no minimum guaranteed supply and Eurallumina may refuse to supply bauxite refinery residue where the supply of such would be incompatible with or detrimental to Eurallumina's production of alumina or would infringe any applicable environmental law or regulation. Eurallumina may not sell bauxite refinery residue to a competitor of Virotec unless Virotec first obtains bauxite refinery residue from another supplier for use in Europe. The agreement expires five years after the date that all necessary approvals have been obtained and Virotec's processing plant has been built but will be automatically renewed for successive one-year periods unless terminated by either party by notice at least four months prior to the automatic renewal date. The agreement is also terminable by the non-defaulting party on a material breach of the agreement that remains uncured 30 days after the notice thereof.

     Similar arrangements are currently being sought with alumina producers in North and South America, Asia and Australia.

     The other raw materials that are mixed with the bauxite refinery residue to produce the products within the BauxsolTM technology range are relatively easy to obtain from a variety of sources and are generally available.

Manufacturing

     We currently manufacture products within the BauxsolTM technology range at Eurallumina's refinery in Sardinia, Italy through a batching process which has a capacity of 25 tonnes per day. This is sufficient for our immediate needs but is insufficient for commercial purposesAs contemplated in our agreement with Eurallumina, we plan to build a commercial scale BauxsolTM manufacturing plant in Sardinia, Italy. We have not finalized our plans for the plant, including its planned production capacity, and as such we cannot estimate the cost of the construction of the plant at this stage. We expect to finalize these plans and to commence building the plant in fiscal 2004. In February 2002, we opened an office in Rome, Italy. The office is being used to secure permits and licenses required for transport and application of the BauxsolTM technology throughout the European Union and will be used to oversee the engineering and construction of the planned plant.

Seasonality

     Our business is not subject to seasonal fluctuations.


C.   Organizational Structure


Not Applicable


D.   Property, Plant and Equipment


Office and Laboratory Space

     We lease approximately 300 square meters of office space in Sanctuary Cove, Queensland, Australia. The annual gross rental payments are approximately A$30,600 and A$20,600 for two separate spaces. These leases expire on April
30, 2004 and July 31, 2004, respectively.

     In Melbourne, Australia, we lease approximately 550 square meters for use a laboratory and office space. The annual gross rental payments are approximately A$36,000 per annum. The lease expires on September 30, 2003, with two options to extend the lease for a further three years each.

     In Utrecht, The Netherlands, we lease approximately 250 square meters for use a laboratory. The annual gross rental payments are Euro 33,937 per annum (approximately A$57,000). The lease expires on August 1, 2006. As the main operation of the laboratory in now conducted in Sardinia, the premises are being sub-leased to another tenant and it is planned to assign the lease to the other tenant as soon as possible.

Planned Construction of BauxsolTM Plant in Italy

     As contemplated in our agreement with Eurallumina, we plan to build a BauxsolTM manufacturing plant in Sardinia, Italy. We are still in the process of assessing the production capacity required, and finalizing the design of a production facility. Until such plans are finalized, we cannot estimate the cost of the construction of the plant. We expect to finalize these plans and commence building the plant in fiscal 2004.

Environmental Consulting Plant and Equipment

     We own assets used in our environmental consulting businesses and for research and development with a financial statement carrying amount as of June 30, 2002 of A$943,277. These assets include primarily specialist equipment used in our commercial laboratory, various other equipment used in scientific testing and office and computer equipment. In September 2001, we purchased an additional Liquid Chromatograph - Mass Spectrometer for use in the laboratory to analyze liquid samples at a cost of A$240,000.

Mining Tenements

     We have been granted and have applications for renewal pending on a number of mineral exploration and mining licenses subject to conditions in Australia. These areas are located in North Queensland and Northern New South Wales, Australia. We have written down the carrying amount of all of these mining tenements to zero in our financial statements.

     We do not intend to actively explore or mine these mining tenements, as the activities no longer fit with our core business. As such, we are currently looking to (1) enter into joint venture partnerships pursuant to which the joint venture partners would develop and operate mines on all or some of the tenements and we would retain a passive interest and/or (2) sell all or some of the mining tenements and retain an interest in such tenements by way of royalty income. To this end we have lodged applications for surrender of mining leases in North Queensland where it is considered unlikely that a return would be received on sale, and have entered into an option agreement with Kanowna Lights Limited for the sale of the Mount Carrington leases. The agreement provides Kanowna Lights with the right but not the obligation to purchase the Mount Carrington leases and is highly conditional including conditions regarding the completion of due diligence procedures by Kanowna Lights, Kanowna Lights raising funds to complete due diligence, and Kanowna determining that there are sufficient mineable reserves to make mining of the site a viable operation. If Kanowna Lights purchases the Mount Carrington leases, Virotec will be issued with the number of ordinary shares in Kanowna Lights equivalent to 19.9% of Kanowna Lights' shares and options on issue at the time of the purchase. Kanowna Lights is an Australian Stock Exchange listed company. The option agreement expires on March 15, 2004.

     The directors believe it is unlikely that we will receive any significant amount on the sale of these tenements. Our business is not dependent on and our plan of operations is not based on realizing any amount of money from these mining tenements. During fiscal 2002, we incurred costs of A$489,839 on our mining tenements.

     The table below sets forth information on our mineral exploration and mining leases.

                             Area                                                                               Rent
     Tenure               (Hectares)        Name                 Expiry Date        Status(1)                   (A$)

  Queensland
  PJM 20043 - Mareeba - Leichhardt Creek
  ML 20264                   82.54        Leichhardt           October 31, 2011     Granted(2)              3,344.90

  PJM 10077 - Charters Towers
  ML 1357                    77.78       Adventure 2          September 30, 2010    Granted(2)              1,918.80
  ML 1372                    16.19       Adventure 1          November 30, 2002     Granted(2)                685.10
  ML 1443                   136.80      Gowrie Creek 1         January 31, 2006     Granted(2)              2,671.50
  ML 1444                    16.00      Gowrie Creek 2         January 31, 2006     Granted(2)                312.00

  PJM 20043 - Mareeba - Tate
  ML 20259                  183.34       Soda Springs       Awaiting Notification   Application dated       Awaiting
                                                                                    February 27, 1996(2)   Notification

  PJM 20148 - Mareeba - Mount Garnet
  ML 3945                     2.43          Paddy              January 31, 2011     Granted(2)                120.90
  ML 4032                    46.12         Surprise           February 28, 2012     Granted                 1,894.10
  ML 4057                   149.61       Battle Creek         February 28, 2012     Granted                 6,045.00
  ML 4062                     4.05     Foley's Gully 2        February 28, 2004     Granted(2)                 75.00
  ML 4063                     2.63     Foley's Gully 1        February 28, 2004     Granted(2)                 45.00
  ML 4064                     8.24       Battle Creek         February 28, 2005     Granted(2)                162.00
  ML 4066                    34.22   Battle Creek East 1      February 28, 2005     Granted(2)                630.00
  ML 4067                    23.02   Battle Creek East 2      February 28, 2005     Granted(2)                432.00
  ML 4069                    21.22       Nettle Creek           March 31, 2006      Granted                   429.00
  ML 4071                   125.76          Males             February 28, 2007     Granted                 2,457.00
  ML 4073                   144.57         Basalt 1             July 31, 2007       Granted                 2,827.50
  ML 4074                    98.18         Basalt 2             July 31, 2007       Granted                 1,950.00
  ML 4082                   110.07         Ambrose             August 31, 2011      Granted                 4,473.30
  ML 4083                   137.24         Nymbool            November 30, 2010     Granted                 3,394.80
  ML 4084                    62.73         Corella             August 31, 2011      Granted                 2,536.90
  ML 4085                    69.81    Battle Creek South        March 31, 2011      Granted(2)              1,722.00
  ML 4134                    42.73         Nanyeta            September 30, 2015    Granted(2)              1,732.90
  ML 4193                    12.96        Moon Probe            June 30, 2020       Granted(2)                523.90
  ML 4196                    20.35       Big Dam Site           June 30, 2020       Granted(2)                846.30
  ML 4201                     2.33   Simmonds Connection      September 30, 2020    Granted(2)                120.90
  ML 4202                     3.47    Foley's Connection        April 30, 2020      Granted(2)                161.21
  ML 4203                     6.32        Moon Shot           November 30, 2019     Granted(2)                282.10
  ML 4231                     8.00    Screenplate Flats        January 31, 2010     Granted(2)                196.80
  ML 4254                    25.15        Neds Folly          December 31, 2007     Granted(2)                507.00
  ML 4304                   124.50        Phill D 4             April 30, 2006      Granted(2)              2,437.50
  ML 4349                    83.06       Summer Hills           March 31, 2006      Granted(2)             16,380.00
  ML 4388                    79.73  Battle Creek Plan Site    February 28, 2011     Granted(2)              1,968.00
  ML 4466                    17.58         Brownie              April 30, 2011      Granted(2)                442.80
  ML 20034                    1.00           Owen              October 31, 2002     Granted                    40.30
  ML 20035                    9.00         Renewal              April 30, 2002      Renewal Pending           362.70
  ML 20170                   20.81     Eight Mile Mine         August 31, 2004      Granted(2)                820.05
  MDL 38                    399.00         Gillian            November 30, 2003     Granted                 7,620.90

  New South Wales (Mount Carrington) (3)
  SL 409                     47.45      Silver King 1       September 8, 1987       Renewal Pending                -
  SL 471                     56.66       White Rock 3           July 16, 1989       Renewal Pending                -
  SL 492                      2.14         Adeline             October 10, 1989     Renewal Pending                -
  ML 6242                     6.19        Red Rock 1          September 9, 1990     Renewal Pending                -
  ML 6295                    23.88        Red Rock 2             May 24, 1991       Renewal Pending                -
  ML 6291                    25.90         Mascotte              May 25, 1991       Renewal Pending                -
  ML 1200                     8.75       Lady Jersey            March 22, 1992      Renewal Pending                -
  ML 6335                    19.51        Red Rock 3            April 20, 1992      Renewal Pending                -
  ML 6004                    16.16       White Rock 1           July 11, 1995       Renewal Pending                -
  ML 5883                    11.33      Silver King 2            June 3, 1994       Renewal Pending                -
  ML 6006                     8.09       White Rock 2           July 11, 1995       Renewal Pending                -
  ML 1148                     3.15       Lady Hampden         November 26, 1995     Renewal Pending                -
  ML 1149                    51.19      Silver King 3         November 26, 1995     Renewal Pending                -
  ML 1150                    30.00      Silver King 4         November 26, 1995     Renewal Pending                -
  ML 5444                     2.68    Mount Carrington 1       January 7, 1996      Renewal Pending                -
  GL 5477                     2.47    Mount Carrington 2      December 14, 1997     Renewal Pending                -
  GL 5478                     0.40    Mount Carrington 3      December 14, 1997     Renewal Pending                -
  ML 1147                   356.40          Drake             December 14, 1997     Renewal Pending                -
  MPL 1345                    0.81        Red Rock 4           October 25, 1998     Renewal Pending                -
  MPL 24                     51.19      Silver King 5           April 1, 1997       Renewal Pending                -
  MPL 256                    54.73    Mount Carrington 4      December 14, 1997     Renewal Pending                -
  MPL 259                   151.40     Humphries Creek        December 14, 1997     Renewal Pending                -
_________________




(1) Tenements noted as "Renewal Pending" in Queensland are awaiting renewal by the Department of Natural Resources in Queensland. Tenements noted as "Renewal Pending" in New South Wales are awaiting renewal by the New South Wales Department of Mineral Resources, during which time no rent is payable. Virotec believes it has satisfied the requirements to permit the renewals in each case. Virotec's rights over the tenements are maintained while the renewals are pending.

(2) An application for surrender of the mining lease has been lodged with the Department on Natural Resources in Queensland.

(3) These leases are the subject of an option agreement with Kanowna Lights Limited.


Mining Plant and Equipment

     We own various plant and equipment located on the mining tenements with a financial statement carrying amount as of June 30, 2002 of A$135,990. Included in this amount is some heavy machinery, motor vehicles, office and computer equipment.

Environmental Regulations

     As with all mining tenements in Australia, our tenements are subject to a number of environmental regulations. We must meet the requirements of the licensing system under the Protection of the Environment Operations Act 1997 for our Drake tenements in Northern New South Wales. The New South Wales Department of Mineral Resources requires security bonds to be in place for rehabilitating our mine sites. This is currently set for the Drake tenements at approximately A$178,000.

     The Mines Department in Queensland also requires security bonds to be in place for rehabilitating mine sites. We currently hold a large number of mine sites in Northern Queensland and we have in place security bonds of approximately A$382,000.

     We believe that adequate provision exists in the financial statements for future rehabilitation costs of these mine sites.

     In December 2001, we were found to have breached the Protection of the Environment Operations Act 1997 by allowing polluted water to be discharged from one of the dams at our Mount Carrington mine site in November 1999 (when our business was mining). In July 2002, we were fined A$30,000 for this breach of the Act. Apart from this breach, we are not aware of any significant breaches of any environmental regulation by us.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The  following  discussion  and  analysis  of our  financial  position  and financial performance should be read in conjunction with Item 3 "Key Information" and our financial statements and the notes to those statements included in this annual report. In addition to historical information, the following discussion and other parts of this annual report contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See Item 3D "Risk Factors" and other forward-looking statements in this annual report for a discussion of some, but not all, factors that could cause or contribute to such differences.

     Our fiscal year ends on June 30 of each year and is identified according to the calendar year in which it ends. For example, the fiscal year ended June 30, 2002 is referred to as "fiscal 2002."


A.     Operating Results


General

     Virotec International Ltd is focused on the development and commercialization of the Technologies, for which we hold the exclusive worldwide marketing and distribution license. In addition, we provide other environmental consulting services and currently our main sources of revenue are from the provision of those services.

     In October 2000, we acquired the environmental consulting, laboratory analysis and fieldwork services business of Global Environment Corporation to assist us in marketing the Technologies more efficiently.

     On July 18, 2001, our shares were admitted to trading on the Alternative Investment Market of the London Stock Exchange, or AIM, and we concurrently received net proceeds of approximately A$9.0 million from a public offering of our shares in the United Kingdom.

     During fiscal 2000, 2001 and 2002, the only material revenues we generated were from sales of cleaned tin concentrates and the provision of environmental consulting services. In addition, we received interest on cash on deposit with banks.

     As of June 30, 2002, our accumulated losses since inception were A$50.5 million. Over the past three fiscal years we have incurred approximately A$12.7 million in losses. Over the past three fiscal years our principal expenses have been costs associated with (1) research and development of the Technologies, (2) expenditure in relation to our mining tenements that was expensed and (3) general and administrative expenses.

     With the planned expansion of our business, we intend to increase our operating expenses. We expect to incur further losses through fiscal 2003 and cannot predict when we will become profitable, if ever.

Industry Segments

     We operate in three industry segments: environmental consulting; mining interests; and research and development of environmental technologies.

     Environmental Consulting

     This industry segment consists of the provision of chemical analysis services by our laboratory in Melbourne, Australia, our on-site environmental management systems, and our provision of specialist advice on cleaner production, waste management and reversing processes that generate waste. Sales, if any, of the Technologies will be accounted for in this segment.

     Mining Interests

     This industry segment consists of our mining tenements and other mining assets.

     Research and Development of Environmental technologies

     This industry segment consists of the research and development of the Technologies. In the short-term, revenue in this segment, if any, will be from government research grants Although we do not currently undertake research and development projects for third parties, if the Technologies gains market acceptance, we plan to offer our services to companies in the alumina industry to assist them in conducting research into the management of red mud residue and other environmental issues. Revenue, if any, from undertaking research for third parties and from government research grants is not expected to be significant in the next few years.

Critical Accounting Policies

     Virotec's significant accounting policies are more fully described in Note 1 to the Financial Statements, in respect of Australian GAAP, with differences in accounting policies for U.S. GAAP more fully described in Note 26 to the Financial Statements. Some of Virotec's accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Financial Statements.

     Assessment of the ultimate amount of rehabilitation costs

     In connection with the preparation of our financial statements, we must make estimates of potential future rehabilitation costs necessary to meet the requirements of the mining leases as notified by the relevant authorities. The estimated amount of these costs has been determined on the basis of current costs, legal requirements and technology. Significant uncertainties exist as to the ultimate amount of costs that we will incur with respect to such rehabilitation costs. As additional information becomes available, we will assess the potential liability related to our pending rehabilitation obligations and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

Operating Results


                          Net Profit/(Loss) by Segment




         Segment                                                 Fiscal 2000     Fiscal 2001     Fiscal 2002
                                                                        ($A)            ($A)            ($A)
Environmental Consulting(1)                                                -          80,656        (26,084)
Mining Interests(2)                                                (334,249)       (360,265)       (521,885)
Research and Development of Environmental Technologies             (661,025)       (921,126)     (1,804,866)
Unallocated(3)                                                   (1,198,032)     (4,237,580)     (2,763,545)
                                                                 (2,193,306)     (5,438,315)     (5,116,407)


(1) Includes laboratory analysis and fieldwork services, which were both previously accounted for as a separate segment.
(2) Previously called Mining and Exploration.
(3) This includes general administration and corporate costs not directly attributable to one of the three above listed industry segments.

Fiscal 2002 Compared with Fiscal 2001

Revenue

     Revenue increased A$539,888, from A$998,686 in fiscal 2001 to A$1,538,574 in the fiscal 2002. This increase was mainly due to a A$288,403 increase in revenue from the rendering of services (mainly due to an increase in revenue from the Environmental Consulting Services segment) and a A$408,022 increase in revenue from the Unallocated segment (mainly interest income) compared with the corresponding period, partly offset by a decrease of A$156,537 in revenue from the sale of goods (mainly due to a decrease in revenue from the Mining Interests segment) compared with the corresponding period.

     Sale of goods. The sale of goods relates entirely to the Mining Interests segment. During fiscal 2002, we recognized revenue of A$97,819 from the sale of cleaned tin concentrates, which was a decrease of A$156,537 compared with the corresponding period. This decrease was due to a decrease in the volume of tin concentrate sold and average sales price of our tin concentrates, which was due to the decrease in world tin prices. We are currently looking to retain only a passive interest in our mining assets and if we are able to do this it is likely that no further significant revenue will be generated from sales of cleaned tin concentrates.

     Rendering of services. The rendering of services relates entirely to the Environmental Consulting segment. We recognized A$800,047 from the rendering of laboratory analysis, fieldwork services and consulting services during fiscal 2002, which was an increase of A$288,403 compared with the corresponding period. The majority of this increase was due to the fact that revenue was recognized for the full period for the first time, as we only acquired these businesses on October 1, 2000. We do not expect revenues from these established service businesses to materially increase in fiscal 2003 compared with fiscal 2002.

     Other revenue from operating activities. Revenue from other operating activities increased A$408,022, from A$232,686 in fiscal 2001 to A$640,708 in fiscal 2002. This increase related primarily to an increase in interest received from other parties, due to the increase in cash on hand as a result of the capital raised through our listing on the Alternative Investment Market of the London Stock Exchange ("AIM") in July 2001. This is reflected in the Unallocated segment revenue.

Expenses

     The level of expenses increased marginally, from A$6,437,001 in fiscal 2001 to A$6,654,981 in fiscal 2002.

     Depreciation and amortization expenses. Depreciation and amortization expenses increased A$69,971, from A$205,447 in fiscal 2001 to A$275,418 in fiscal 2002. This increase related primarily to the amortization for the full twelve-month period of the plant and equipment acquired and goodwill that arose from our acquisition of the environmental consulting, laboratory analysis and fieldwork services business of Global Environment Corporation on October 1, 2000.

     Research and development expense. Research and development expense increased A$883,740, from A$921,126 in fiscal 2001 to A$1,804,866 in fiscal 2002. This increase was primarily related to the continued development of the Technologies, and the funding of research and development programs into other potential applications for the BauxsolTM technology. We expect research and development costs to increase in fiscal 2003 and to continue to grow as we commercialize the Technologies and expand the potential applications for the BauxsolTM technology.

     Mining Interests expense. Mining interests expense increased by A$150,425, from A$339,414 in fiscal 2001 to A$489,839 in fiscal 2002. This increase related to a A$80,000 increase in our provision for the rehabilitation of our mining tenements and a A$70,425 increase mining interests costs written off, which was primarily due to rehabilitation work conducted on the mining leases. Work on our mining tenements has been, and is planned to remain, the minimum required to protect our interest in the mining leases and exploration permits we hold over these areas. As these mining tenements no longer fit with our core business, we have lodged applications to surrender some of our mining tenements in Queensland and are currently looking to retain a passive interest in the other mining tenements by entering into joint venture partnerships to assist in the exploitation of the mining tenements and/or or by selling the mining tenements and retaining an interest in them by way of royalty income. If we achieve this, then the future expense in this area would be insignificant.

     Employee costs and directors remuneration. Employee costs and directors remuneration costs decreased by A$1,877,335, from A$3,168,756 in fiscal 2001 to A$1,291,421 in fiscal 2002. This decrease was due primarily to the fact that we recognized a A$2,000,000 expense for options granted to two directors in fiscal 2001 and no similar expense was recognized in fiscal 2002. These options, exercisable at A$0.20 each, were issued to our directors as part of their remuneration package, which was negotiated and approved by an independent director in February 2000, when shares in Virotec were trading at A$0.11 per share. Under the ASX listing rules, the options could only be issued after shareholder approval was received. This approval was received in November 2000 and the options were issued in December 2000, when our shares were trading at approximately A$0.60 per share. Under Australian GAAP, the value of the options has been expensed at the economic cost to us of A$0.40 each at the date the options were issued. The rise in the share price in the period between the date of agreement and the date of the shareholders meeting resulted in a charge of A$2,000,000, being the value attributed to the options, which was included in the directors remuneration for the period. This decrease was partly offset by an increase in costs associated with a small increase in staffing.

     Other expenses from operating activities. Other expenses from operating activities increased by A$991,179, from A$1,802,258 in fiscal 2001 to A$2,793,437 in fiscal 2002. This increase was due to our increasing size in both terms of operations and locations, and travel associated with the increase in corporate size and the listing of our shares on AIM and the proposed listing of our ADSs on the Nasdaq SmallCap Market.

Net Loss After Income Tax

     Net loss after income tax decreased by A$321,908, from a loss of A$5,438,315 in fiscal 2001 to a loss of A$5,116,407 in fiscal 2002, as result of the factors discussed above.

     The Environmental Consulting segment had a loss of A$26,084 in fiscal 2002 as compared with a profit of A$80,656 in the corresponding period. This mainly reflected an increased focus on marketing of the Technologies throughout the world. This marketing is expected to continue throughout fiscal 2003 and the resulting financial benefits may not be derived until future periods.

     The Mining Interests segment loss increased by A$161,620, from a loss of A$360,265 in fiscal 2001 to a loss of A$521,885 in fiscal 2002, primarily resulting from an increase in the provision for rehabilitation of our mining tenements of A$80,000, A$21,901 loss from reduced sales of tin concentrates and a net increase in the costs associated with maintaining the mining and exploration tenements of A$59,719 compared with the corresponding period.

     The Research and Development of Environmental Technologies segment loss increased by A$883,740, from a loss of A$921,126 in fiscal 2001 to a loss of A$1,804,866 in fiscal 2002, as a result of an increase in the research and development expenses on the BauxsolTM technology and other technologies.

     The unallocated loss decreased by A$1,474,035, from a loss of A$4,237,580 in fiscal 2001 to a loss of A$2,763,545 in fiscal 2002, primarily as a result of the A$2,000,000 cost attributed to the options granted to our directors in fiscal 2001, while no such expense was incurred in fiscal 2002. This was offset by an increase in costs associated with the global expansion of our corporate presence.

Fiscal 2001 Compared with Fiscal 2000

Revenue

     Revenue increased A$780,195, from A$218,491 in fiscal 2000 to A$998,686 in fiscal 2001. This increase related to revenue generated by environmental consulting services business acquired in October 2001, sales of cleaned tin concentrates and an increase of A$111,743 in interest received resulting from higher cash levels throughout the year as a result of share options being exercised. Of the revenue in fiscal 2000, A$151,461 related to an insurance recovery on damage to plant and equipment that is considered outside our operating activities.

     Sale of goods. The sale of goods related entirely to the Mining Interests segment. During fiscal 2001, we recognized revenue of A$254,356 from the sale of cleaned tin concentrates. We did not recognize any revenue from this source in fiscal 2000.

     Rendering of services. The rendering of services related entirely to the Environmental Consulting segment. We recognized A$511,644 from the rendering of environmental consulting services during fiscal 2001. In fiscal 2001, we acquired the environmental consulting services business of Global Environment Corporation and these revenues were generated predominantly from this business. We did not recognize any revenue from environmental consulting services in fiscal 2000.

     Other revenue from operating activities. Revenue from other operating activities increased A$149,955, from A$67,030 in fiscal 2000 to A$216,985 in fiscal 2001. This increase related primarily to an increase in interest received from other parties, which is reflected in the Unallocated segment revenue.

     Revenue from outside operating activities. We did not receive any revenue from outside operating activities in fiscal 2001. In fiscal 2000, we received a A$151,461 lump sum insurance payment for damage to our mining plant and equipment. This payment is reflected in the Mining Interests segment revenue.

Operating Expenses

     The level of operating expenses increased A$4,025,204, from A$2,411,797 in fiscal 2000 to A$6,437,001 in fiscal 2001. This increase related primarily to the cost of the issuance of options to our executive directors in December 2000 and to the employee and other operating costs associated with the environmental consulting, laboratory analysis and fieldwork services business we acquired in October 2000.

     Depreciation and amortization expense. Depreciation and amortization expenses increased A$125,275, from A$80,172 in fiscal 2000 to A$205,447 in fiscal 2001. This increase related primarily to the amortization of the goodwill that arose from our acquisition of the environmental consulting, laboratory analysis and fieldwork services business in October 2000 and the depreciation expense related to the laboratory equipment acquired as part of the acquisition of this business.

     Research and development expense. Research and development expenses increased A$273,664, from A$647,462 in fiscal 2000 to A$921,126 in fiscal 2001. This increase was primarily related to the continued development of the Technologies and the funding of research and development programs into other potential applications for the Technologies.

     Mining Interests expense. Mining interests expense increased A$280,715, from A$58,699 in fiscal 2000 to A$339,414 in fiscal 2001. This increase related to an increase in our provision for the rehabilitation of our mining tenements and an increase in evaluation work undertaken on our mining tenements.

     Employee costs and director remuneration. Employee and director remuneration costs increased A$2,611,141, from A$557,615 in fiscal 2000 to A$3,168,756 in fiscal 2001. This increase was due primarily to an issuance of options to our executive directors in December 2000 and to increased employee costs associated with the environmental consulting, laboratory analysis and fieldwork services business we acquired in October 2000.

     Other expenses from operating activities. Other expenses from operating activities increased A$734,409, from A$1,067,849 in fiscal 2000 to A$1,802,258 in fiscal 2001. This increase was primarily related to an increase in legal fees of A$334,988 associated with litigation that we are involved with, and an increase of A$275,207 in cost of goods sold. This increase related to the cost of tin concentrates acquired.

Net Loss After Income Tax

     Net loss after income tax increased by A$3,245,009, from a loss of A$2,193,306 in fiscal 2000 to a loss of A$5,438,315 in fiscal 2001, as result of the factors discussed above.

     The Environmental Consulting segment contributed a $80,656 profit to the consolidated loss in fiscal 2001. This segment was in its first fiscal year of operation.

     The Mining Interests segment loss increased by A$26,016 in fiscal 2001, from a loss of A$334,249 in fiscal 2000 to a loss of A$360,265 in fiscal 2001, primarily resulting from an increase in exploration and evaluation expenses offset by an increase in revenue from the sale of cleaned tin concentrates.

     The Research and Development of Environmental Technologies segment loss increased by A$260,101, from a loss of A$661,025 in fiscal 2000 to a loss of A$921,126 in fiscal 2001, as a result of an increase in the research and development expenses on the BauxsolTM technology.

     The unallocated loss increased by A$3,039,548, from a loss of A$1,198,032 in fiscal 2000 to a loss of A$4,237,580 in fiscal 2001, primarily as a result of the cost attributed to the options granted to our directors in fiscal 2001.

B.   Liquidity and Capital Resources

     During the past three fiscal years we have funded our operations primarily through capital raisings and the exercise of options, which have resulted in net proceeds of approximately A$20.52 million, including net proceeds of approximately A$9.0 million from the public offering of our shares in the United Kingdom in July 2001, and funds received on the exercise of options totaling A$6.6 million during fiscal 2002. As of September 30, 2002, we had approximately A$10.5 million in cash, which is held in Australian dollars.


Fiscal 2002 Compared with Fiscal 2001


     Net cash used in operating activities increased by A$465,478, from A$1,663,076 in fiscal 2001 to A$2,128,554 in fiscal 2002. This increase was primarily due to an increase of A$1,011,979 in cash payments in the ordinary course of business, resulting from the expansion of our business. This increase was offset by increases in interest received of A$265,024 and receipts in the course of business of A$281,477, mainly reflecting an increase in cash received from the provision of services, reflecting a full twelve months of operations of our environmental consulting, laboratory analysis and fieldwork services business we acquired in October 2000 compared with nine months of operations for fiscal 2001.

     Net cash used in investing activities increased by A$493,072, from A$2,051,549 in fiscal 2001 to A$2,544,621 in fiscal 2002. This increase was primarily due to both an increase of A$883,740 in research and development expenditure and an increase of A$399,152 in payments for property plant and equipment, which includes the purchase in September 2001 of an additional Liquid Chromatograph - Mass Spectrometer for use in the laboratory to analyze liquid samples at cost of A$240,000, partly offset by the fact we paid A$250,000 as part payment for the acquisition of our environmental consulting services business in fiscal 2001 and made no such payment in fiscal 2002.

     Net cash provided by financing activities increased by A$15,157,027, from A$834,812 in fiscal 2001 to A$15,991,839 in fiscal 2002. This increase was due to an increase in the net proceeds from the issuance of our shares, reflecting net proceeds of A$8,970,041 from the issuance of our shares in July 2001 in connection with the admission of our shares to trading on AIM and A$6,186,986 from the issuance of our shares on the exercise of options in December 2001 and March 2002.


Fiscal 2001 Compared with Fiscal 2000


     Net cash used in operating activities increased by A$580,948, from A$1,082,128 in fiscal 2000 to A$1,663,076 in fiscal 2001. This increase was primarily due to the acquisition of the environmental consulting services business of Global Environment Corporation in October 2000, which used A$135,634 in operating activities, the increase in legal costs incurred of A$334,988 and an increase in directors remuneration of A$139,500.

     Net cash used in investing activities increased by A$1,474,272, from A$577,277 in fiscal 2000 to A$2,051,549 in fiscal 2001. This increase was primarily due to the part payment for the acquisition of our environmental consulting services business, and payment of security deposits relating to the rehabilitation of our mine sites. Also contributing to this increase was an increase in our payments for exploration, evaluation and development of our mining tenements and an increase in the payments for research and development of the Technologies.

     Net cash provided by financing activities decreased by A$2,855,703, or 77.4%, from A$3,690,515 in fiscal 2000 to A$834,812 in fiscal 2001. This decrease was primarily due to a decrease in the proceeds from the issuance of our shares of A$2,401,526 and costs incurred of A$454,177 in relation to the issuance of our shares in July 2001.

Debt and Financial Instruments


     As of June 30, 2002, we had no long-term debt or uncommitted borrowing facilities. To date, we have not utilized financial instruments for hedging purposes. See Item 11 "Quantitative and Qualitative Disclosure about Market Risk".


Anticipated Capital Expenditures


     We do not expect to have any material capital expenditure in fiscal 2003. We intend to start building a BauxsolTM manufacturing plant in Sardinia, Italy near to Eurallumina's alumina production plant in fiscal 2004. We have not finalized our plans for the plant, including its planned production capacity, and as such we cannot estimate the cost of the construction of the plant at this stage. We expect to finalize our plans in fiscal 2004.

Contractual Commitments for Other Expenditures


     As of June 30, 2002, we have the following non-cancelable operative lease commitments:


     Within 1 year         A$111,380
     Within 1-2 years        106,117
     Within 2-3 years         61,650
     Within 3-4 years         60,000
     Within 4-5 years          5,000
     Later than 5 years            -
                           A$344,147


     We  have  commitments   under  research   agreements  with  Southern  Cross
University amounting to A$279,365 in 2003 and A$129,275 in 2004.

     While we remain listed on the Alternative Investment Market of the London Stock Exchange we have an annual commitment for fees of approximately A$100,000.


Future Cash Needs

     Based upon our results for the year ended June 30, 2002 and our current business plan, including the beginning of construction of a BauxsolTM manufacturing plant in Italy in fiscal 2004, we believe that our cash reserves, interest income on our cash reserves and revenue generated from our environmental consulting, laboratory analysis and fieldwork services business will be sufficient for our anticipated needs until at least the end of fiscal 2004. In addition, although we are not relying on it, we may receive additional cash from the exercise of options. As we have not estimated the costs of building the BauxsolTM manufacturing plant, we cannot be certain that we will not need additional funding after the end of fiscal 2004. We intend to seek any such additional funding through public or private equity or debt financings and/or through collaboration or other arrangements with corporate partners, including licensing agreements. We cannot be certain that we will be able to raise any required funding, on favorable terms or at all, or that we will be able to establish corporate collaborations on acceptable terms, if at all. Additional equity financings could result in significant dilution to our shareholders.

C.   Research and Development, Patents and Licenses, etc.

     We undertake research and development activities in connection with the development and commercialization of the Technologies. Our research and development activities include the research we fund via our agreements with Southern Cross University, pursuant to which we fund further research into the BauxsolTM technology by Professor David McConchie, Fiona Davies-McConchie, Dr. Malcolm Clark and Dr. Chuxia Lin and their respective assistants. In addition, our laboratory in Sardinia, Italy conducts research and development on the Technologies.

     We spent A$647,462, A$921,126 and A$1,804,866 on research and development in fiscal 2000, 2001 and 2002, respectively.

D.   Trend Information

     Due to the fact we changed the nature of our business in late 1999, and we have a short history of operations in the environmental remediation industry and have yet to commercialize the Technologies, we believe our results for fiscal 1999, 2000 and 2001 will not be indicative of our operating results in the future. The results for the year ended June 30, 2002 include for the first time the entire period of operations for our environmental consulting, laboratory analysis and fieldwork services business we acquired in October 2000. We expect that there will not be any material changes in the results for our environmental consulting, laboratory analysis and fieldwork services business in fiscal 2003. Other trend information is discussed above in Item 5A.

Impact of Recently Issued Australian Accounting Standards

     The Australian Accounting Standards Board ("AASB") has issued AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which will apply to annual and half-year reporting periods beginning on or after July 1,2002.


     The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities. The major changes to current practice include:

     * More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.

     * Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.

     * Provisions for dividends will only be recognized at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognized as a provision, not just the amount payable in cash.

     * Separate recognition criteria for any recoveries related to provisions.


     Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact that the adoption of AASB 1044 is expected to have on our financial report.

     The AASB has issues a revision of AASB 1020 Income Taxes, which will apply to annual and half-year financial reporting periods beginning on or after January 1, 2005. The main features of the revised Standard are:


     * The revised standard adopts the "balance sheet" liability method of tax effect accounting rather than the "income statement" liability approach. The "balance sheet" liability method focuses on the tax effects of transactions and other events that affect amounts recorded in the statement of financial position and temporary differences. Temporary differences are the differences between the carrying amounts of assets and liabilities and their tax bases.

     * The measurement of a deferred tax asset or liability depends on management's intended use of the asset or liability.

     * Deferred tax assets should be recognized when it is probable that the taxable income will be available against which the deferred tax asset can be utilized.

     * Discounting of deferred tax assets and liabilities is not permitted, unless required by another standard.

     * Goodwill amortization is not deductible under Australian tax law. This would give rise to a deferred tax liability. The Standard, however, does not permit the temporary difference to be recognized, as this would have the effect of increasing the amount of the goodwill on an iterative basis.


     Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact that the adoption of AASB 1020 is expected to have on our financial report.

     The AASB has issued a revision of AASB 1028 Employee Benefits which will apply to annual reporting periods beginning on or after 1 July 2002. The major changes to the standard are:


     * Specific rather than general recognition criteria for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits (including those arising through acquisition) and post-employment benefits - the termination benefit criteria are now black letter requirements and in an acquisition, the acquiree must recognize the liability in some circumstances.

     * Recognition of employee benefits to be measured at nominal amounts (including wages and salaries, annual leave and sick leave) using "expected" remuneration rates that will be paid when the obligation is settled, not rates at reporting date.

     * Significantly more detailed disclosures in relation to items such as equity-based compensation benefits.

     * Terminology changes to more closely harmonize with IAS 19

     * Employee benefit assets and liabilities arising from agreements equally proportionately unperformed need not be recognized unless required by this or another standard.

     The Company does not expect the adoption of AASB 1028 to have a material effect on the consolidated financial statements.

Reconciliation of Australian GAAP to U.S. GAAP

     The financial statements found elsewhere in this annual report were prepared in accordance with Australian GAAP, which differs in certain material respects from U.S. GAAP. Note 26 to our consolidated financial statements contains additional disclosures required under U.S. GAAP. In addition, note 26 provides a reconciliation and description of the major differences between Australian GAAP and U.S. GAAP for the items that affect the net loss after income tax and shareholders' equity of Virotec.

New U.S. Accounting Pronouncements

     In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

     The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is 1 July 2001, or later. We are required to adopt the provisions of Statement 142 on 1 July 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

     We do not expect the adoption of SFAS No. 141 to have a material impact on its consolidated financial statements under US GAAP. We implemented SFAS No. 142 on July 1, 2002. In accordance with SFAS No. 142, the Company will be required to complete the first step of the transitional goodwill impairment test by December 31, 2002. We have not yet determined the impact that the adoption of SFAS No. 142 will have on its consolidated financial statements. Under this statement, goodwill will no longer be amortized in the statement of financial performance. The amount of amortization of goodwill during the years ended June 30, 2002, 2001 and 2000 in accordance with US GAAP were A$122,050, A$91,582 and nil respectively.

     In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 is effective for the Company as of July 1, 2002. We do not expect the adoption of Statement 143 to have a material impact on the consolidated financial statements.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.'' SFAS No. 144 addresses financial accounting and reporting for the impairment of long lived assets and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion
30) for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss if the carrying amount of a long lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

     SFAS No. 144 also requires that a long lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin off be considered held and used until the asset is disposed of, exchanged or distributed.

     SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for Financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

     We implemented SFAS No. 144 on July 1, 2002. This statement did not have a material impact on the Company's consolidated results or financial position on the date of adoption.

     In April 2002, the FASB issued SFAS No. 145, ""Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.'' As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the Group in the Fiscal year beginning July 1, 2002.

     In July  2002,  the  FASB  issued  SFAS  No.  146,  "Accounting  for  Costs
Associated with Exit or Disposal Activities.'' SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The following people comprise our board of directors and senior management:



  Name                                  Age    Position

  Brian James Sheeran                   54     Executive Chairman and Chief
                                               Executive Officer
  Bruno Joseph Bamonte                  44     Chief Financial Officer
  Professor David Murray                53     Director
  McConchie
  Dr. Michael Ian Nissen                75     Director
  John Anthony Glynn                    52     Director
  Angus John Craig                      31     Company Secretary
  Dr. Lee Fergusson                     48     Chief Operating Officer

Directors

Brian James Sheeran - Executive Chairman and Chief Executive Officer

     Mr. Sheeran has been a director of Virotec since 1997 and became our Executive Chairman in July 1999. In December 2002, he was given the additional title of Chief Executive Officer to better reflect his role in Virotec. Mr. Sheeran is primarily responsible for our strategic direction. Prior to joining Virotec, he established and operated LKL Sheeran Pty Ltd, one of the largest private bus companies in Australia. Mr. Sheeran was also the founder of Sunlover Cruises, a private business that operated high-speed catamarans to the Great Barrier Reef. He has been a director of various companies involved in mining, timber, farming ventures, earthmoving and haulage. Mr. Sheeran is currently the director of the private Australian companies Supamere Pty Ltd, Sheeran Pacific Pty Ltd, Sheeran Nominees Pty Ltd, Palmer River Mining Pty Limited, Sheeran Transport Pty Ltd, C & B Investments Pty Ltd, New Technology Investments Pty Limited, Queensland Wine Company Ltd, Sheeran Haulage Pty Limited, Starvest Pty Limited and Australasian Resources Pty Ltd.

Bruno Joseph Bamonte -Chief Financal Officer

     Mr. Bamonte has been an executive director of Virotec since December 1997. Originally given the title of Finance Director, Mr. Bamonte's title was changed in December 2002 to Chief Financial Officer. Since joining Virotec, he has acted as our principal financial officer, administrative officer and commercial officer. Mr. Bamonte is responsible for our overall financial and administrative management and our legal compliance functions. Mr. Bamonte is a member of our audit committee and of our intellectual property and technical review committee. Mr. Bamonte is a qualified Australian Chartered Accountant and a member of the Australian Institute of Company Directors. Prior to joining us he worked as a consultant to a number of public companies advising on a range of issues including the preparation of prospectuses, assistance in gaining admission to the official list of the Australian Stock Exchange, assistance in seeking re-quotation of shares for suspended companies, corporate governance, and other financial areas.

Professor David Murray McConchie - Non Executive Director

     Professor David McConchie was appointed to the Board in July 2000. He is our chief scientific adviser and is responsible for our research and development program. Professor McConchie is a member of our intellectual property and technical review committee. Professor McConchie is Professor of Engineering and Environmental Geochemistry at Southern Cross University where, in addition to teaching and consultancy work, he is leader of the Applied Geochemistry and Sedimentology Research Group. He is a co-founder of the Centre for Research on Acid Sulphate Soils. He gained his MSc in Geology (with distinction) in 1978 from the University of Canterbury, New Zealand and was awarded a Ph.D. in 1985 by the University of Western Australia. Professor McConchie has received numerous research grants, published over 60 research papers and 5 books, made over 50 conference presentations, and prepared over 250 consultancy reports. In recognition of the quality of his research and consultancy work, Professor McConchie was a finalist in the Australian Eureka Prize for environmental research in 1996. Over the last 20 years his research has focussed on the geochemistry of trace metals in sediment, water and biota, and on the assessment and management of acid mine drainage.

John Anthony Glynn - Non Executive Director

     Mr. Glynn has been a director of Virotec since March 2000. He is a member of our audit committee. Mr. Glynn is a practicing lawyer with his own firm in New South Wales, Australia. He is admitted as a solicitor in New South Wales and Queensland. He has experience in the Land and Environment Court and has a particular interest in environmental, company and aviation law. Mr. Glynn is currently a director of the private Australian companies Aeromedical Australia Pty Ltd, Foceli Pty Limited, Lismore Serviced Offices Pty Ltd, and Odd Lot Nominees Pty Ltd, which is currently a major shareholder of Virotec.

Dr. Michael Ian Nissen - Non Executive Director

     Dr. Nissen has been a director of Virotec since March 2000. He chairs our audit committee. Dr. Nissen is a member of the Royal College of Physicians (U.K.) Prior to joining Virotec, Dr. Nissen acted as chief executive at Cedar Court private hospital in Camberwell, Melbourne, Australia, where he was a forerunner in the development of rehabilitation in private hospitals and achieved the inaugural award for excellence in a private hospital by the Australian Private Hospitals Association. He is currently a director of Banque-Tec Limited, a company listed on the Australian Stock Exchange. He is also Director of the Australian private companies Andwendrod Services Proprietary Limited, Wengale Pty Limited, Caput Pty Limited, Wenrodan Pty Limited, Protanto Pty Ltd, Kwamina Pty Ltd and Swinbar Pty Ltd. He is Chairman of the Victorian Rehabilitation Research Institute situated at Cedar Court, and is Chairman of Metro 5 Gallery Pty Ltd, an art gallery located in Armadale, Melbourne.

Senior Management

Dr. Lee Fergusson - Chief Operating Officer

     Dr. Fergusson was appointed as our Chief Operating Officer, Australia and Asia in February 2002 and in December 2002 his title was changed to Chief Operating Officer to better reflect his role in Virotec. As the Chief Operating Officer, Dr. Fergusson is responsible for competitive and market intelligence throughout the world, developing and articulating our strategy, building alliances and partnerships with companies, and executing our business plan. Prior to joining Virotec, Dr. Fergusson was President and Chief Operating
Officer of Global Online India, Inc., an e-commerce and e-business solutions company focussed on Indian consumers, where he was responsible for all aspects of designing and implementing that company's business strategy, including technology development, financing strategies and partnerships, investor relations, NASD and SEC compliance, and sales and marketing. From 1996 to 2001, Dr. Fergusson held a variety of positions with USA Global Link, Inc., a global telecommunications provider based in the United States, including acting as President and Chief Operating Officer, from 1999 to 2001, when he was responsible for all aspects of business operations, including finance, human resources, legal affairs and sales and marketing. Prior to joining USA Global Link, Dr. Fergusson was a management consultant involved in object-oriented analysis and design and business process re-engineering for the Object Discovery Corporation. Dr. Fergusson is also on the Industry Advisory Board of INOMY, an Indian Internet economy association based in New Delhi. From 1998 to 1999, he served as a Director and Chair of the Internet and Data Committee of the European Competitive Telecommunications Association based in London.

Angus John Craig - Company Secretary

     Mr. Craig joined us as Company Secretary in March 2001. He is responsible for our financial and administrative management as well as all secretarial and compliance functions. Mr. Craig commenced his career at Price Waterhouse in 1992 before holding the position of Senior Listings Officer at the Australian Stock Exchange from April 1994 to July 2000. His particular expertise is in the Australian Stock Exchange Listing Rules and he has been a guest lecturer for the Securities Institute of Australia and the Chartered Institute of Company Secretaries.


B.   Compensation


     In the year ended June 30, 2002, the aggregate remuneration we paid and that accrued to our directors and senior management was A$879,133. During the year ended June 30, 2002, in accordance with Australian superannuation legislation, we contributed A$20,083 to employee superannuation funds for their retirement benefits, which is included in the amount above.

     The remuneration and benefits paid to our directors and our senior management in the year ended June 30, 2002, on an individual basis, are set out in the table below. During that period, only two members of our senior management were not directors. Dr. Fergusson commenced employment with us in February 2002.


                                                 Consulting   Board
Name                                            Fees/Salary    Fees      Benefits(1)     Total       Options
                                                    (A$)       (A$)           (A$)        (A$)
Directors
Brian James Sheeran                                 324,080   24,000           1,920   350,000             -
Bruno Joseph Bamonte                                224,080   24,000           1,920   250,000             -
Professor David Murray McConchie                     36,000   24,000           4,800    64,800             -
Dr. Michael Ian Nissen                                    -   24,000               -    24,000             -
John Anthony Glynn                                        -   24,000           1,920    25,920             -
Senior Management
Angus John Craig                                     92,390        -           4,523    96,913    100,000(2)
Lee Fergusson(3)                                     62,500        -           5,000    67,500             -


_________________________________

(1) This includes statutory superannuation contributions as required under Australian law.
(2) Represents 100,000 options to purchase shares in Virotec at an exercise price of A$0.47 on or before February 28, 2004.
(3)     Lee Fergusson joined Virotec in February 2002.


C.   Board Practices

     Under our constitution our board of directors is required to comprise at least three directors. Our Board currently comprises five directors. Of these five directors, Mr. Glynn and Dr. Nissen are considered to be independent directors.

     Pursuant to our constitution, one-third of directors other than the director who is the managing director, which is currently Mr. Sheeran, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is a managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

     There are no requirements in our constitution regarding the retirement of directors at any particular age. The Australian Corporations Act, however, requires that directors retire at the conclusion of the first annual general meeting after a director reaches age 72. A person who has reached age 72 may by special resolution of our shareholders be appointed or re-appointed as a director, provided the notice of meeting and the resolution appointing such director states such director's age. Dr. Nissen is over the age of 72 and as such must seek re-election at each annual general meeting.

     Dr. McConchie and Dr. Nissen were reelected at our annual general meeting in November 2002. If the Board remains unchanged, Dr. Nissen and Mr. Bamonte will have to stand for reelection at our next annual general meeting.

     We have not entered into any service contracts with any of our directors that provide for benefits upon termination of employment.

     Specific directors' employment arrangements are summarized below.

Brian Sheeran

     Mr. Sheeran was appointed as Executive Chairman on July 23, 1997. In December 2002, he was also given the title of Chief Executive Officer to better reflect his role in Virotec. Under a retainer agreement, dated June 19, 2001, among Virotec, Sheeran Nominees Pty Ltd and Mr. Sheeran, Sheeran Nominees Pty Ltd provides the consultancy services of Mr. Sheeran with effect from April 1, 2001. The services provided by Mr. Sheeran, through Sheeran Nominees Pty Ltd, are equivalent to the services provided by a full-time chief executive officer and a director. Mr. Sheeran's services are provided on a full-time basis, and his minimum engagement period is until March 31, 2004. We may terminate the agreement on one month's notice if we cannot usefully utilize Mr. Sheeran's services or if he has committed a substantive breach of the agreement. Pursuant to the agreement, we pay Mr. Sheeran A$29,166 per calendar month, inclusive of any directors fees and superannuation.

Bruno Bamonte

     Mr. Bamonte was appointed as an executive director on December 24, 1997. Under a retainer agreement, dated June 19, 2001, among Virotec, BSB Trust and Mr. Bamonte, BSB Trust provides the consultancy services of Mr. Bamonte with effect from April 1, 2001. The services provided by Mr. Bamonte, through BSB Trust, are equivalent to the services provided by a full-time chief financial officer and a director. His services are provided on a full-time basis, and his minimum engagement period is until March 31, 2004. We may terminate the agreement on one month's notice if we cannot usefully utilize Mr. Bamonte's services or if he has substantively breached the agreement. Pursuant to the agreement, we pay Mr. Bamonte A$20,750 per calendar month, inclusive of any directors fees and superannuation.

Professor David McConchie

     Professor McConchie was appointed as a non-executive director on July 10, 2000. By a letter of engagement dated May 17, 2001, Professor McConchie undertakes to act as a director, with effect from April 1, 2001, terminable by three months' written notice. Pursuant to the agreement, we pay Professor McConchie up to A$110,000 per year (plus superannuation) for the provision of his services as a director of Virotec. Under a research agreement, dated June 7, 2001, among Virotec, Southern Cross University, Nauveau Technology Investments and Professor McConchie, Professor McConchie provides ongoing technical advice to Virotec and conducts further research on the Technologies through Southern Cross University. See Item 10C "Material Contracts".

John Glynn

     Mr. Glynn was appointed as a non-executive director on March 17, 2000. By letter of engagement dated May 17, 2001, Mr. Glynn undertakes to act as a director, with effect from April 1, 2001, terminable by three months' written notice. Pursuant to the agreement, we pay Mr. Glynn A$24,000 per year (plus superannuation) for the provision of his services as a director of Virotec.

Dr. Michael Nissen

     Dr. Nissen was appointed as a non-executive director on March 17, 2000. By letter of engagement dated May 17, 2001, Dr. Nissen undertakes to act as a director, with effect from April 1, 2001, for a minimum period of one year terminable thereafter by three months' written notice. We pay Dr. Nissen A$24,000 per year for the provision of services as a director of Virotec.

Corporate Governance

     The board of directors has established two committees: the Audit Committee; and the Intellectual Property and Technical Review Committee. The board of directors has not established a remuneration committee.

Audit Committee

     The board of directors has established an audit committee consisting of three directors, two of whom are independent. The current members of our Audit Committee are Mr. Bamonte, Mr. Glynn and Dr. Nissen. The Audit Committee provides a forum for the effective communication between the board of directors and external auditors.

     Responsibilities of the audit committee include:

     * reviewing the financial report and other financial information distributed externally;
     * reviewing any new accounting policies to ensure compliance with Australian Accounting Standards and generally accepted accounting principles;
     * reviewing audit reports to ensure that where major deficiencies or breakdowns in controls or procedures have been identified appropriate and prompt remedial action is taken by management;
     * reviewing the nomination and performance of the external auditor;
     * considering whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence;
     * liaising with the external auditors and ensuring that the annual audit and half-year review are conducted in an effective manner;
     * monitoring the establishment of an appropriate internal control framework and considering enhancements;
     * monitoring the procedures in place to ensure compliance with the Corporations Act 2001 and Stock Exchange Listing Rules and all other regulatory requirements; and
     * addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investments Commission, Australian Stock Exchange and financial institutions.


Intellectual Property and Technical Review Committee

     The board of directors has established an Intellectual Property and Technical Review Committee consisting of four members, being Mr. Bamonte, Professor McConchie, both of whom are directors, Mr. Daniel Drew and Mr. David Rowsell, both of whom are technical specialists that provide consulting services to us. The committee's role is to help to ensure our technology is protected to the best extent possible.

     The committee focuses on issues relating to our intellectual property and its role is to help to ensure that:

     * all of our intellectual property is protected by way of patent or trade secret (as considered most appropriate);
     * the dissemination of all technical documents is controlled;
     * appropriate systems are in place to ensure that correct testing protocols for ongoing research and development programs are used; and
     * all new technologies offered to us are reviewed and assessed to determine their value to us.

D.   Employees


     As of June 30, 2000, 2001 and 2002, we had a total of 12, 34 and 41 full-time employees and consultants providing services to us, respectively. In addition, as of June 30, 2002, we funded research by two post doctorate fellows, one Ph.D. student and one associate professor at Southern Cross University, New South Wales, Australia. The table below provides a breakdown of our employees and consultants providing services to us as of June 30, 2000, 2001 and 2002.


                                                     Employees                    Consultants
                                               2002    2001    2000           2002    2001    2000
Australia
        Corporate                                 6       3       2              2       4       3
        Operations                               17      16       4              3       3       -
        Research and Development                  1       -       -              4       3       3

Europe
        Operations                                1       -       -              2       3       -
        Research and Development                  -       -       -              2       2       -

North America
        Operations                                1       -       -              1       -       -



E.   Share Ownership

     The following table sets forth (1) the number of shares owned, (2) the percentage of outstanding shares owned and (3) the number of options underlying shares owned by each of our directors and senior management as of November 30, 2002:


                                         Number of          Percentage of         Number of
Name                               Shares Owned(1)     Outstanding Shares   Options Owned(1)

Brian Sheeran(2)                         2,765,542                   1.6%         600,000(3)
Bruno Bamonte                            1,255,000                      *                   -
Dr. Michael Nissen(4)                    7,450,000                   4.4%         200,000(5)
John Glynn(6)                             6,300(7)                      *         200,000(8)
Professor David McConchie                  280,000                      *         500,000(9)
Angus Craig                                      -                      -        100,000(10)
Lee Ferguson                                     -                      -                   -



_________________________________

*     Represents less than 1% of the outstanding shares.


(1) As of November 30, 2002, the number of outstanding shares was 168,193,841 and the number of outstanding options was 16,400,000.

(2) The 2,765,542 shares are held by Sheeran Nominees Pty Limited, a company wholly owned by Mr. Brian Sheeran.

(3) Represents 600,000 beneficially owned options to purchase ordinary shares of Virotec that are exercisable on or before November 30, 2003 at an exercise price of A$0.56 per share held in the name of Ms. Christine Boland.

(4) Made up of 7,300,000 shares held by Andwendrod Services Pty Limited, 100,000 shares held by Wengale Pty Limited, companies which are controlled by Dr. Michael Nissen, and 50,000 shares held jointly by Mrs. Pearl Nissen (Dr. Nissen's wife) and Darren Levy as trustees for the Pearl Nissen superannuation account.

(5) Represents 200,000 options to purchase ordinary shares of Virotec that are exercisable on or before November 30, 2003 at an exercise price of A$1.00 per share.

(6) Mr. Glynn is the sole nominee director of Odd Lot Nominess Pty Ltd, a major shareholder in the company holding 11,589,577 shares and 10,000,000 options to purchase ordinary shares of Virotec on or before February 28, 2003 at an exercise price of A$0.20 per share, but does not beneficially own any shares of Odd Lot Nominees. Odd Lot Nominees is a wholly owned subsidiary of Artisan Capital Limited, which is wholly owned by Nigel Kirwan. Mr. Glynn does not have control or voting discretion with respect to the shares held by Odd Lot Nominees because he has agreed to act in accordance with the instructions of Artisan Capital Limited. Accordingly, Mr. Glynn disclaims beneficial ownership of the shares held by Odd Lot Nominees.

(7) Represents 6,300 shares held by Gaunt Mill Pty Limited, a company wholly owned by Mr. John GlynnRepresents 200,000 options to purchase ordinary shares of Virotec that are exercisable on or before November 30, 2003 at an exercise price of A$1.00 per share.

(8) Represents 500,000 options to purchase ordinary shares of Virotec that are exercisable on or before November 30, 2003 at an exercise price of A$1.00 per share.

(9) Represents 100,000 options to purchase ordinary shares of Virotec that are exercisable on or before February 28, 2004 at an exercise price of A$0.47 per share.

     We can grant options to purchase our shares to our directors and employees under our Constitution and under our employee option incentive scheme.

     As a requirement of the admission of our shares for trading on AIM , a director may not deal in any of our securities during (a) the period two months immediately preceding the preliminary announcement of our annual results or, if shorter, the period from the relevant financial year end up to and including the time of the announcement, and (b) the period two months immediately preceding the announcement of our half-yearly results or, if shorter, the period from the relevant financial period end up to and including the time of the announcement.

Employee Share Option Plan

     Our shareholders approved an employee option incentive plan on November 29, 2000. This entitles the Board to invite eligible employees to apply for any number of options to acquire our shares on terms and conditions as determined by the Board. The Board must not issue options under the plan if the total number of shares relating to unexercised and unexpired options under the plan, existing or which would be issued if all invitations were accepted, exceeds five percent of the total number of shares issued in Virotec. Written consent of the Board is required if employees wish to exercise their options within one month of our half-yearly or annual financial results. The options can be transferred at any time prior to expiry and are not quoted on the Australian Stock Exchange. As of November 30, 2002, a total of 1,050,000 options have been issued to employees under the plan. Of these, 100,000 options were issued to senior management.


ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table summarizes information about the ownership of our outstanding ordinary shares as of September 30, 2000 and 2001 and November 30, 2002 for each person or group that we know to be the beneficial owner of more than 5% of our ordinary shares.

     We determine beneficial ownership of shares under the rules of the Securities and Exchange Commission and include any ordinary shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days of September 30, 2000 and 2001 and November 30, 2002. Applicable percentage ownership in the following table is based on the number of ordinary shares outstanding as of September 30, 2000 and 2001 and November 30, 2002. We had 168,193,841 ordinary shares on issue as of November 30, 2002.




                               Ordinary Shares                      Ordinary Shares                      Ordinary Shares
                          Beneficially Owned as of             Beneficially Owned as of             Beneficially Owned as of
                             September 30, 2000                   September 30, 2001                   November 30, 2002

                                    Percentage of                        Percentage of                             Percentage of
  Name of         Number of shares   outstanding        Number of shares  outstanding            Number of shares   outstanding
  shareholder           owned          shares                owned           shares                    owned           shares
  Odd Lot Nominees
  Pty Ltd(1)         7,844,892(2)        8.1%             26,900,000(3)       19.5%                21,589,577(4)        12.8%

  SFE Investments
  Pty Ltd(5)         12,756,16(6)        13.2%            12,111,085(7)       8.8%                     12,111,085       7.2%



(1) Odd Lot Nominees is a wholly owned subsidiary of Artisan Capital Limited, which is wholly owned by Nigel Kirwan.
(2) This represents 5,351,423 shares and 2,493,469 options to purchase shares.
(3) This represents 14,406,531 shares and 12,493,469 options to purchase shares.
(4) This holding represents 11,589,577 ordinary shares and 10,000,000 options to purchase shares.
(5)   SFE Investments is a company controlled by Stephen Daley and John
      Robinson.
(6) This represents 1,525,076 shares and 11,231,085 options to purchase shares.
(7) This represents 880,000 shares and 11,231,085 options to purchase shares.

     Our major shareholders do not have different voting rights with respect to our ordinary shares.

     As of November 30, 2002, there were 6,049 holders of ordinary shares, of which eight were U.S. shareholders holding approximately 0.07% of our then outstanding ordinary shares.

     To the best of our knowledge, we are not owned or controlled by any other corporation, by any foreign government or by any other natural or legal person. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control of Virotec.

B.   Related Party Transactions

Employment Agreements

     We have employment  and/or  consultancy  agreements with all directors (see
Item 6C) and senior management named in Item 6A. We believe that each of these agreements was entered into on terms at least as favorable to us as we would expect to negotiate with unaffiliated third parties.

Other Transactions

     We believe that all related party transactions described below were on terms at least as favorable to us as would have been negotiated with independent third parties.

     In March 2001, we entered into an intellectual property license agreement with Nauveau Technology Investments pursuant to which we hold the world wide exclusive license to distribute and market the Technologies, which are owned by Nauveau Technology Investments. Sheeran Nominees Pty Limited (a company in which Mr. Sheeran, our Executive Chairman, holds shares) holds a 10 percent interest in Nauveau Technology Investments. Professor McConchie, a director of Virotec, and his wife, F. Davies-McConchie, each hold a 20 percent interest in Nauveau Technology Investments. Under the license agreement, we are required to pay Nauveau Technology Investments a royalty of two percent of the gross proceeds received from the exploitation of the intellectual property and we are responsible for all costs associated with development of the technology. We are able to terminate this agreement on providing 12 months notice of termination in writing. From July 1, 2006, minimum royalties of A$100,000 are payable for the first year increasing by 10 percent per annum to a minimum of A$250,000 per annum. These minimum payments are not in addition to the two percent royalty payments and if the two percent royalty exceeds the minimum payment amount, the two percent royalty is payable. The total amount payable under this agreement for fiscal 2002 was A$454.

     We paid A$23,575 for transport services in fiscal 2002 to Sheeran Nominees Pty Ltd, a company in which Mr. Sheeran is a shareholder. The transport services were provided pursuant to an oral agreement and charged on a commercial rate per kilometer. The transport services were provided on an as required basis and the agreement has no fixed term.

     Under a research agreement, dated June 7, 2001, between Virotec, Southern Cross University, Nauveau Technology Investments and Professor McConchie, Professor McConchie provides ongoing technical advice to Virotec through Southern Cross University. Total payments for fiscal 2002 were A$111,661. Further details of this agreement are set out at Item 6C and Item 10C.

     Christine Boland, an associate of Mr. Sheeran, provided consultancy services to Virotec in relation to marketing and communication and received fees of A$56,596 in fiscal 2002.

     Fiona Davies-McConchie, the wife of Professor McConchie, provided technical advice and other services to Virotec and received fees of A$43,664 in fiscal 2002.


C.   Interest of Experts and Counsel

Not Applicable

ITEM 8.     FINANCIAL INFORMATION

A.   Financial Statements and Other Financial Information

     See pages F-1 - F-43 of this annual report.


Other Financial Information


Export Sales

Not Applicable

Material Litigation

     We are currently involved in the following litigation. We do not have legal indemnity insurance in relation to any of the litigation:


(i) We have commenced proceedings against Nationwide News Pty Limited in relation to alleged defamatory remarks published by the defendant in March 2000. The action was taken after alleged defamatory allegations were made in articles written in The Australian newspaper that questioned the credibility of the BauxsolTM technology. The allegations have all been shown as false as a consequence of the successful testing of the BauxsolTM at the Mount Carrington mine site. We believe, based on legal advice received, that our prospects of receiving a favorable verdict are very good.

(ii) We have commenced proceedings against Jenny Prahbu and Gerard Stanley (trading as Ozequities) in relation to alleged defamatory remarks published by the defendants in March 2000. The action was taken after the alleged defamatory allegations were made in articles written in "The Ozequities" newsletter that questioned the credibility of the BauxsolTM technology at the Mount Carrington mine site. We believe, based on legal advice received, that our prospects of receiving a favorable verdict are very good.

     It is estimated that costs of preparing the cases referred to above will be approximately A$100,000 and costs of the hearings approximately A$250,000.

     In December 2001, we were found to have breached the Protection of the Environment Operations Act 1997 by allowing polluted water to be discharged from one of the dams at our Mount Carrington mine site in November 1999 (when our business was mining). In July 2002, we were fined A$30,000 for this breach of the Act.

Dividends

     Until we make a profit our directors will not be able to recommend that any dividends be paid to our shareholders. Our directors will not resolve a formal dividend policy for us until we generate profits. Our directors' current intention is to reinvest our income in the continued development and operation of our business.

B.   Significant Changes

     Since June 30, 2002, no matter of circumstance has arisen, other than that referred to elsewhere in this annual report, the financial statements or notes thereto, which has significantly affected, or may significantly affect our operations, results of those operations, or the state of our affairs in future years.

ITEM 9.     THE OFFER AND LISTING

A.   Offer and Listing Details

     Our ordinary shares were listed on the Australian Stock Exchange on February 5, 1970. Our ordinary shares trade on the Australian Stock Exchange under the symbol "VTI". The following tables sets forth:

     (1) the reported low and high market prices for our ordinary shares as quoted on the Australian Stock Exchange:

          (a)  on annual basis for the five most recent fiscal years;
          (b) on a quarterly basis for the each full financial quarter during fiscal 2001 and fiscal 2002 and the first quarter of fiscal 2003; and
          (c)  on a monthly basis from June 2002 to November 2002.

     (2) the average daily trading volume of our ordinary shares on the Australian Stock Exchange:

          (a) on a quarterly basis for the each full financial quarter during fiscal 2001 and fiscal 2002 and the first quarter of fiscal 2003; and
          (b)  on a monthly basis from June 2002 to November 2002.


                                                     Price Per
                                                  Ordinary Share
                                             Annual High     Annual Low
              Fiscal Year Ended
                                                 (A$)            (A$)

      June 30, 2002                             0.53              0.22
      June 30, 2001                             0.99              0.33
      June 30, 2000                             1.60              0.028
      June 30, 1999(1)                          0.22              0.06
      June 30, 1998(1)                          n/a               n/a



(1) Our shares were suspended from trading on the Australian Stock Exchange from January 1997 to May 1999. Due to Virotec experiencing financial difficulty, a secured creditor appointed a receiver and manager to Virotec in January 1997. Virotec's shares were then suspended from quotation on the Australian Stock Exchange because the receiver and manager, appointed under the Australian Corporations Act, took control of the company. To protect our shareholders' interests, our directors appointed an administrator to Virotec in March 1997. In July 1997, the secured creditors agreed to convert their debt to equity and the receiver and manager was retired. A deed of company arrangement was also executed in July 1997 (which was subsequently amended in October 1997). In October 1998, pursuant to the deed of company arrangement, the secured creditors were issued equity in Virotec and unsecured creditors accepted a cash payment in satisfaction of the debts owed by Virotec. Following completion of the deed of company arrangement the administrator retired. Following a public offering of our ordinary shares in March 1999, trading in our ordinary shares on the Australian Stock Exchange recommenced in May 1999.

                                                  Price Per
                                               Ordinary Share
                                                                          Average Daily
Fiscal Quarter                                High          Low          Trading Volume
                                              (A$)         (A$)         (number of shares)
June 30, 2003
First Quarter                                0.415        0.255              404,386

June 30, 2002
First Quarter                                 0.53         0.25              222,733
Second Quarter                               0.495        0.365              213,184
Third Quarter                                 0.38         0.33              227,935
Fourth Quarter                               0.355         0.22              227,483

June 30, 2001
First Quarter                                 0.99         0.53              306,591
Second Quarter                                0.77         0.33              658,562
Third Quarter                                 0.67        0.465              408,738
Fourth Quarter                                0.58         0.36              304,045





                                                      Price Per
                                                   Ordinary Share
                                                                               Average Daily
Month                                           High              Low          Trading Volume
                                                (A$)             (A$)        (number of shares)
June 2002                                       0.33             0.23              183,168
July 2002                                       0.32             0.32              224,833
August 2002                                    0.345             0.27              315,537
September 2002                                 0.415            0.255              697,264
October 2002                                    0.38            0.245              492,295
November 2002                                   0.33            0.255              385,052

_________________

B.     Plan of Distribution

Not Applicable

C.   Markets

     Our ordinary shares are currently listed on the Australian Stock Exchange under the symbol "VTI." Our shares are also traded on the Regulated Unofficial Market of the Frankfurt and Berlin Stock Exchanges, and also on the Alternative Investment Market of the London Stock Exchange. Our ADSs are eligible for trading on the "over-the-counter" market in the United States. However, as of November 30, 2002, trading in our ADSs had not commenced. In fiscal 2002, we made an initial application to have our ordinary shares admitted to the official list for trading on the Nasdaq SmallCap Market in the form of ADSs. At this time, we have decided to delay seeking approval to list our ADSs on the Nasdaq SmallCap Market until we expand sales of the Technologies into North America. If approved, we expect that our ADSs will trade under the symbol "VTIL".

D.   Selling Shareholders

Not Applicable


E.   Dilution


Not Applicable

F.   Expenses of the Issue

Not Applicable

ITEM 10.     ADDITIONAL INFORMATION

A.   Share Capital

Not applicable

B.   Our Constitution

     We are a public company registered by the Australian Securities and Investments Commission. We were registered on December 4, 1969, and our Australian Company Number is 004 801 398. Our Australian Business Number is 81 004 801 398. The rights that attach to our shares are detailed in our constitution and they are subject to the Australian Stock Exchange Listing Rules and the Corporations Act of Australia. Our current constitution was adopted on November 30, 1999. For a summary of the terms of our constitution, see Item 10B "Our Constitution" in Virotec's Form 20-F dated July 16, 2002, which is incorporated herein by reference.


C.   Material Contracts

     The following contracts are material to our business.

     Nauveau Technology Investments License Agreement

     A license agreement, dated March 14, 2001, between Nauveau Technology Investments and Virotec. The agreement grants us the exclusive rights to the Technologies for exploitation throughout the world. We are required to pay Nauveau Technology Investments a royalty of two percent of the gross proceeds received from exploitation of the intellectual property. From July 1, 2006, minimum royalties of A$100,000 for the first year increasing by 10 percent yearly to a minimum of A$250,000 per annum are payable. These minimum payments are not in addition to the two percent royalty payments and if the two percent royalty exceeds the minimum payment amount, the two percent royalty is payable. The agreement continues while any of Nauveau Technology Investments' patents or patent applications remain in force or until the trade secrets no longer remain confidential, whichever is the later. In addition, Virotec may terminate the agreement by giving one year's notice of such termination.

     Agreement for purchase of Global Environment Corporation's environmental consulting, laboratory analysis and fieldwork services business

     A business sale agreement, dated September 30, 2000, between Global Environment Corporation Pty Ltd, Virotec and Daniel Maxwell Drew, Alfred Norman Ducksbury and David George Rowsell under which Virotec acquired the business and trade secrets connected with the business of the Consil Unit Trust trading as Global Environment Corporation. The purchase price was 2,700,000 shares in Virotec, a payment of A$400,000 and 2,700,000 options to subscribe for shares in Virotec exercisable from the date of completion to September 30, 2003, at an exercise price of A$1.00 per share. In addition, as part of the purchase consideration and pursuant to a separate consulting agreement, the three principals of Global Environment Corporation provided us with A$150,000 worth of environmental consulting, laboratory analysis and fieldwork services between October 2000 and September 2001, after which the agreement was terminated.

     Agreement for Supply of Bauxite Refinery Residue with Eurallumina

     An agreement, dated November 30, 2001, between Virotec and Eurallumina S.p.A. for the supply of bauxite refinery residue to Virotec for the purpose of making the BauxsolTM products. This agreement is subject to us satisfying all necessary regulatory requirements for the production of the BauxsolTM at a plant to be built near Eurallumina's alumina production plant in Sardinia, Italy. Eurallumina has agreed to supply the bauxite refinery residue in an amount that it produces at its alumina production plant. The agreement does not provide for a minimum guaranteed supply and Eurallumina may refuse to supply bauxite refinery residue where the supply of such would be incompatible with or detrimental to Eurallumina's production of alumina or would infringe any applicable environmental law or regulation. Eurallumina may not sell bauxite refinery residue to a competitor of Virotec unless Virotec first obtains bauxite refinery residue from another supplier for use in Europe. The agreement expires five years after the date all necessary approvals have been obtained and Virotec's processing plant has been built. The agreement will be automatically renewed for successive one-year periods unless terminated by either party by written notice at least four months prior to the renewal date. The agreement is also terminable by the non-defaulting party on a material breach of the agreement that remains uncured 30 days after the notice thereof.

     Research Agreement - Professor McConchie

     A research agreement, dated June 7, 2001, among Southern Cross University, Nauveau Technology Investments, Professor David McConchie and Virotec provides for Professor David McConchie, through Southern Cross University, to conduct research relating to new applications for the BauxsolTM technology. The agreement provides that the intellectual property resulting from the research is owned by Nauveau Technology Investments and is made available to us under the license agreement with Nauveau Technology Investments. The agreement is for three years from January 1, 2001 and provides for the funding of an associate professor at Southern Cross University. We agreed to pay Southern Cross University A$111,800 in year one (which includes set up costs of A$13,590), A$101,510 in year two and A$104,815 in year three. The agreement may be terminated in writing by all parties subject to payment of outstanding fees and costs to Southern Cross University.



     Advisory Agreement - Global Markets Capital Corporation

     Pursuant to an amended and restated agreement between Virotec and Global Capital Markets Corporation (formerly GTH Capital, Inc.), dated April 30, 2002, we have retained Global Markets Capital Corporation to serve as our non-exclusive U.S. strategic and corporate advisor and it agreed to advise us on accessing potential sources of investment in the U.S. market and to guide us in connection with the listing of our ADSs on Nasdaq.

     In April 2001, Global Capital Markets Corporation was issued 250,000 of our ordinary shares at no cost following the execution of the original agreement. In addition, in October 2001, Global Capital Markets Corporation was issued 400,000 options at an exercise price of A$0.61 per share that were exercisable on issuance and expire in October 2004. Global Markets Capital Corporation receives a monthly retainer of US$1,500.

     Upon the issuance of a research report prepared by an Australian investment bank or research group, Global Markets Capital Corporation will be entitled to be issued with a further 200,000 options at an exercise price of A$0.61 per share that will be exercisable on issuance and will expire three years from the date of issuance. If we list our ADSs on the Nasdaq SmallCap Market prior to the expiration date of the agreement, which is April 1, 2003, Global Markets Capital Corporation will be entitled to be issued with a further 600,000 options that will be exercisable on issuance and will expire three years from the date of issuance. The exercise price per share will be A$0.35, which was the closing price of our ordinary shares on the ASX on the date our registration statement on Form 20-F went effective.

     In addition to the above compensation, if prior to the expiration of the agreement, Global Markets Capital Corporation assists us in identifying, analyzing, structuring or negotiating a joint venture, merger, consolidation, stock or asset sale, assumption of liabilities or tender offer arrangement or any similar transaction or any combination of the above, which transaction is valued at US$2,000,000 or more, it will be entitled to be issued with 1,000,000 options. The options will be exercisable on the date of issuance and will expire three years after the date of issuance. The options will be issued with an exercise price per share equal to the average of the closing price of our ordinary shares on the ASX for the five trading days prior the announcement of the transaction.

     The agreement also provides that we will reimburse Global Markets Capital Corporation for its reasonable out-of-pocket expenses related to performing services on behalf of Virotec.

D.   Exchange Controls

     The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian dollars between Australia and the United States. Unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations, payments or transfers to or for the order of prescribed governments and their statutory authorities, agencies and entities and, in certain cases, nationals of prescribed countries are subject to certain limited exceptions, restrictions or prohibitions. The prescribed governments and countries currently include the governments and countries of Iraq, Libya, the Federal Republic of Yugoslavia (Serbia and Montenegro), Afghanistan and Angola. No such restrictions or prohibitions apply to the United States.

E.   Taxation

     The following is a summary of material U.S. federal income tax consequences for U.S. holders, as defined below, and non-U.S. holders and material Australian tax consequence to non-Australian resident shareholders of the acquisition, ownership and disposition of ADSs or shares and is based on the laws in force as of the date of this annual report. Holders are advised to consult their tax advisers concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares in their particular circumstances. This discussion relies in part on representations by the depositary in the deposit agreement and related documents and the assumption that each obligation in the deposit agreement and related documents will be performed in accordance with their terms.

U.S. Federal Income Tax Considerations

     This section describes the material United States federal income tax consequences of owning Virotec's ADSs or shares. It applies to you only if you hold your ADSs or shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

     * a dealer in securities,

     * a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     * a tax-exempt organization,

     * a life insurance company,

     * a person liable for alternative minimum tax,

     * a person that actually or constructively owns 10% or more of the voting stock of Virotec,

     * a person that holds shares as part of a straddle or a hedging or conversion transaction, or

     * a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as in effect as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

     You are a U.S. holder if you are a beneficial owner of ADSs or shares and you are:

     * a citizen or resident of the United States,

     * a U.S. domestic corporation, or other entity treated as domestic corporation for U.S. federal income tax purposes,

     * an estate whose income is subject to United States federal income tax regardless of its source, or

     * a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.


     A "non-U.S. holder" is a beneficial owner of ADSs or shares that is not a United States person for United States federal income tax purposes.

     You should consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of an investment in ADSs or ordinary shares.

Ownership of ADSs in General

     A beneficial owner of ADSs will be treated as the beneficial owner of the ordinary shares represented by such ADSs for U.S. federal income tax purposes.

Taxation of Dividends

     U.S. Holders. Under the United States federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Virotec out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or shares and thereafter as capital gain.

     Subject to certain limitations, the Australian tax withheld in accordance with the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty") and paid over to Australia will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Australian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

     Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of ADSs or shares will not be subject to United States federal income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

     U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs or shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs or shares. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs or shares unless:

     * the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

     * you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

     We believe we will not be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year or for the foreseeable future. However, we may have been a PFIC in 2000 and in prior years. The determination of whether or not Virotec is a PFIC for United States federal income tax purposes is a factual determination that is made annually based on the types of income Virotec earns and the value of Virotec's assets, both of which are subject to change. Therefore, there can be no assurance that Virotec may not become a PFIC in any future taxable year.

     In general, if you are a U.S. holder, Virotec will be a PFIC with respect to you if for any taxable year in which you held ADSs or shares:

     * at least 75% of Virotec's gross income for the taxable year is passive income or
     * at least 50% of the value, determined on the basis of a quarterly average, of Virotec's assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest (including interest on cash or cash equivalents), royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

     If Virotec is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

     * any gain you realize on the sale or other disposition of your shares and
     * any excess distribution that Virotec makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

     Under these rules:

     * the gain or excess distribution will be allocated rateably over your holding period for the shares,
     * the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,
     * the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
     * the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. As long as shares are traded on the Australian Stock Exchange or ADSs are traded on the Nasdaq SmallCap Market, ADSs or shares should be treated as marketable stock for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs or shares at the end of the taxable year over your adjusted basis in your ADSs or shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs or shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

     Virotec does not intend to furnish you with the information that you would need in order to make a "qualified electing fund" election to include your share of Virotec's income on a current basis.

     If you own ADSs or shares during any year that Virotec is a PFIC, you must file Internal Revenue Service Form 8621 that describes the distributions received on the ADSs or shares and the gain realized on the disposition of the ADSs or shares.

Backup Withholding and Information Reporting

     If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

     * dividend payments or other taxable distributions made to you within the United States, and
     * the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

     Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

     * fails to provide an accurate taxpayer identification number,
     * is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
     * in certain circumstances, fails to comply with applicable certification requirements.

     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

     * dividend payments made to you outside the United States by Virotec or another non-United States payor; and
     * other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:
     * the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:
     * an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or
     * other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or
     * you otherwise establish an exemption.


     Payment of the proceeds from the sale of ADSs or shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs or shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     * the proceeds are transferred to an account maintained by you in the United States,
     * the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
     * the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of ADSs or shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

     * a United States person,
     * a controlled foreign corporation for United States tax purposes,
     * a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
     * a foreign partnership, if at any time during its tax year:
     * one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
     * such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Australian Tax Considerations

     In this section we discuss the material Australian tax consequences related to the acquisition, ownership and disposal by the absolute beneficial owners of ADSs, which are evidenced by ADRs, or ordinary shares. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any non-Australian or Australian state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisers regarding the Australian and non-Australian income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares. This summary is based upon the premise that the holder is not an Australian tax resident. U.S. residents are not required to file a separate Australian tax return to recover withholding tax, however, there may U.S. tax requirements.

Nature of ADSs for Australian Taxation Purposes

     Ordinary shares underlying ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a 'bare trust' for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

     Australia operates a dividend imputation system under which dividends may be declared to be 'franked' to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by the company to non-Australian resident shareholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital gains tax

     Non-Australian resident shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

     If a non-Australian resident shareholder did own a 10% or more interest, that shareholder would be subject to Australian capital gains tax to the same extent as Australian resident shareholders. The Australian Taxation Office maintains the view that Australian capital gains tax is not limited by the Double Taxation Convention between the United States and Australia. Australian capital gains tax applies to net capital gains at a taxpayer's marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

     Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

     Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

     To the extent an amount would be included in a non-Australian resident shareholder's assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

     If a shareholder were a resident of both Australia and the United States under those countries' domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Australian Death Duty

     Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

F.   Dividends and Paying Agents

     Not applicable

G.   Statements by Experts

     Not applicable

H.   Documents on Display

     Those persons having a right to inspect our records can inspect such records by contacting our principal office at Building 50B Pinewood Drive, Sanctuary Cove, Queensland, Australia, telephone: 61-7-5530-8014, facsimile:
61-7-5530-8052.

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith file certain reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's public reference room in Washington, D.C. As a foreign private issuer we are required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We invest excess cash in interest-bearing accounts and time deposits with licensed banks in Australia. We do not utilize derivative currency, financial or commodity instruments, positions or transactions in any material manner. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Since we do not invest cash in locations outside Australia, we are not subject to cross-border risks.

     We currently operate principally in Australia, and we will be subject to certain foreign currency exposure. Currently, most of our revenue and expenses are denominated in Australian dollars. We also have expenses denominated in English pounds, Euros and U.S. dollars. Due the fact that we opened an office in Italy in February 2002 and a laboratory in Italy in September 2002 and we plan to construct and operate a BauxsolTM plant in Italy in fiscal 2004, we expect that more of our expenses will be denominated in Euros. Currently, we do not hedge, nor do we plan to hedge, these Euro denominated expenses against the Australian dollar. If we are successful in commercializing the Technologies, we expect more of our revenues will be denominated in Euros and U.S. dollars, as we plan to sell the Technologies in Europe based on a Euro price and elsewhere outside Australia on a U.S. dollar price. When and if we enter into any significant sales contracts denominated in Euros or U.S. dollars we will decide whether to hedge such sales against the Australian dollar. Historically, currency translation gains and losses have been reflected as adjustments to shareholders' equity, while transaction gains and losses have been reflected as components of income and loss. Translation gains and losses could be material depending upon changes in the exchange rate relationships between the Australian dollar and other currencies.


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable



PART II


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

Not Applicable


ITEM 15.     CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this annual report there have been no significant changes in the Virotec's internal controls or the occurrence of events or other factors that could significantly affect these controls.



ITEM 16.     RESERVED


PART III


ITEM 17.     FINANCIAL STATEMENTS

Not Applicable


ITEM 18.     FINANCIAL STATEMENTS

     See pages F-1 - F-43 of this annual report.


ITEM 19.     EXHIBITS



  Exhibit Number    Description of Exhibit

  1.1*              Constitution of Virotec International Ltd.

  4.1* License agreement, dated March 14, 2001, between Nauveau Technology Investments Limited and Virotec International Ltd.

  4.2* Business sale agreement, dated October 1, 2000, among Global Environment Corporation Pty Ltd, Virotec Solutions Pty Ltd and Mr. Daniel Maxwell Drew, Mr. Alfred Norman Ducksbury and Mr. David George Rowsell under which Virotec Solutions Pty Ltd acquired the business and trade secrets connected with the business of the Consil Unit Trust trading as Global Environment Corporation.

  4.3* Research agreement, dated June 7, 2001, among Virotec International Ltd, Southern Cross University, Nauveau Technology Investments Limited and Professor David McConchie.

  4.4* Amended and restated Advisory Agreement, dated April 30, 2002, between Global Markets Capital Corporation and Virotec International Ltd.

  4.5* Employee Option Incentive Scheme approved by the shareholders on November 29, 2000.

  4.6* Agreement dated November 30, 2001, between Virotec International Ltd and Eurallumina S.p.A. for the supply of bauxite refinery residue (portions omitted pursuant to an order granting confidential treatment; non-public information has been filed with the SEC).

  8.1 The list of Virotec's subsidiaries is set forth in Note 9 to the Financial Statements included as part of this annual report.

                    *Incorporated by reference to the exhibits filed with Virotec's registration statement on Form 20-F dated July 16, 2002

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              VIROTEC INTERNATIONAL LTD



                                              By:     /S/ BRUNO BAMONTE

                                                      Bruno Bamonte
                                                      Chief Financial Officer

                                              Date:     December 23, 2002


                                 CERTIFICATION

I, Bruno Bamonte, certify that:


1.   I have reviewed this annual report on Form 20-F of Virotec International
     Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                              Date:     December 23, 2002


                                              By:      /S / BRUNO BAMONTE

                                                       Bruno Bamonte
                                                       Chief Financial Officer





                                 CERTIFICATION

I, Brian Sheeran, certify that:


1.   I have reviewed  this annual  report on form 20-F of Virotec  International
     Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                               Date:     December 23, 2002

                                               By:      /S/ BRIAN SHEERAN

                                                        Brian Sheeran
                                                        Executive Chairman and
                                                        Chief Executive Officer




                         VIROTEC INTERNATIONAL LIMITED
                          AND ITS CONTROLLED ENTITIES


                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report                                         F - 2

Statements of Financial Performance for each of the three years
ended 30 June 2002, 30 June 2001 and 30 June 2000,                   F - 3

Statements of Financial Position as at 30 June 2002 and
30 June 2001                                                         F - 4

Statements of Cash Flows for each of the three years
ended 30 June 2002, 30 June 2001 and 30 June 2000                    F - 5

Notes to and forming part of the Financial Statements                F - 6


The dollar amounts in this report are Australian dollars, unless otherwise stated.


                                                                             F-1



                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                           VIROTEC INTERNATIONAL LTD


We have audited the accompanying consolidated statements of financial position of Virotec International Ltd and its controlled entities as of 30 June 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the three years in the period ended 30 June 2002, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virotec International Ltd and its controlled entities at 30 June 2002 and 2001, and the consolidated results of their operations and cash flows for each of the years in the three year period ended 30 June 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the determination of consolidated net loss for each of the years in the three year period ended 30 June 2002, and the determination of consolidated shareholders' equity at 30 June 2002 and 2001, to the extent summarised in note 26 to the consolidated financial statements.


                                               KPMG

                                               Date: 30 September 2002
                                               Bundall, Australia

                                                                             F-2



              VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

      Statements of Financial Performance for each of the three years ended
                   30 June 2002, 30 June 2001 and 30 June 2000


                                                                       Consolidated                             Company

                                 Note                          2002            2001           2000           2002           2001
                                                                A$              A$             A$             A$             A$
  Revenue from sale of goods                                   97,819        254,356              -         97,819        254,356

  Revenue from rendering of                                   800,047        511,644              -         16,069         55,382
  services

  Other revenues from                                         640,708        232,686         67,030        640,500        226,897
  operating activities

  Revenue from outside                                              -              -        151,461              -              -
  operating activities
                                                                                            218,491
                                                       __________________________________________________________________________

  Total Revenue                    2                        1,538,574        998,686                       754,388        536,635
                                                       __________________________________________________________________________

  Depreciation and                 2                        (275,418)      (205,447)       (80,172)       (61,492)       (64,799)
  amortisation expenses

  Research and development         2                      (1,804,866)      (921,126)      (647,462)    (1,104,723)      (921,126)
  expense

  Mining interests expense         2                        (489,839)      (339,414)       (58,699)      (489,839)      (339,414)

  Employee costs and directors     2
  remuneration                                            (1,291,421)    (3,168,756)      (557,615)    (1,139,824)    (3,027,607)

  Other expenses from
  operating activities                                    (2,793,437)    (1,802,258)    (1,067,849)    (3,074,917)    (1,622,909)
                                                       __________________________________________________________________________

  Total Expenses                   2                      (6,654,981)    (6,437,001)    (2,411,797)    (5,870,795)    (5,975,855)
                                                       __________________________________________________________________________
  Loss from ordinary
  activities before income tax                            (5,116,407)    (5,438,315)    (2,193,306)    (5,116,407)    (5,439,220)

  Income tax related to            5                                -              -              -              -              -
  operating loss
                                                       __________________________________________________________________________

  Net loss after income tax                               (5,116,407)    (5,438,315)    (2,193,306)    (5,116,407)    (5,439,220)
                                                       __________________________________________________________________________

  Basic loss per share             4                         ($0.034)       ($0.053)       ($0.030)
                                                        __________________________________________________________________________



The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages F - 6 to F - 43.

                                                                             F-3



   _________________________________________________________________________

              VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

        Statements of Financial Position as at 30 June 2002 and June 2001
   _________________________________________________________________________


                                                   Consolidated                    Company
                                 Note           2002           2001          2002          2001
Current Assets                                   A$             A$            A$            A$
Cash assets                                 11,896,720      578,056     11,864,140       507,696
Receivables                        6           178,435      187,664         15,092        33,260
Inventory                          7            16,884      114,162         16,884       114,162
Other                              8           107,267      473,176        107,138       454,441
                                        ________________________________________________________

Total current assets                        12,199,306    1,353,058     12,003,254     1,109,559
                                        ________________________________________________________
Non-Current Assets

Receivables                        6           555,781      553,404      2,362,198     2,434,381
Other financial assets             9                 -            -         20,484             5
Property, plant and equipment     10         1,266,714    1,077,091        317,905       292,398
Intangibles                       11           849,635      952,565              -             -
                                        ________________________________________________________
Total non-current assets                     2,672,130    2,583,060      2,700,587     2,726,784
                                        ________________________________________________________
Total assets                                14,871,436    3,936,118     14,703,841     3,836,343
                                        ________________________________________________________

Current Liabilities

Payables                         12          780,348        479,542        635,400       388,805
Provisions                       13          109,831         76,572         87,183        67,534
                                        ________________________________________________________
Total current liabilities                    890,179        556,114        722,583       456,339
                                        ________________________________________________________
Non-Current Liabilities

Provisions                       13          790,000        610,000        790,000       610,000
                                        ________________________________________________________
Total non-current liabilities                790,000        610,000        790,000       610,000
                                        ________________________________________________________
Total liabilities                          1,680,179      1,166,114      1,512,583     1,066,339
                                        ________________________________________________________
Net assets                               $13,191,258     $2,770,004    $13,191,258    $2,770,004
                                        ________________________________________________________

Equity

Contributed equity               14       63,678,284     48,140,623     63,678,284    48,140,623
Reserve                          16                -      2,000,000              -     2,000,000
Accumulated losses               17     (50,487,026)   (47,370,619)   (50,487,026)  (47,370,619)
                                        ________________________________________________________

Total equity                             $13,191,258     $2,770,004    $13,191,258    $2,770,004
                                        ________________________________________________________



The statements of financial position are to be read in conjunction with the notes to and forming part of the financial statements, as set on pages F - 6 to F - 43.

                                                                             F-4



   _________________________________________________________________________

              VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

    Statements of Cash Flows for each of the three years ended 30 June 2002,
                          30 June 2001 and 30 June 2000
   _________________________________________________________________________


                                                                        Consolidated                           Company
                                              Note             2002            2001           2000           2002           2001
  Cash flows from operating activities                          A$              A$             A$             A$             A$
  Cash receipts in the course
  of operations                                               907,088        625,611          2,682        132,056        317,964
  Cash payments in the course
  of operations                                           (3,474,019)    (2,462,040)    (1,062,656)    (2,791,430)    (2,018,759)
  Interest received                                           438,377       173,353          60,326        438,374        173,353
  Interest paid                                                     -              -       (82,480)              -              -
                                                        _________________________________________________________________________

  Net cash used in operating                  21(b)       (2,128,554)    (1,663,076)    (1,082,128)    (2,221,000)    (1,527,442)
  activities
                                                        _________________________________________________________________________

  Cash flows from investing activities
  Payments for property, plant and equipment                  (456,189)       (57,037)     (76,658)      (162,515)       (49,132)
  Net proceeds from insurance settlement                              -              -      151,461              -              -
  Proceeds from sale of property, plant and
  equipment                                                      28,650              -       54,081         26,650              -
  Payment for exploration, evaluation &
  development                                                 (309,839)      (339,414)     (58,699)      (309,839)      (339,414)
  Payments for research & development                       (1,804,866)      (921,126)    (647,462)    (1,104,723)      (921,126)
  Part payment for acquisition of a business                          -      (250,000)            -              -              -
  Loans to controlled entities                                        -              -            -      (841,112)      (463,898)
  Investment in controlled entity                                     -              -            -       (20,479)              -
  Payment for security deposits                                 (2,377)      (483,972)            -        (2,377)      (483,972)
                                                        _________________________________________________________________________

  Net cash used in investing activities                     (2,544,621)    (2,051,549)    (577,277)    (2,414,395)    (2,257,542)
                                                        _________________________________________________________________________

  Cash flows from financing activities
  Proceeds from issues of shares                             17,138,457      1,288,989    3,690,515     17,138,457      1,288,989
  Share issue costs                                         (1,146,618)      (454,177)            -    (1,146,618)      (454,177)
                                                        _________________________________________________________________________

  Net cash provided by financing activities                  15,991,839        834,812    3,690,515     15,991,839        834,812
                                                        _________________________________________________________________________

  Net increase/(decrease) in cash held                       11,318,664    (2,879,813)    2,031,110     11,356,444    (2,950,172)
  Cash at beginning of the financial year                       578,056      3,457,869    1,426,759        507,696      3,457,869
                                                        _________________________________________________________________________

  Cash at the end of the financial year         21(a)        11,896,720        578,056    3,457,869     11,864,140        507,696
                                                        _________________________________________________________________________



The statements of cash flows are to be read in conjunction with the notes to and forming part of the financial statements, as set out on pages F - 6 to F
- 43.

                                                                             F-5

   _________________________________________________________________________

             VIROTEC INTERNATIONAL LTD AND ITS CONTROLLED ENTITIES

  Notes to and forming part of the financial statements for each of the three years ended 30 June 2002, 30 June 2001 and 30 June 2000

   _________________________________________________________________________

   _________________________________________________________________________

                1A. Statement of Significant Accounting Policies
   _________________________________________________________________________

The significant policies, which have been adopted in the preparation of this financial report, are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

It has been prepared on the basis of historical costs and does not take into account changing money values or, fair values of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency with current financial year amounts and other disclosures.

Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing accumulated losses from the face of the statement of financial performance to Note 17.

Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, being the parent entity, and its controlled entities ("the consolidated entity"). Where the entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

Income tax - Note 5

The consolidated entity adopts the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

                                                                             F-6


   _________________________________________________________________________

             1A. Statement of Significant Accounting Policies (cont)
   _________________________________________________________________________

Inventory - Note 7

Inventories are carried at the lower of cost or net realisable value. Cost is allocated on an average basis and includes direct material, labour and transportation costs to the point of sale and other fixed and variable overheads directly related to the production of the inventory. Net realisable value is determined on the basis of the entity's normal selling pattern. Expenses of selling and distribution to customers are estimated to establish net realisable value.

Investments - Note 9

Investments in other companies are carried at the lower of cost, or recoverable amount being a directors' valuation based on market values at the time of the valuation. Dividends are brought to account as they are received.

Property, plant and equipment - Note 10

Items of property, plant and equipment are recorded at cost and with the exception of freehold land are depreciated over their estimated useful lives. The depreciation rates used for each class of asset are as follows:

Plant and equipment      10% - 23%     straight line
Motor Vehicles           22.5%         diminishing value
Furniture and fittings   20% - 30%     straight line
Computer equipment       33%           straight line

New assets are depreciated from the date of acquisition or from the time the assets are held ready for use. Profits and losses on disposal of non-current assets are taken into account in determining the results for the year.

Acquisitions of assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

Where settlement of any part of cash consideration is deferred, the amounts payable are recorded at their present value, discounted at the rate applicable to the company if a similar borrowing were obtained from an independent financier under comparable terms and conditions.

The costs of assets constructed or internally generated by the consolidated entity, other than goodwill, include the cost of materials and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets.

Expenditure, including that on internally generated assets other than research and development costs, is only recognised as an asset when the entity controls future economic benefits as a result of the costs incurred, it is probable that those future economic benefits will eventuate, and the costs can be measured reliably. Costs attributable to feasibility and alternative approach assessments are expensed as incurred.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

                                                                             F-7


   _________________________________________________________________________

             1A. Statement of Significant Accounting Policies (cont)
   _________________________________________________________________________

Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

Accounts payable - Note 12

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Trade accounts are normally settled within 45 days.

Rehabilitation costs - Note 13

Provision is made progressively in the financial statements for the estimated future mine site rehabilitation costs necessary to meet the requirements of the mining leases as notified by the relevant authorities.

These costs have been determined on the basis of current costs, legal requirements and technology. Significant uncertainty exists as to the amount of costs that will be incurred due to the impact of changes in environmental legislation.

Employee entitlements - Note 13

The provision for employee entitlements to wages, salaries, annual leave and sick leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated at nominal amounts based on current wage and salary rates and includes related on-costs. Contributions to employee superannuation accumulation funds are charged as expenses as the contributions are paid or become payable.

Research and development costs

Research and development expenditure is expensed as incurred. Where a grant is received relating to research and development costs the grant will be recognised as revenue.

Mining interests costs

Costs relating to the company's mining interests are expensed as incurred.

Borrowing costs

Borrowing costs includes interest and are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets, which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. No borrowing costs have been capitalised by the consolidated entity.

Intangible assets

All costs associated with patents and trademarks are expensed in the period incurred.

                                                                             F-8



   _________________________________________________________________________

             1A. Statement of Significant Accounting Policies (cont)
   _________________________________________________________________________

Goodwill - Note 11

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a business, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 10 years. The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the assets or as part of the item of expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability.

Cash flows are included in the statement of cash flows on a gross basis. The GST of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sale of goods

Sales revenue compromises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when control of goods passes to the customer, which is normally upon delivery.

Rendering of services

Revenue from rendering services is recognised in the period in which the service is provided.

Interest income

Interest income is brought to account as it accrues.

Other income

Other income is brought to account when the consolidated entity's right to receive is established and the amount can be reliably measured.

Foreign currency transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the year in which the exchange rates change.

Translation of controlled foreign operations

The  assets  and  liabilities  of  foreign  operations,   including   controlled
operations, associates and joint ventures, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian dollars at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance. For integrated operations, the translated amounts for non-monetary assets, other than inventory, are compared to recoverable amounts translated at spot rates at reporting dates any excess is expensed, unless a revaluation reserve balance exists for non-current assets carried at fair value.

                                                                             F-9


   _________________________________________________________________________

             1A. Statement of Significant Accounting Policies (cont)
   _________________________________________________________________________

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

Company information

Disclosures included in the financial statements in relation to the company are included for information purposes only.


                                                                            F-10


   _________________________________________________________________________

                        1B. Change in Accounting Policies
   _________________________________________________________________________

Earnings per share

The  consolidated  entity has applied AASB 1027  Earnings Per Share (issued June
2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather then including notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The dilutive EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued now represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit of loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

Segment reporting

The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping of individual products or services subject to similar risks and returns. The new business segments reporting are: Environmental Consulting, Mining Interests, Research and Development and Unallocated. Comparative information has been restated for the changes in definitions of segments.

                                                                            F-11


   _________________________________________________________________________

                   2. Operating Loss from Ordinary Activities
   _________________________________________________________________________


                                                                        Consolidated                 Company
                                                    Notes      2002       2001         2000      2002      2001
                                                                A$         A$           A$        A$        A$
  REVENUE FROM ORDINARY ACTIVITIES
  Revenue from operating activities
       Sale of goods from operating activities                97,819    254,356          -     97,819    254,356
       Rendering of services from
       operating activities                                  800,047    511,644          -     16,069     55,382

  Other revenue from operating activities
       Interest received or due and
       receivable from other parties                         438,374    173,353     61,610    438,374    173,353
       Sundry                                                 49,893     43,632      5,420     76,335     37,843

       Net foreign exchange gain                             123,791     15,701          -    123,791     15,701

       Proceeds from sale of                                  28,650          -          -      2,000          -
       non-current assets

  Revenue from outside operating activities
       Insurance recovery on damage to
       plant and equipment                                         -          -    151,461          -          -
                                                    ____________________________________________________________

       Total revenue from ordinary activities              1,538,574    998,686    218,491    754,388    536,635
                                                    ____________________________________________________________



                                                                            F-12

   _________________________________________________________________________

               2. Operating Loss from Ordinary Activities (cont)
   _________________________________________________________________________


                                                             Consolidated                 Company
                                        Notes       2002       2001       2000        2002        2001
                                                      A$         A$         A$          A$          A$

  EXPENSES FROM ORDINARY ACTIVITIES
  Interest paid or due and payable to:
         - director related entities                   -          -     72,600            -          -
         - other parties                               -          -      9,879            -          -
         Depreciation of:
         - plant and equipment                   142,782    105,267     72,691       31,786     41,854
         - motor vehicles                          3,015      4,950          -        3,015      4,950
         - computer equipment                     17,995     12,377      1,541       17,995     12,377
         - office furniture and equipment          8,696      5,618      5,940        8,696      5,618
         Amortisation of goodwill                102,930     77,235          -            -          -
         Research & development
         expenditure written off               1,804,866    921,126    647,462    1,104,723    921,126
         Mining interests costs written off      309,839    239,414     58,699      309,839    239,414
         Cost of goods sold                      129,865    275,207          -      129,865    275,207
         Cost of rendering services              556,075    373,594          -        1,341     57,394
         Lease rentals                           116,343     64,854     19,878       92,343     55,854

         Doubtful debts - controlled
         entities                                      -          -          -      915,672    203,823
         Loss on disposal of
         non-current assets                       65,427      7,350    346,563       48,866      7,350
         Amounts set aside to
         provisions for
         - Rehabilitation of mining
         tenements                               180,000    100,000          -      180,000    100,000
         - Employee entitlements                  33,259     17,213      6,337       19,949      8,175
         Employee costs - administration
         and corporate                           556,940    548,444    115,117      416,521    548,444
         Legal Fees                              586,010    447,690    112,907      586,010    447,690
         Marketing expenses                      311,276    233,256      2,975      311,276    230,598
         Accounting and audit services  3        196,307    109,640     25,100      196,307    109,640
         Director remuneration         22        714,720    479,163    442,498      714,720    479,163
         Other administration and
         corporate costs                         818,636    414,603    471,610      781,871    227,178

  INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED
  IN LOSS FROM OPERATING ACTIVITIES
         Options value to Directors    22              -  2,000,000          -            -  2,000,000
                                     _________________________________________________________________
         Total expenses from
         operating activities                  6,654,981  6,437,001  2,411,797    5,870,795  5,975,855
                                     _________________________________________________________________


                                                                            F-13
   _________________________________________________________________________

                           3. Auditors' Remuneration
   _________________________________________________________________________


                                                                                     Consolidation                Company
                                                                              2002       2001      2002       2001       2002
                                                                               A$         A$        A$         A$         A$
      Amounts received or due and receivable by the auditors for:
      Audit and review of financial reports                                  31,396     28,000    17,500     31,396     28,000
      Other services:
      - Independent reports for overseas listings                           128,540     50,500         -    128,540     50,500
      - Taxation and other advice                                             8,000     31,140     7,600      8,000     31,140
      - Independent report in relation to economic loss                      28,371          -         -     28,371          -
                                                                        ______________________________________________________

                                                                            196,307    109,640    25,100    196,307    109,640
                                                                        ______________________________________________________

   _________________________________________________________________________

                          4. Earnings/(loss) per Share
   _________________________________________________________________________

The options outlined in Note 14 are potential ordinary shares, however all potential ordinary shares at the end of the period were not dilutive and accordingly diluted earnings/ (loss) per share is not disclosed.

                                                                                          2002           2001           2000
  Earnings reconciliation                                                                  A$             A$             A$
  Net loss                                                                             (5,116,407)    (5,438,315)    (2,193,306)
                                                                                       _________________________________________

  Basic earnings (loss)                                                                (5,116,407)    (5,438,315)    (2,193,306)
                                                                                       _________________________________________

                                                                                          number         number         number

  Weighted average number of ordinary shares used in the calculation of basic loss
  per share                                                                            150,430,225    102,158,210     72,649,703


   _________________________________________________________________________

                                   5. Taxation
   _________________________________________________________________________



                                                                         Consolidation                           Company
                                                                  2002            2001          2002          2001          2002
                                                                   A$              A$            A$            A$            A$
  (a) INCOME TAX EXPENSE
  Prima facie income tax benefit calculated at 30%
  (2001: 34%, 2000: 36%) on the operating loss                  1,534,922      1,849,026      789,590      1,534,922    1,849,334

  Increase in income tax benefit due to R&D expenditure            54,147         62,637       58,250         54,147       62,637

  Decrease in income tax benefit due to non tax deductible items:

  Directors remuneration paid by the issue of options                   -      (680,000)            -              -    (680,000)
  Professional fees (including legal) and commissions           (109,657)      (191,314)     (38,997)      (109,657)    (191,314)
  Provision for doubtful debts of controlled entities                   -              -            -      (274,702)     (69,300)
  Foreign exchange gain on funds raised                            37,137              -            -         37,137            -
  Other expenses                                                  (4,899)            900     (90,457)        (4,899)          900
  Future income tax benefit in respect of income tax
  losses and timing differences not brought to account        (1,511,650)    (1,041,249)    (718,386)    (1,236,948)    (972,257)
                                                             ____________________________________________________________________

  Income tax expense                                                    -              -            -              -            -
                                                             ____________________________________________________________________

  (b) FUTURE INCOME TAX BENEFIT NOT BROUGHT TO ACCOUNT

  The potential future income tax benefit calculated at 30% (2001: 34% 2000:
  30%) arising from the following items has not been recognised as an asset because recovery is not virtually certain:

  Tax losses carried forward                                        6,712,960    5,361,542    4,346,454    6,574,740    5,289,300
  Capital losses                                                       80,700      80,700        80,700       80,700       80,700
  Timing differences
  Accrued expenses                                                          -            -        6,000            -            -
  Employee entitlements                                                17,949        7,972          853       11,155        5,260
  Rehabilitation provision                                            252,000      198,000      168,000      252,000      198,000
  Prepaid expenses                                                   (32,180)      (5,700)      (1,043)     (31,141)         (80)
                                                             ____________________________________________________________________
  Net timing differences                                              237,769      200,272      173,810      232,014      203,180
                                                             ____________________________________________________________________
                                                                    7,031,429    5,642,514    4,600,964    6,887,454    5,573,180
                                                             ____________________________________________________________________


The potential future income tax benefit will only be obtained if:

(i) The relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax assessment act 1997;

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)No changes in tax legislation adversely affect the consolidated entity in realising the benefit.

None of the tax losses carried forward have expiry dates.

   _________________________________________________________________________

                                 6. Receivables
   _________________________________________________________________________


                                                     Consolidated                Company
                                           Note    2002        2001          2002         2001
CURRENT                                             A$          A$            A$           A$
Debtors                                          178,435    187,664         15,092       33,260
                                                ________________________________________________
NON-CURRENT
Loan - Controlled entities                23           -          -      2,925,912    2,084,800
Provision for doubtful debts                           -          -    (1,119,495)    (203,823)
                                                ________________________________________________

                                                       -          -      1,806,417    1,880,977

Refundable security deposits and bonds           555,781    553,404        555,781      553,404
                                                ________________________________________________

                                                 555,781    553,404      2,362,198    2,434,381
                                                ________________________________________________


   _________________________________________________________________________

                                 7. Inventory
   _________________________________________________________________________


Finished goods at net realisable value            16,884    114,162         16,884      114,162
                                                 _______________________________________________



   _________________________________________________________________________

                                    8. Other
   _________________________________________________________________________

Costs associated with fundraising                      -    454,176              -      454,176
Other prepayments                                107,267     19,000        107,138          265
                                                ________________________________________________

                                                 107,267    473,176        107,138      454,441
                                                ________________________________________________



The costs associated with fundraising in 2001 were written off against the proceeds of issue which were received during the current period.

   _________________________________________________________________________

                           9. Other financial assets
   _________________________________________________________________________


 NON-CURRENT                                                         Consolidated             Company
                                                                   2002        2001      2002        2001
                                                                    A$          A$        A$          A$
 Shares in wholly owned controlled entities - at cost                -          -      20,484           5
                                                                  _______________________________________

                                                                     -          -      20,484           5
                                                                  _______________________________________





  NAMES OF CONTROLLED ENTITIES                                  Date Acquired           Number of     2002 % held    2001 % held
                                                                                          shares

  Virotec Global Solutions Pty Ltd (1)                           15 August 1998                   2            100            100
  Virotec Holdings Pty Ltd (1)                                  20 October 2000                   1            100            100
  Virotec Waste Management Pty Ltd (formerly
  Virotec Mining  NSW Pty Ltd) (1)                              20 October 2000                   1            100            100
  Virotec Development Pty Ltd (formerly Virotec Mining Qld
  Pty Ltd) (1)                                                  20 October 2000                   1            100            100
  Virotec USA Inc. (2)                                          23 January 2002                   1            100              -
  Virotec Italia Srl (3)                                           1 March 2002              20,478            100              -


(1) these entities are incorporated and carry on business in Australia. The entities are "small proprietary companies" and are not required to be audited for statutory purposes.

(2) this entity is incorporated and carries on business in the USA. It was acquired for $1.00 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

(3) this entity is incorporated and carries on business in Italy. It was acquired for $20,779 representing the issued capital of the company at the time of acquisition. It was a non-trading entity at the time of acquisition.

   _________________________________________________________________________

                       10. Property, Plant and Equipment
   _________________________________________________________________________



                                                                   Consolidated                 Company
                                                                 2002          2001        2002        2001
                                                                  A$            A$          A$          A$
PROPERTY PLANT AND EQUIPMENT
Freehold land and buildings, at cost                         95,000        95,000       95,000      95,000
Less: Amounts written off                                   (95,000)      (95,000)     (95,000)    (95,000)
                                                          _________________________________________________

                                                                   -           -             -           -
                                                          _________________________________________________

Plant and equipment, at cost                               1,439,653    1,305,534      320,376      465,334
Less: Accumulated depreciation                              (354,853)    (304,157)    (184,385)    (240,747)
                                                          _________________________________________________

                                                           1,084,800    1,001,377      135,991      224,587
                                                          _________________________________________________

Motor vehicles, at cost                                       52,457       37,978       52,457       37,978
Less: Accumulated depreciation                               (29,580)     (26,565)     (29,580)     (26,565)
                                                          _________________________________________________

                                                              22,877       11,413       22,877       11,413
                                                          _________________________________________________

Computer equipment, at cost                                   88,384       51,206       88,384       43,303
Less: Accumulated depreciation                               (31,817)     (12,377)     (31,817)     (12,377)
                                                          _________________________________________________

                                                              56,567       38,829       56,567       30,926
                                                          _________________________________________________

Office furniture and equipment, at cost                      124,297       38,601      124,297       38,601
Less: Accumulated depreciation                               (21,825)     (13,129)     (21,825)     (13,129)
                                                          _________________________________________________

                                                             102,472       25,472      102,472       25,472
                                                          _________________________________________________

Total property, plant and equipment, at net book value     1,266,714    1,077,091      317,905      292,398
                                                          _________________________________________________


   _________________________________________________________________________

   _________________________________________________________________________

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:


                                                    Consolidated                 Company
                                                 2002           2001        2002        2001
Plant & Equipment                               A$             A$          A$          A$
Carrying amount at beginning of year         1,001,377      273,043     224,587     273,043
Additions                                      312,378      840,200      18,704           -
Disposals                                     (94,076)      (6,599)    (75,514)     (6,599)
Depreciation                                 (142,782)    (105,267)    (31,786)    (41,857)
Reclassification                                 7,903            -           -           -
                                           _________________________________________________

Carrying amount at end of year               1,084,800    1,001,377     135,991     224,587
                                           _________________________________________________
Motor Vehicles
Carrying amount at beginning of year            11,413            -      11,413           -
Additions                                       14,479       16,363      14,479      16,363
Depreciation                                   (3,015)      (4,950)     (3,015)     (4,950)
                                           _________________________________________________

Carrying amount at end of year                  22,877       11,413      22,877      11,413
                                           _________________________________________________
Computer Equipment
Carrying amount at beginning of year            38,829       20,476      30,926      20,476
Additions                                       43,636       30,730      43,636      22,827
Depreciation                                  (17,995)     (12,377)    (17,995)    (12,377)
Reclassification                               (7,903)            -           -           -
                                           _________________________________________________

Carrying amount at end of year                  56,567       38,829      56,567      30,926
                                           _________________________________________________
Office Furniture & Equipment
Carrying amount at beginning of year            25,472       21,898      25,472      21,898
Additions                                       85,696        9,942      85,696       9,942
Disposals                                            -        (751)           -       (751)
Depreciation                                   (8,696)      (5,618)     (8,696)     (5,618)
                                           _________________________________________________

Carrying amount at end of year                 102,472       25,472     102,472      25,472
                                           _________________________________________________

                                                                            F-19

   _________________________________________________________________________

                                11. Intangibles
   _________________________________________________________________________

                                          Consolidated              Company
                                      2002           2001        2002     2001
                                       A$             A$          A$       A$
   NON CURRENT
   Goodwill                        1,029,800    1,029,800          -       -
   Accumulated Amortisation        (180,165)     (77,235)          -       -
                                  ___________________________________________

                                     849,635      952,565          -       -
                                  ___________________________________________

Goodwill arose from the acquisition by the Company of an environmental consultancy business. The recoverability of this goodwill is supported by cashflow projections prepared by the directors and reviewed each year. If the cashflow projections are not achieved it may be necessary to write off part or all of the carrying value of goodwill.


   _________________________________________________________________________

                              12. Accounts Payable
   _________________________________________________________________________

   CURRENT
   Trade Creditors and accruals     780,348    479,542    635,400    388,805
                                   _________________________________________


   _________________________________________________________________________

                                 13. Provisions
   _________________________________________________________________________

  CURRENT
  Rehabilitation                    50,000     50,000     50,000     50,000
  Employee Entitlements             59,831     26,572     37,183     17,534
                                   _________________________________________

                                   109,831     76,572     87,183     67,534
                                   _________________________________________
  NON-CURRENT
  Rehabilitation                   790,000    610,000    790,000    610,000
                                   _________________________________________

  Number of employees at year end       31         17         11          8
                                    _________________________________________


                                                                            F-20

   _________________________________________________________________________

                             14. Contributed Equity
   _________________________________________________________________________


                                                                          Consolidated                           Company
                                                                2002           2001          2000          2002          2001
                                                                 A$             A$            A$            A$            A$
  (a) ISSUED AND PAID UP CAPITAL
  Opening balance 109,950,709 ordinary shares issued
  (2001: 93,056,513 ordinary shares, 2000:63,084,967)        48,140,623     45,105,835     40,699,942   48,140,623    45,105,835

  Add the following share issues:-

  27,514,400 ordinary shares issued at GBP0.14 (A$0.384)
  per share pursuant to a prospectus issued in the United
  Kingdom                                                      10,570,861             -             -    10,570,861             -

  Options exercised at A$0.20 per share resulting in the
  issue of 26,509,919 ordinary shares                           5,301,984             -             -     5,301,984             -

  Options exercised at A$0.30 per share resulting in the
  issue of 4,218,773 ordinary shares                            1,265,632             -             -     1,265,632             -

  Options exercised at A$0.20 per share resulting in the
  issue of 3,938,945 ordinary shares                                    -       787,788             -             -       787,788

  2,700,000 ordinary shares issued on 30 September 2000,
  at A$0.60 per share, as part consideration of the
  acquisition price for a business acquisition                          -     1,620,000             -             -     1,620,000

  Options exercised at A$0.30 per share resulting in the
  issue of 4,000 ordinary shares                                        -         1,200             -             -         1,200

  To consultants in respect of fees:-                                   -                           -             -

  1,250 shares at A$0.64 per share on 25 January 2001                   -           800             -             -           800
  250,000 shares at A$0.50 per share on 17 April 2001                   -       125,000             -             -       125,000
  10,000,000 ordinary shares due to the conversion of
  convertible notes                                                     -       500,000             -             -       500,000

  150,000 ordinary shares on 25 October 1999, at A$0.04
  per share, to pay consulting fees                                     -             -         6,000             -             -

  2,340,000 ordinary shares at A$0.05 per share on 9
  December 1999                                                         -             -       117,000             -             -

  To employees in respect of bonuses: -

  200,000 shares at A$0.05 per share on 9 December 1999                 -             -        10,000             -             -
  12,000 shares at A$0.42 per share on 27 March 2000                    -             -         5,000             -             -

  To consultants in respect of fees: -

  500,000 shares at A$0.05 per share on 3 February 2000                 -             -        25,000             -             -
  5,200 shares at A$0.96 per share on 6 April 2000                      -             -         5,000             -             -
  The payment of outstanding calls on 3,000,000 partly
  paid shares                                                           -             -       432,000             -             -

  10,000,000 ordinary shares due to the conversion of
  convertible notes                                                     -             -       500,000             -             -


                                                                            F-21
   _________________________________________________________________________

                         14. Contributed Equity (cont)
   _________________________________________________________________________



                                                                              Consolidated                           Company
                                                                   2002           2001          2000           2002          2001
                                                                    A$             A$            A$             A$            A$
  Options exercised at A$0.20 per share resulting in the
  issue of 16,286,565 ordinary shares                                  -             -     3,257,315              -             -

  Options exercised at A$0.30 per share resulting in the
  issue of 4,000 ordinary shares                                       -             -         1,200              -             -

  473,781 ordinary shares on 9 December 1999, at A$0.10
  per share, to repay secured borrowings                               -             -        47,378              -             -

  Less share issue costs                                     (1,600,816)             -                  (1,600,816)             -
                                                            ______________________________________________________________________
  Closing balance 168,193,841 ordinary shares issued and
  outstanding (2001: 109,950,709 ordinary shares, 2000:
  93,056,513)                                                 63,678,284    48,140,623    45,105,835     63,678,284    48,140,623
                                                            ______________________________________________________________________




Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

(b)     CONVERTIBLE NOTES

On 16 March 1999 shareholders approved the issue of two convertible notes. Subsequently, these notes were converted into 10 notes, each convertible on or before 30 June 2001 into 2,000,000 ordinary shares at a price of $A100,000, with one free attached option for each share issued. Each option is to acquire a further share in the Compnay at 20 Australian cents each within two years of the conversion of the convertible note. On 24 February 2000, 5 convertible notes were converted to 10,000,000 ordinary shares and 10,000,000 options. On 28 February 2001, the remaining 5 notes were converted to 10,000,000 ordinary shares and 10,000,000 options.

No convertible notes remained outstanding at 30 June 2002 and 2001.


                                                                            F-22

   _________________________________________________________________________

                         14. Contributed Equity (cont)
   _________________________________________________________________________



                                                                        2002           2001          2000

  (c) OPTIONS                                                          Number         Number        Number
  The following share options are on issue at 30 June 2002:-
  Exercisable on or before 30 November 2000 at A$020 each                 -              -         700,000
  Exercisable on or before 31 December 2001 at A$0.20 each                -     21,055,089      24,294,084
  Exercisable on or before 31 March 2002 at A$0.20 each                   -     15,000,000      10,000,000
  Exercisable on or before 31 December 2001 at A$0.30 each                -      4,372,456       4,376,406
  Exercisable on or before 31 December 2001 at A$1.00 each                -        500,000               -
  Exercisable on or before 30 June 2002 at A$1.00 each                    -        250,000               -
  Exercisable on or before 30 June 2002 at A$2.00 each                    -        500,000               -
  Exercisable on or before 30 November 2002 at A$0.75 each        1,000,000      1,000,000               -
  Exercisable on or before 31 August 2003 at A$1.00 each          2,700,000      2,700,000               -
  Exercisable on or before 30 November 2003 at A$1.00 each          900,000        900,000               -
  Exercisable on or before 28 February 2003 at A$0.20 each       10,000,000     10,000,000               -
  Exercisable on or before 30 November 2003 at A$0.56 each          850,000        850,000               -
  Exercisable on or before 28 February 2004 at A$0.47 each          200,000              -               -
  Exercisable on or before 30 July 2005 at A$1.00 each            1,100,000              -               -
  Exercisable on or before 30 July 2005 at A$0.47 each              150,000              -               -
  Exercisable on or before 31 October 2005 at A$0.61 each           400,000              -               -
                                                               ___________________________________________

                                                                 17,300,000     57,127,545      39,370,490
                                                               ___________________________________________



(a) Stock option transactions with employees during the years ended 30 June 2002, 2001 and 2000 were as follows:


                                                          Number of options               Weighted average exercise price
                                                          2002       2001    2000              2002     2001    2000
  Options outstanding at beginning of year             500,000          -       -             $0.78        -       -
  Granted                                              200,000    500,000       -             $0.47    $0.78       -
  Exercised                                                  -          -       -                 -        -       -
  Expired/forfeited                                  (250,000)          -       -             $2.00        -       -
                                                     _____________________________         ___________________________

  Options outstanding at end of year                   450,000    500,000       -             $0.56    $0.78       -
                                                     _____________________________         ___________________________

All options outstanding are exercisable and were granted with an exercise price in excess of market price on the date of grant.

                                                                            F-23

   _________________________________________________________________________

                         14. Contributed Equity (cont)
   _________________________________________________________________________

(b) Stock option transactions with non-employees during the years ended 30 June 2002, 2001 and 2000 were as follows:


                                                            Number of options             Weighted average exercise price
                                                   2002           2001            2000          2002     2001     2000
  Options outstanding at beginning of year   56,627,545     39,370,490      45,642,377         $0.30    $0.21    $0.21
  Granted                                     1,650,000     21,200,000      10,473,781         $0.69    $0.43    $0.20
  Exercised                                (30,728,707)    (3,942,945)    (16,290,565)         $0.22    $0.20    $0.20
  Expired/forfeited                        (10,698,838)              -       (455,103)         $1.47        -    $0.20
                                           ____________________________________________     __________________________

  Options outstanding at end of year         16,850,000     56,627,545      39,370,490         $0.44    $0.30    $0.21
                                           ____________________________________________     __________________________



                                            Weighted average exercise price                   Weighted average fair value
                                                 2002     2001     2000                           2002     2001     2000
  Exercise price in excess of
  market price on the date of grant             $0.90    $1.00    $0.20                          $0.07    $0.07    $0.00
                                           ______________________________                      __________________________
  Exercise price less than
  market price on the date of grant             $0.47    $0.20        -                          $0.15    $0.42        -
                                           ______________________________                      __________________________





  Range of exercise prices      Number of options       Weighted average
                                                         exercise price
  $0.20 - $0.50                       10,350,000                  $0.21
  $0.51 - $0.75                        2,250,000                  $0.65
  $1.00                                4,700,000                  $1.00
                                     __________________________________

                                      17,300,000                  $0.48
                                     __________________________________



All options outstanding are exercisable.


                                                                            F-24
   _________________________________________________________________________

                          15. Option Incentive Scheme
   _________________________________________________________________________

Option Incentive Scheme

The Company has an option incentive scheme which was approved at the annual general meeting on 29 November 2000.

The plan provides for eligible employees to receive options over ordinary shares each year for no consideration. The board may from time to time resolve to invite eligible employees to apply for a number of options as determined by the board. The maximum number of options able to be issued under the scheme is 5% of the total number of shares on issue. Each option is convertible to one ordinary share. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company's shares traded during the five business days preceding the date of granting the option.

All options expire on the earlier of their expiry date or termination of the employee's employment. The plan does not represent remuneration for past services.

Unissued ordinary shares of the Company under option are:


        Issue date        Expiry date   Exercise price    Options issued      Total options              Unissued
                                            A$                                exercised and              options
                                                                              shares issued              available
                                                                             2002        2001       2002         2001
      11 April 2001    30 November 2003    0.56              850,000           -           -       850,000      850,000
      20 July 2001     28 February 2004    0.47              200,000           -           -       200,000            -



The market value of shares under these options at 30 June 2002 was A$0.24.

No options issued under the option incentive scheme were exercised or expired during the year ended 30 June 2002.

   _________________________________________________________________________

                                  16. Reserves
   _________________________________________________________________________

                                                                              Consolidated                       Company
                                                                          2002           2001      2000        2002          2001
  OPTION RESERVE                                                           A$             A$        A$          A$            A$
  Balance at beginning of year                                         2,000,000            -       -      2,000,000            -

  Add balance resulting from issue of options to the executive
  directors                                                                    -    2,000,000       -              -    2,000,000

  Less transfer to accumulated losses                                (2,000,000)            -       -    (2,000,000)            -
                                                                    _____________________________________________________________

  Total Reserves                                                               -    2,000,000       -              -    2,000,000
                                                                    _____________________________________________________________



The Option Reserve includes the excess of the fair value of the options at the date the options were issued over the consideration received. These options were exercised or expired during the period and the option reserve has been transferred to accumulated losses.

   _________________________________________________________________________

                             17. Accumulated losses
   _________________________________________________________________________


                                                 2002            2001            2000           2002              2001
                                                 A$              A$              A$              A$                A$
  Accumulated losses at beginning of year    (47,370,619)    (41,932,304)    (39,738,998)    (47,370,619)    (41,931,399)
  Net loss after income tax                   (5,116,407)     (5,438,315)     (2,193,306)     (5,116,407)     (5,439,220)
  Transfer from option reserve                  2,000,000               -               -       2,000,000               -
                                            _____________________________________________________________________________

  Accumulated losses at end of year          (50,487,026)    (47,370,619)    (41,932,304)    (50,487,026)    (47,370,619)
                                            _____________________________________________________________________________


   _________________________________________________________________________

                                  18. Segments
   _________________________________________________________________________

INDUSTRY SEGMENTS

The consolidated entity operates primarily in 3 industry segments - environmental consulting, mining interests and research and development of environmental remediation. The segments are determined based on several factors including nature of activities, customers and products/services provided.

Environmental Consulting encompasses the following areas:

   * Laboratory analysis - operations of a laboratory in Melbourne, Australia providing chemical analysis.

   * Fieldwork services - provision of on-site environmental management systems.

   * Consulting services - provision of specialist advice on cleaner production, waste management and reversing processes that generate waste. Revenue from sales of the Bauxsol TM or other technologies are recognised in this segment.

Mining Interests - this segment consists of the consolidated entity's mining tenements and other mining assets. The tenements are not being actively explored. Revenue relates to the sale of tin which has been acquired from third parties and processed in the consolidated entity's mining plant.

Research and development of environmental remediation - this segment is involved in research and development of the Bauxsol TM technology. It currently has no sales.

   _________________________________________________________________________

   _________________________________________________________________________

There are no intersegment sales. Certain segments may share resources of the consolidated entity. Where this occurs, costs are allocated on a usage basis.

The following table reflects the results of operations of the segments consistent with the consolidated entity's management systems.



                                      Environmental                Mining      Research and           Unallocated    Consolidated
                                        Consulting                Interests   Development of
                                                                              Environmental
                                                                                Remediation
  2002                                       A$                       A$             A$                      A$             A$
  External customer revenue               800,047                   97,819            -                          -        897,866
  Interest income                               -                        -            -                    438,374        438,374
  Other income                                  -                        -            -                    202,334        202,334
                                        __________________________________________________________________________________________

  Total revenue                           800,047                   97,819            -                    640,708      1,538,574
                                        __________________________________________________________________________________________
  Depreciation and
  amortisation                            213,926                   31,786            -                     29,706        275,418
                                        __________________________________________________________________________________________

  Segment operating results              (26,084)                (521,885)   (1,804,866)               (2,763,545)    (5,116,407)
                                        __________________________________________________________________________________________

  Acquisitions of
  non-current assets                      293,674                   18,704            -                    143,811        456,189
                                        __________________________________________________________________________________________

  Segment assets                        1,961,786                  135,990            -                 12,773,660     14,871,436
                                        __________________________________________________________________________________________

  Segment liabilities                   (155,898)                (840,000)            -                  (684,281)    (1,680,179)
                                        __________________________________________________________________________________________



                                      Environmental                Mining      Research and           Unallocated    Consolidated
                                        Consulting                Interests   Development of
                                                                              Environmental
                                                                                Remediation
  2001                                       A$                       A$             A$                      A$             A$
  External customer revenue                511,644                254,356            -                       -          766,000
  Interest income                                -                      -            -                 173,353          173,353
  Other income                                   -                  9,536            -                  49,797           59,333
                                        __________________________________________________________________________________________

  Total revenue                            511,644                263,892            -                 223,150          998,686
                                        __________________________________________________________________________________________

  Depreciation and amortisation            134,304                 41,857            -                  29,286          205,447
                                        __________________________________________________________________________________________

  Segment operating results                 80,656              (360,265)    (921,126)             (4,237,580)      (5,438,315)
                                        __________________________________________________________________________________________

  Acquisitions of non-current assets     1,869,000                      -            -                  48,232        1,918,132
                                        __________________________________________________________________________________________

  Segment assets                         1,650,896                224,587            -               2,059,635        3,936,118
                                        __________________________________________________________________________________________

  Segment liabilities                     (99,775)              (660,000)            -               (406,339)      (1,166,114)
                                        __________________________________________________________________________________________

   _________________________________________________________________________

   _________________________________________________________________________



                                      Environmental                Mining      Research and           Unallocated    Consolidated
                                        Consulting                Interests   Development of
                                                                              Environmental
                                                                                Remediation
  2000                                       A$                       A$             A$                    A$             A$
  External customer revenue                      -                   -                -                    -               -
  Interest income                                -                   -                -               61,610          61,610
  Other income                                                 153,823                -                3,058         156,881
                                        __________________________________________________________________________________________

  Total revenue                                  -             153,823                -               64,668         218,491
                                        __________________________________________________________________________________________

  Depreciation and amortisation                  -              72,696                -                7,576          80,272
                                        __________________________________________________________________________________________

  Segment operating results                      -           (334,249)        (661,025)          (1,198,032)     (2,193,306)
                                        __________________________________________________________________________________________

  Acquisition of non current assets              -              35,803                -               43,209          79,012
                                        __________________________________________________________________________________________

  Segment assets                                 -             342,475            3,477            3,583,459       3,929,411
                                        __________________________________________________________________________________________

  Segment liabilities                            -             560,000                -              195,880         775,880
                                        __________________________________________________________________________________________




The revenue allocated to each segment from external customers relates to services rendered and sales from those segments. The losses of the industry segments reflect the trading results as managed and reported by the industry segments.

The unallocated segment revenues and expenses are attributable to the corporate overhead activities of Virotec not directly attributable to an industry segment. Such revenues include primarily interest income and such expenses include development of the corporate strategy and development of Virotec's international activities.

GEOGRAPHIC SEGMENTS

The consolidated entity currently operates predominately in one geographic segment, namely Australia and its assets are located predominantly in Australia. The consolidated entity has established overseas controlled entities for contractual arrangements with customers.


  _________________________________________________________________________

                       19. Contingencies and Commitments
  _________________________________________________________________________


(a) MINESITE REHABILITATION

The consolidated entity has security bonds and bank guarantees in place of A$555,781 for rehabilitation of mining leases. The amount equals the estimates of the relevant mining departments when the leases were first granted. A provision of $840,000 for rehabilitation has been recorded for the expected cost to rehabilitate all mining leases. However, further liabilities may arise to the consolidated entity if the cost of rehabilitating the mining leases exceeds the current estimate.

  _________________________________________________________________________

  _________________________________________________________________________


(b) IMPLICATIONS OF NATIVE TITLE

The  decisions of the High Court of Australia in Mabo v The State of  Queensland
(1992) 107 ALR 1 and the Wik Peoples v The State of Queensland (1998) 141 ALR 129 may have an effect on the consolidated entity's mining tenements. The Mabo case recognised that native title to land in Australia survived the Crown's acquisition of sovereignty. However, the acquisition of sovereignty exposed native title to extinguishment by the valid exercise of sovereign power inconsistent with the continued right to enjoy native title. The Wik Case decided that Queensland pastoral leases do not necessarily extinguish native title and as a result, certain mining tenements and real property interests granted after 1 January 1994 may be invalid if they affect native title and were not granted in accordance with the Native Title Act 1993. The Federal Government has passed legislation to address this issue. However, at the date of these accounts, it is not possible to accurately predict the implications of Native Title on the consolidated entity's interests in mining tenements.

(c) LITIGATION

The Company has brought defamation cases against third parties. These matters may result in substantial legal costs being incurred. The Company is also party to other litigious matters in the ordinary course of business. It is impractical to determine the maximum contingent liability in relation to these matters.

In an action brought by the Environmental Protection Authority in New South Wales, the Company has been found to have breached the Protection of the Environment Operations Act 1997 by allowing the release of water from the site in November 1999 when the company was known as Tin Australia N.L. At the hearing to determine the quantum of any fine payable for this breach in July 2002, the Company was fined $30,000 and ordered to pay costs. The Company has accrued for the expected liability to arise from this matter.

The directors consider that litigation will not have a material adverse effect on the operating results or financial position of the company.

(d) NON-CANCELLABLE OPERATING LEASE COMMITMENTS

Future operative lease commitments not provided for in the financial statements and payable:




                                   Consolidated                  Company
                        2002            2001     2000       2002         2001
                         $               $         $          $            $
Within 1 year         111,380         136,900      -       111,380      136,900
Within 1-2 years      106,117         117,200      -       106,117      117,200
Within 2-3 years       61,650         104,767      -        61,650      104,767
Within 3-4 years       60,000          59,550      -        60,000       59,550
Within 4-5 years        5,000          57,000      -         5,000       57,000
Later than 5 years          -           4,750      -             -        4,750
                     __________________________________________________________

                      344,147         480,167      -       344,147      480,167
                     __________________________________________________________

  _________________________________________________________________________

                            20. Capital Commitments
  _________________________________________________________________________

The consolidated entity has commitments under research agreements with Southern Cross University amounting to A$279,365 in 2003, A$120,275 in 2004 and A$76,867 in 2005.

While the company remains listed on the Alternative Investment Market of the London Stock Exchange it has an annual commitment for fees of approximately A$100,000.


  _________________________________________________________________________

                   21. Notes to the Statements of Cash Flows
  _________________________________________________________________________


                                                                           Consolidated                         Company
                                                             2002             2001          2000         2002              2001
  (A) RECONCILIATION OF CASH                                  A$               A$            A$           A$                A$
  For the purposes of the statement of cash flows,
  cash includes cash on hand and at bank. Cash at
  the end of the financial year as shown in the
  statement of cash flows reconciled to the related
  items is in the balance sheet as follows:

  Cash at bank                                             11,896,720        578,056      3,457,869    11,864,140         507,696
                                                          _______________________________________________________________________


  (B) RECONCILIATION OF OPERATING LOSS AFTER
      INCOME TAX TO NET CASH USED IN
      OPERATING ACTIVITIES

  Operating loss after income tax                         (5,116,407)    (5,438,315)    (2,193,306)    (5,116,407)    (5,439,220)
  Add non cash items:
  Depreciation and amortisation                               275,418        205,447         80,173         61,492         64,799
  Loss on disposal of assets                                   65,427          7,350        346,563         48,866          7,350
  Consulting fees - paid by the issue of shares                     -        125,800         51,000              -        125,800
  Directors remuneration - option issue                             -      2,000,000        117,000              -      2,000,000
  Provision for diminution of loans to controlled entities          -              -              -        915,672        203,823
  Add/(less) items classified as investing/financing
  activities
  Net proceeds from insurance settlement                            -              -      (151,461)              -              -
  Net exploration expenditures written off during the year    309,839        339,414         58,699        309,839        339,414
  Net research and development costs written off
  during the year                                           1,804,866        921,126        647,462      1,104,723        921,126
  Share issue costs                                                 -        454,176              -              -        454,176



                                                                            F-30


  _________________________________________________________________________

                21. Notes to the Statements of Cash Flows (cont)
  _________________________________________________________________________

                                                      2002                2001             2000           2002           2001
                                                       A$                  A$               A$             A$             A$
    Changes in assets and liabilities:
    Decrease/(increase) in receivables               9,229              (184,021)        (3,672)         18,168       (29,617)
    Decrease/(increase) in prepayments            (88,269)              (469,699)         44,523      (106,875)      (450,964)
    Decrease/(increase) in inventories              97,278               (34,588)       (79,574)         97,278       (34,588)
    Increase/(decrease) in trade creditors          60,644                292,841        (5,872)        246,595        202,104
    Increase/(decrease) in provisions              453,420                117,393          6,337        199,649        108,355
                                             __________________________________________________________________________________

    Net cash used by operating activities      (2,128,554)            (1,663,076)    (1,082,128)    (2,221,000)    (1,527,442)
                                             __________________________________________________________________________________


(C) NON CASH FINANCING AND INVESTING ACTIVITIES

During the 2002 year, the company;

    * Issued 200,000 options to employees; and
    * Issued 1,650,000 options to advisors in relation to the company's listing on AIM.

During the 2001 year, the company:

    * Issued 2,700,000 ordinary fully paid shares as part consideration of A$1,620,000 for the acquisition of an environmental consultancy and laboratory analysis services business;
    * Issued 2,700,000 options as part consideration for the acquisition of an environmental consultancy business;
    * Issued 5,000,000 options to executive directors as part of their remuneration arrangements,
    * Issued 1,300,000 options to non-executive directors;
    * Issued 850,000 options to employees; and
    * Issued 251,250 ordinary fully paid shares in relation to consulting fees.

During the 2000 year, the company:

    * Converted $547,378 of secured debt to equity by the issue of 10,473,781 ordinary shares.
    * Issued 3,207,200 ordinary shares in relation to directors' fees and consulting fees.

These transactions were not reflected in the statements of cash flows.

                                                                            F-31

  _________________________________________________________________________

                  22. Remuneration of Directors and Executives
  _________________________________________________________________________



                                              2002       2001         2000
  DIRECTORS
  The number of directors whose income from
  the company or any related party falls
  within the following bands:

  A$ 0 - A$ 19,999                              -          -            4
  A$ 20,000 - A$ 29,999                         2          2            -
  A$ 30,000 - A$ 39,999                         -          1            -
  A$ 50,000 - A$ 59,999                         -          -            1
  A$ 60,000 - A$ 69,999                         1          -            -
  A$ 160,000 - A$ 169,000                       -          -            1
  A$ 210,000 - A$ 219,999                       -          -            1
  A$ 250,000 - A$ 259,000                       1          -            -
  A$ 350,000 - A$ 359,000                       1          -            -
  A$1,170,000 - A$1,179,999                     -          1            -
  A$1,210,000 - A$1,219,999                     -          1            -

  Total income paid or payable,
  or otherwise made available
  to all the directors of the
  company from the company or
  any related party. (The
  directors of the controlled
  entity are also directors of
  the consolidated entity)                 $714,720    $2,479,163    $442,498
                                         ___________ _____________ ___________



There were no retirement benefits paid to directors of the consolidated entity and/or its controlled entities. Not included in the above information is a director of a wholly owned overseas subsidiary, who received no fees for acting in the capacity of director during the year.

The 2001 amount includes options issued to executive directors. These options, exercisable at A$0.20 each, were issued to the executive Directors of the Company as part of their remuneration package and was negotiated and approved by an independent director in February 2000, when shares in the Company were trading at A$0.11 per share. Under ASX Listing rules, the options could only be issued after shareholder approval was received. This approval was received in November 2000 and the options were issued in December 2000 when shares in the Company were trading at approximately A$0.60 per share. Under Australian accounting requirements the value of the options were costed at the economic cost to the company of A$0.40 each at the date the options were issued. The rise in the share price in the period between the date of agreement and the date of the shareholders meeting gave rise to this charge of A$2,000,000 being the fair value attributed to the options, to be included in the directors remuneration for the period.

                                                                            F-32


  _________________________________________________________________________

              22. Remuneration of Directors and Executives (cont)
  _________________________________________________________________________


                                        2002             2001         2000
  EXECUTIVES
  The number of executives
  whose remuneration from the
  consolidated entity or
  related party falls within
  the following bands:

  A$ 100,000 - A$109,999                  1                -            -
  A$ 120,000 - A$129,999                  1                1            -
  A$ 150,000 - A$159,999                  1                -            -
  A$ 160,000 - A$169,999                  -                -            1
  A$ 210,000 - A$219,999                  -                -            1
  A$ 250,000 - A$259,999                  1                -            -
  A$ 350,000 - A$359,999                  1                -            -
  A$1,170,000 - A$1,179,999               -                1            -
  A$1,210,000 - A$1,219,999               -                1            -

  Total remuneration received, or due
  and receivable from the consolidated
  entity or related parties by
  executive officers of the
  consolidated entity whose income is
  A$100,000 or more (The executives of
  the controlled entity are also
  executives of the consolidated      $989,828         $2,503,543   $375,498
  entity)                           ___________      ____________  __________


  _________________________________________________________________________

                              23. Related Parties
  _________________________________________________________________________


DIRECTORS

The names of each person holding the position of director of Virotec International Ltd during the financial year are B. J. Sheeran, B. J. Bamonte, M. Nissen, J. Glynn and D. M. McConchie. Details of directors' remuneration are set out in Note 22. There were no retirement benefits paid to directors, and no loan advances to directors during the year. Apart from the details disclosed in this note, no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

                                                                            F-33


                           23. Related Parties(cont)


DIRECTORS' HOLDINGS OF SHARES AND SHARE OPTIONS

The   interests  of  the  directors  of  the   consolidated   entity  and  their
director-related entities in shares and options of Virotec International Ltd at year-end are set out below:

                                                   Number Held
                                         2002          2001          2000

  Fully paid ordinary shares          11,756,842    10,596,842    15,252,268
  Options over ordinary shares         2,200,000     6,861,096    10,961,096
  Partly paid ordinary shares,
  payable to 20 Australian cents
  per share and credited as paid to
  8 Australian cents per share.                 -             -     1,800,000



During  the 2002  year,  the  directors  in  aggregate  sold nil  shares  (2001:
5,355,426 shares; 2000: 12,794,764 shares) in the company and were issued with nil options (2001: 6,600,000 options; 2000: 2,340,000 options). During the year the directors were issued 1,576,096 shares on exercise of 1,576,096 options and 3,085,000 options lapsed unexercised.

During the 2001 year the directors transferred 10,000,000 options to parties unrelated to the company and exercised 700,000 options into ordinary shares. During the 2000 year, directors' fees of A$117,000 were paid by the issue of 2,340,000 fully paid ordinary shares.

During the 2000 year, directors were issued 20,842,365 ordinary shares and 20,842,365 options to convert debt to equity.

                                                                            F-34

  _________________________________________________________________________

                           23. Related Parties (cont)
  _________________________________________________________________________


OTHER TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

During the 2002 year, Sheeran Nominees Pty Ltd, a company in which B. Sheeran is a shareholder, provided transport services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were $23,575 (2001: $176,523, 2000: $114,142).

During the 2002 year, C. Boland, an associate of B. Sheeran, provided marketing and communication services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total payments for the period were $56,596 (2001: $52,850, 2000: $2,275).

During the 2002 year, pursuant to an agreement with Nauveau Technology Investments Limited ("NTI"), a company in which B. Sheeran and D. McConchie are shareholders, under which the Company has a world wide exclusive licence to distribute and market technology owned by NTI, an amount of A$454 (2001 and 2000: nil) is payable at the end of the period. Under this agreement the Company is responsible for all costs associated with the development of the technology and will pay a royalty to NTI upon the successful commercialisation of related technologies. Under the licence agreement, the company pays NTI a royalty of 2% of the gross proceeds received from the exploitation of the intellectual property. From 1 July 2006, minimum royalties of $100,000 are payable for the first year increasing by 10% per annum to a maximum of $250,000 per annum. Virotec may terminate the agreement on 1 years notice in writing. The terms and conditions of this agreement are no more favourable than those available, or which might be reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

During the 2000 year, Sheeran Pacific Pty Ltd, a company in which B Sheeran is a shareholder, sold mining, plant and equipment to the Company for A$28,490.

During the 2000 year, Sheeran Nominees Pty Ltd, a company in which B Sheeran is a shareholder, received interest of A$41,351 on loans advanced to the consolidated entity. All payments were in the ordinary course of business and on normal commercial terms and conditions. Interest on the loans was calculated at the rate of 15% per annum and payable monthly in arrears.

During the 2000, year S Daley was a director of the Company, SFE Investments Pty Ltd, a company in which he is a shareholder, received guarantee fees A$31,250 on guarantees provided on behalf of the consolidated entity at a rate of 15% per annum and payable monthly in arrears.

During the 2002 year, pursuant to an agreement between the Company, Southern Cross University ("SCU"), NTI and D. McConchie which enables D.McConchie to provide ongoing technical advice to the Company through SCU. A total amount of $111,661 (2001: $126,249, 2000: nil) was paid or is payable at 30 June 2002. All payments were in the ordinary course of business and on normal commercial terms and conditions.

During the 2002 year, F. Davies-McConchie, an associate of D. McConchie, provided technical advice and other services to the Company. All payments were in the ordinary course of business and on normal commercial terms and conditions. Total amounts payable for the period were $43,664 (2001: $4,769; 2000: nil).

Under a retainer agreement dated 19 June 2001, Mr B Bamonte provides consultancy
services  to  the  Company,   payments  for  which  are  included  in  directors
remuneration.

Under a retainer agreement dated 19 June 2001, Mr B Sheeran provides consultancy
services  to  the  Company,   payments  for  which  are  included  in  directors
remuneration.

                                                                            F-35

  _________________________________________________________________________

                           23. Related Parties (cont)
  _________________________________________________________________________


                                                              Company
  Details of interests in a wholly-owned controlled      2002         2001
  entities are set out in note 9. Details of              A$           A$
  dealings with these entities are set out below:
  Balance with entities within the wholly owned
  group
  Receivables - non-current loans                     2,925,912    2,084,800



These loans were unsecured, interest free and have no fixed term of repayment.


  _________________________________________________________________________

                24. Additional Financial Instruments Disclosures
  _________________________________________________________________________

(A) INTEREST RATE RISK

Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

                                                                        Fixed Interest Maturing Interest
                                          Weighted
                                        Ave Interest         Floating         1 Year       Non Interest     Total
                                            Rate          interest rate       or less        Bearing
                                                               A$                A$             A$           A$
    Financial Assets - 2002
    Cash                                    4.75%            11,896,720          -                -    11,896,720
    Receivables - current                                             -          -          178,435       178,435
    Receivables - non-current               1.50%                     -     56,016          499,765       555,781
                                                          ________________________________________________________

                                                             11,896,720     56,016          678,200    12,630,936
                                                          ________________________________________________________
    Financial Assets - 2001
    Cash                                    5.50%               578,046          -                -       578,046
    Receivables - current                                             -          -          187,644       187,644
    Receivables - non-current               1.50%                     -     56,016          497,388       553,404
                                                          ________________________________________________________

                                                                578,046     56,016          685,032     1,319,094
                                                          ________________________________________________________

                                          Weighted                         Fixed Interest Maturing Interest

                                        Ave Interest
                                            Rate               1 Year       2 Years        Non Interest     Total
                                                              or less       or less          Bearing
                                                                 A$            A$               A$            A$
    Financial Liabilities - 2002
    Accounts Payable                                             -              -           780,348       780,348
                                                          ________________________________________________________

                                                                 -              -           780,348       780,348
                                                          ________________________________________________________
    Financial Liabilities - 2001
    Accounts Payable                                             -              -           479,542       479,452
                                                          ________________________________________________________

                                                                 -              -           479,452       479,452
                                                          ________________________________________________________

                                                                            F-36

  _________________________________________________________________________

            24. Additional Financial Instruments Disclosures (cont)
  _________________________________________________________________________


(B) CREDIT RISK EXPOSURE

Credit risk represents the loss that would be recognised if counter-parties failed to perform as contracted.

On Balance Sheet Financial Information

The credit risk on financial assets, excluding investments, of the consolidated entity, which have been recognised in the balance sheet, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity is not materially exposed to any individual customer or individual overseas country.

Off Balance Sheet Financial Instruments

There are no off balance sheet financial instrument credit risk applicable.

Net fair values of financial assets and liabilities

Valuation Approach - Net fair values of financial assets and liabilities are the equivalent of their book values.


  _________________________________________________________________________

                             25. Subsequent Events
  _________________________________________________________________________


There has not arisen in the interval between the end of the financial year and the date of this report any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to effect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.


  _________________________________________________________________________

                           26. US GAAP Reconciliation
  _________________________________________________________________________

Virotec is an Australian incorporated environmental company with the exclusive license to market and distribute the Bauxsol TM technology (a green, cost effective technology, that simultaneously neutralizes acid and extracts heavy metals, together with some other inorganic species from water and soil) and other related technologies throughout the world.

The Company and consolidated entity are substantially dependent on the licence to market and distribution the Bauxsol TM technology. The loss of the licence to use the Bauxsol TM technology, or the inability to protect the intellectual property related to the Bauxsol TM technology, would have a material adverse effect on the business, financial condition and results of operations and could lead to the cessation of the business.

The consolidated financial statements of the consolidated entity are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP), which differ in some respects from Generally Accepted Accounting Principles in the United States of America (US GAAP).


                                                                            F-37

  _________________________________________________________________________

                       26. US GAAP Reconciliation (cont)
  _________________________________________________________________________


The following are reconciliations between US GAAP and Australian GAAP of the consolidated entity's net loss after income tax, shareholders' equity and total assets.


                                                                              Note         2002           2001           2000
                                                                                            A$             A$             A$

  Net loss after income tax reported under Australian GAAP                              (5,116,407)    (5,438,315)   (2,193,306)
  Stock compensation expense                                                  (ii)        (122,000)      (140,952)             -
  Amortisation of goodwill                                                    (iii)        (19,120)       (14,347)             -
  Gain on retirement of debt                                                  (v)                 -              -        25,110
                                                                                       _____________  ____________  ____________

  Net loss under US GAAP                                                                (5,257,527)    (5,593,614)   (2,168,196)
                                                                                       _____________  ____________  ____________

  Basic and dilutive loss per share (Australian cents) according to US GAAP                   (3.5)          (5.5)         (3.0)


  Shareholders' equity reported under Australian GAAP                                    13,191,258      2,770,004
  Goodwill, net of amortisation                                               (iii)         157,828        176,948
                                                                                       _____________  ____________

  Shareholders' equity under US GAAP                                                     13,349,086      2,946,952
                                                                                       _____________  ____________

  Total assets reported under Australian GAAP                                            14,871,436      3,936,118
  Goodwill                                                                    (iii)         157,828        176,948
                                                                                       _____________  ____________

  Total assets under US GAAP                                                             15,029,264      4,113,066
                                                                                       _____________  ____________



The following table includes a statement of financial performance prepared in accordance with Australian GAAP but presented in a US GAAP format.


                                                                                             2002           2001           2000
                                                                                              A$             A$             A$
  Sales revenue                                                                            897,866        766,000              -
  Costs and expenses
  Cost of sales                                                                          (129,865)      (275,207)              -
  Depreciation and amortisation                                                          (275,418)      (205,447)       (80,172)
  Research and development expense                                                     (1,804,866)      (921,126)      (647,462)

  Exploration and evaluation expenditure written off                                     (489,839)      (339,414)       (58,699)
  General and administration                                                           (1,291,421)    (3,168,756)      (441,065)
  Operating expenses                                                                   (2,539,781)    (1,511,350)    (1,101,920)
                                                                                       _____________  ____________  ____________

  Total costs and expenses                                                             (6,531,190)    (6,421,300)    (2,329,318)

  Operating loss                                                                       (5,633,324)    (5,655,300)    (2,329,318)

  Other income                                                                              78,543         43,632        156,881
  Interest income                                                                          438,374        173,353         61,610
  Interest expense                                                                               -              -       (82,479)

  Net loss                                                                             (5,116,407)    (5,438,315)    (2,193,306)
                                                                                       _____________  ____________  ____________


                                                                            F-38


  _________________________________________________________________________

                       26. US GAAP Reconciliation (cont)
  _________________________________________________________________________


(i)     Accounting for share options issued to employees

Under  Australian  GAAP,  options  issued to employees  have been  accounted for
utilising  the  intrinsic  value  method.   Accordingly,  no  expense  has  been
recognised for share options issued to employees.

SFAS No. 123, "Accounting for Stock-Based Compensation (SFAS No. 123)" requires shares and options issued to employees to be recognised either using the fair value method or the intrinsic value method, as prescribed by APB Opinion No. 25 and its related interpretations.

In accordance with APB Opinion No. 25, the Company does not recognise an expense for options granted to employees with an exercise price greater than or equal to the market price of the underlying share at the date of grant for US GAAP. SFAS No. 123 requires a company to determine the fair market value of all awards of stock-based compensation at the grant date and to disclose pro-forma net income and earnings per share as if the resulting stock-based compensation amounts were recorded in the Consolidated Statements of Financial Performance. The table below presents these pro-forma disclosures.

The fair market value of stock options granted to employees is estimated using the Black-Scholes option-pricing model with the following assumptions:



                                               2002        2001       2000
    Term (years)                                2.7      1.9 - 3.0      -
    Volatility                                  32%       34%-39%       -
    Risk-free interest rate                    5.5%     5.8 - 6.2%      -
    Dividend yield                             0.0%        0.0%         -
    Weighted average fair value per option    A$0.14      A$0.08        -




Pro-forma disclosure


                                                     2002                          2001                          2000
                                          As reported     Pro-forma     As reported     Pro-forma     As reported     Pro-forma
  Net loss applicable to common
  stockholders                            (5,257,527)    (5,285,527)    (5,593,614)    (5,796,825)    (2,168,196)    (2,168,196)
  Loss per share
  Basic and diluted
  (Australian cents)                            (3.5)          (3.5)          (5.5)          (5.7)          (3.0)          (3.0)



(ii) Accounting for options issued to non-employees - stock compensation expense

Under Australian GAAP, options issued to non-employees have been accounted for utilising the intrinsic value method.

SFAS No. 123 requires options issued to non-employees for the provision of goods and services to be accounted for under the fair value method.

The Company has issued options to non-employees in the following circumstances under which SFAS No. 123 requires the options to be valued using the fair value method:

- To directors (acting as consultants) and consultants for services rendered.
- To debt providers as partial consideration to settle outstanding balances.
-     To a third party to acquire a business operation.


The fair value of stock options granted to non-employees for the provision of goods and services is calculated using the Black-Scholes option pricing model with the following assumptions:


                                              2002         2001        2000
  Term (years)                              2.7-3.3     1.3 - 2.6      2.1
  Volatility                                30%-31%     34% - 39%      21%
  Risk free interest rate                     5.5%     6.2% - 5.8%     6.6%
  Dividend yield                              0.0%         0.0%        0.0%
  Weighted average fair value per option     $0.11        $0.32       $0.00



                                                                            F-39
  _________________________________________________________________________

                       26. US GAAP Reconciliation (cont)
  _________________________________________________________________________


(iii)     Goodwill

The  consolidated   entity  amortises   goodwill  arising  in  relation  to  the
acquisition of a business over 10 years.

As noted in (iv) below, the Company issued 2,700,000 options at an exercise price of A$1.00 per share, as part consideration to acquire a business. These options were valued using the intrinsic method for Australian GAAP while US GAAP requires the fair value method. As a result of using the fair value method to value the options issued, additional goodwill on consolidation for the consolidated entity of A$191,295 has arisen for US GAAP purposes, which is amortised over the period of 10 years. Under US GAAP, an additional charge for amortisation of goodwill of $19,120 (2001: A$14,347; 2000:nil) has been recorded for the year ended 30 June 2002.

(iv)     Acquisitions

On 1 October 2000, the Company  acquired the Consil Unit Trust doing business as
Global   Environment   Corporation  Pty  Ltd.  The  business   acquired  was  an
environmental consultancy, fieldwork and laboratory analysis services business.

The purchase price was determined by agreement between the Company and the vendors. Consideration for the purchase was 2,700,000 Virotec shares, 2,700,000 options to acquire Virotec shares at A$1.00 per share on or before 31 August 2003 and A$400,000 in cash. The total consideration was valued at A$2,020,000 under Australian GAAP and A$2,211,295 under US GAAP.

The acquisition was accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No 16 and operations since the acquisition date have been included in the consolidated statements of financial performance. The excess of the total acquisition cost over the fair value of assets acquired was allocated to goodwill in the amount of A$1,029,800 for Australian GAAP and A$1,221,095 for US GAAP, and will be amortised over 10 years subject to tests for impairment.

The purchase price has been allocated to the fair vaue of assets and liabilities acquired as follows:


                                  AGAAP       US GAAP
                                    $            $
  Purchase consideration       2,020,000    2,211,295
                             _________________________
  Allocated to:
  Plant and equipment            840,200      840,200
  Prepaid consultants fees       150,000      150,000
  Goodwill                     1,029,800    1,221,095
                             _________________________

                               2,020,000    2,211,295
                             _________________________

The unaudited pro-forma results of operations which follow assume that the acquisition had occurred at the beginning of the year ended 30 June 2000. In addition to combining the historical results of operations of the two entities, the pro-forma calculations include adjustments for the estimated effect on the consolidated entity's historical results of operations for additional depreciation and amortisation. There is no difference between the proforma and actual US GAAP for the year ended 30 June 2002.


                                                         Pro-forma
                                                          US GAAP
                                                    2001           2000
                                                     $              $

    Sales revenue                                   932,097        668,382
    Net loss                                    (5,636,092)    (2,389,174)
    Basic and diluted loss per share (cents)          (5.5)          (3.3)


  _________________________________________________________________________

  _________________________________________________________________________


(v)     Gain on retirement of debt

On 9 December 1999, the Company retired a debt obligation through the issuance of shares. As of the date of retirement, the aggregate fair value of the shares issued was less than the carrying amount of the debt. For Australian GAAP, this difference was recorded directly to shareholders' equity. For US GAAP, the difference represents a gain on the retirement of the debt which is recorded through the statement of financial performance.

(vi)     Statements of cash flows

Under Australian GAAP, cash outflows for payments for research and development of A$1,804,866 and A$921,126, and A$647,462 for the 2002, 2001 and 2000
financial years respectively, are disclosed in the statements of cash flows as cash flows from investing activities.

Under US GAAP, these payments are disclosed as part of cash flows from operating activities.

(vii)     Future income tax benefit

Under Australian GAAP, future income tax benefits have not been brought to account as recovery is not considered virtually certain.

Under US GAAP, future income tax benefits have been brought to account and a corresponding valuation allowance recorded as recovery is not considered to be more likely than not.

(viii)     Impact of Recently Issued Accounting Standards

Recently Issued Australian Accounting Standards

The Australian Accounting Standards Board ("AASB") has issued AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which will apply to annual and half-year reporting periods beginning on or after 1 July 2002.

The standard introduces rules for the recognition, measurement and disclosure of provisions. It also includes detailed disclosure requirements for contingent assets and liabilities.

The major changes to current practice include:


- More stringent requirements for restructuring provisions, differentiating between restructurings on acquisition and other restructurings.

- Discounting of provisions, using specific liability related risk rates, applied to pre-tax cash flows.

- Provisions for dividends will only be recognised at reporting date if they have been declared, determined or recommended before reporting date. The full amount of the dividend must be recognised as a provision, not just the amount payable in cash.

-    Separate recognition criteria for any recoveries related to provisions.


Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact that the adoption of AASB 1044 is expected to have on the Company's financial report.

The AASB has issues a revision of AASB 1020 Income Taxes, which will apply to annual and half-year financial reporting periods beginning on or after 1 January 2005.

The main features of the revised Standard are:

- The revised standard adopts the "balance sheet" liability method of tax effect accounting rather than the "income statement" liability approach. The "balance sheet" liability method focuses on the tax effects of transactions and other events that affect amounts recorded in the statement of financial position and temporary differences. Temporary differences are the differences between the carrying amounts of assets and liabilities and their tax bases.

-    The   measurement  of  a  deferred  tax  asset  or  liability   depends  on
     management's intended use of the asset or liability.

- Deferred tax assets should be recognised when it is probable that the taxable income will be available against which the deferred tax asset can be utilised.

  _________________________________________________________________________

  _________________________________________________________________________


- Discounting of deferred tax assets and liabilities is not permitted, unless required by another standard.

- Goodwill amortisation is not deductible under Australian tax law. This would give rise to a deferred tax liability. The Standard, however, does not permit the temporary difference to be recognised, as this would have the effect of increasing the amount of the goodwill on an iterative basis.


Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact that the adoption of AASB 1020 is expected to have on the Company's financial report.

The AASB has issued a revision of AASB 1028 Employee Benefits which will apply to annual reporting periods beginning on or after 1 July 2002.

The major changes to the standard are:

- Specific rather than general recognition criteria for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits (including those arising through acquisition) and post-employment benefits - the termination benefit criteria are now black letter requirements and in an acquisition, the acquiree must recognise the liability in some circumstances.

- Recognition of employee benefits to be measured at nominal amounts (including wages and salaries, annual leave and sick leave) using "expected" remuneration rates that will be paid when the obligation is settled, not rates at reporting date.

- Significantly more detailed disclosures in relation to items such as equity-based compensation benefits.

-     Terminology changes to more closely harmonise with IAS 19

- Employee benefit assets and liabilities arising from agreements equally proportionately unperformed need not be recognised unless required by this or another standard.


The Company does not expect the adoption of AASB 1028 to have a material effect on the consolidated financial statements.

Recently Issued United States Accounting Standards

In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2001 and also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with Statement 142 until its life is determined to no longer be indefinite.

The provisions of Statement 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is 1 July 2001, or later. The Company is required to adopt the provisions of Statement 142 on 1 July 2002. Retroactive application of Statements 141 and 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after 30 June 2001 will not be amortised. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortised until 30 June 2002.

The Company does not expect the adoption of SFAS No. 141 to have a material impact on its consolidated financial statements under US GAAP. The Company implemented SFAS No. 142 on 1 July 2002. In accordance with SFAS No. 142, the Company will be required to complete the first step of the transitional goodwill impairment test by 31 December 2002. The Company has not yet determined the impact that the adoption of SFAS No. 142 will have on its consolidated financial statements. Under this statement, goodwill will no longer be amortised in the statement of financial performance. The amount of amortisation of goodwill during the years ended 30 June 2002, 2001 and 2000 in accordance with US GAAP were A$122,050, A$91,582 and nil respectively.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. Statement 143 is effective for the Company as of 1 July 2002. The Company does not expect the adoption of Statement 143 to have a material impact on the consolidated financial statements.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.'' SFAS No. 144 addresses financial accounting and reporting for the impairment of long lived assets and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion 30) for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss if the carrying amount of a long lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

SFAS No. 144 also requires that a long lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin off be considered held and used until the asset is disposed of, exchanged or distributed.

SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for Financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The Company implemented SFAS No. 144 on 1 July 2002. This statement did not have a material impact on the Company's consolidated results or financial position on the date of adoption.

In April 2002, the FASB issued SFAS No. 145, ""Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.'' As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the Group in the Fiscal year beginning July 1, 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities.'' SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002, the effect of adopting this statement cannot be determined.